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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Hung Kai Properties Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1755 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/26/04

82-7753

SUN HUNG KAI PROPERTIES LIMITED

ARIS-6-30-04



Annual Report 2003/04

The kingfishers gracing the pages of this year's report reflect Sun Hung Kai Properties' commitment to 'Building Homes With Heart'. Just as the kingfishers instinctively seek out the best shelter, the Group chooses the most desirable locations and environments for its developments and offers homebuyers the finest residences and service.


1
2
3

Cover Photos:
1 The Victory Arch, Kowloon Station
2 Canary West, Olympic Station
3 Park Island, Ma Wan

SUN HUNG KAI PROPERTIES LIMITED

Annual Report 2003/04

CONTENTS

For the year ended 30 June	2004	2003	Change (%)
Turnover (HK$ million)	**21,764**	22,945	-5.1
Profit attributable to shareholders (HK$ million)	**6,923**	6,370[1]	+8.7
Earnings per share (HK$)	**2.88**	2.65[1]	+8.7
Dividends per share (HK$)	**1.65**	1.60	+3.1
Gross rental income[2] (HK$ million)	**5,461**	5,628	-3.0
Net rental income[2] (HK$ million)	**3,998**	4,100	-2.5
Shareholders' funds per share (HK$)	**56.33**	50.25[1]	+12.1
Net debt to shareholders' funds ratio (%)	**9.4**	10.9	-1.5[3]
Hong Kong Land Bank Summary:			
Development land bank (million square feet)[4]	**22.3**	24.8	-10.1
Completed investment properties (million square feet)	**20.5**	20.5	No change
Total land bank (million square feet)	**42.8**	45.3	-5.5

Turnover (HK$ million)


HK$ million
30,000
25,000
20,000
15,000
10,000
5,000
0
25,826
17,701
25,373
22,945
21,764
FY2000
2001
2002
2003
2004

Earnings and Dividends per Share (HK$)


HK$
5
4
3
2
1
0
4.51
1.75
3.47
1.55
3.55
2.15[5]
2.65
1.60
2.88
1.65
FY2000
2001
2002
2003
2004

- Earnings
- Dividends
- Special cash dividends

Net Asset Value per Share* (HK$)


HK$
60
50
40
30
20
10
0
51.56
53.48
53.56
50.25
56.33
FY 2000
2001
2002
2003
2004

* Except for completed investment properties, hotels and marketable securities, which are stated at market value, all assets are at historical cost

1 *Adjusted for deferred taxation*
2 *Including contributions from jointly-controlled entities and associates*
3 *Change in percentage points*
4 *Excluding over 21 million square feet of agricultural land in terms of site area*
5 *Including special cash dividends of HK$0.60 per share for the Group's 30th anniversary*

CORPORATE INFORMATION

DIRECTORS

Kwok Ping-sheung, Walter
Chairman & Chief Executive
Lee Shau-kee
Vice Chairman
Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
Vice Chairman & Managing Director
* Chung Sze-yuen
* Fung Kwok-king, Victor
* Dicky Peter Yip
# Woo Po-shing
# Kwan Cheuk-yin, William
# Lo Chiu-chun, Clement
# Law King-wan
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)

Non-Executive Director
* *Independent Non-Executive Director*

COMPANY SECRETARY

Lai Ho-kai, Ernest

REGISTERED OFFICE

45th Floor, Sun Hung Kai Centre,
30 Harbour Road,
Hong Kong
Telephone : (852) 2827 8111
Facsimile : (852) 2827 2862
Website : www.shkp.com
E-mail : shkp@shkp.com

AUDITORS

Deloitte Touche Tohmatsu

REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The Hongkong & Shanghai Banking Corporation Limited
Hang Seng Bank Limited
The Bank of Tokyo – Mitsubishi, Ltd
Industrial and Commercial Bank of China
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd.
Bank of Communications
BNP Paribas
Standard Chartered Bank (HK) Ltd

SOLICITORS

Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

SHAREHOLDERS' CALENDAR

REGISTER OF SHAREHOLDERS

Close of Register (both days inclusive)
2 December 2004 - 9 December 2004

ANNUAL GENERAL MEETING

9 December 2004

DIVIDENDS (per share)

Interim Dividend	HK$0.60
Paid on	6 April 2004
Final Dividend	HK$1.05
Payable on	10 December 2004

LISTING INFORMATION

SHARE LISTING

The Company's Shares are listed on The Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

STOCK CODE

The Stock Exchange of Hong Kong:	16
Bloomberg:	16 HK Equity
Reuters:	0016.HK
Trading Symbol for ADR:	SUHJY
CUSIP Number:	86676H302

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
General Manager – Corporate Planning
Telephone : (852) 2828 7786
Facsimile : (852) 2827 0676
E-mail : ir@shkp.com

CORPORATE STRUCTURE

AS AT 30 JUNE 2004



SUN HUNG KAI PROPERTIES
HONG KONG
MAINLAND
Property Development
Property Investment
Property Related Business
Telecoms & Information Technology
Transportation, Infrastructure & Logistics
Property Development & Investment
15.3 million sq.ft. under development
Over 21 million sq.ft. of agriculture land (site area)
20.5 million sq.ft. completed investment properties
7.0 million sq.ft. under development
Hotels
Property Management
Construction
Financial Services
Insurance
SmarTone* 52.1%
SUNeVision* 84.9%
Kowloon Motor Bus* 33.3%
RoadShow* 25.6%
Route 3 (CPS) 50%
Wilson Group 100%
Airport Freight Forwarding Centre 100%
Business Aviation Centre 35%
River Trade Terminal 43%
Asia Container Terminals 28.5%
Mid-Stream Operation 50%
Logistics
Waste Management
5.4 million sq.ft. under development
1.8 million sq.ft. completed investment properties

* *Listed in Hong Kong*

I am pleased to present my report to the shareholders.

RESULTS

The Group's profit after taxation and minority interests for the year ended 30 June 2004 was HK$6,923 million, an increase of nine per cent compared with last year's profit of HK$6,370 million. Earnings per share for the year were HK$2.88, representing an increase of nine per cent compared with HK$2.65 per share for the previous year. Last year's net profit and earnings per share have been adjusted for deferred taxation.



Superior quality and the green environment at Park Island, Ma Wan, attracted buyers.



The public sale of BeneVille in Tuen Mun aroused market interest.

DIVIDENDS

The directors have recommended the payment of a final dividend of HK$1.05 per share for the year ended 30 June 2004. Together with the interim dividend of HK$0.60 per share, the dividend for the full year will be HK$1.65 per share, up three per cent from last year's HK$1.60.

REVIEW

Property Sales

The year's turnover from property sales as recorded in the accounts was HK$10,004 million, as compared with HK$12,543 million last year.

The Group sold and pre-sold an attributable HK$15,592 million worth of properties in Hong Kong during the year, a 28 per cent increase from last year. Major projects sold during the year included YOHO Town Phase 1 in Yuen Long, Park Island Phase 3 on Ma Wan, Sham Wan Towers in Island South, 8 Waterloo Road in Kowloon, BeneVille in Tuen Mun and The Pacifica in Cheung Sha Wan.

A total of seven projects were completed during the year containing 3.5 million square feet of attributable gross floor area. The vast majority of the space is residential, and about 92 per cent of it has been sold.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (sq.ft.)
YOHO Town Phase 1	8 Yuen Lung Street Yuen Long	Residential	100	1,180,000
Liberté	833 Lai Chi Kok Road Cheung Sha Wan	Residential/ Shopping centre	35.44	562,000
Sham Wan Towers	3 Ap Lei Chau Drive Ap Lei Chau	Residential/ Shopping centre	100	470,000
BeneVille	18 Tuen Kwai Road Tuen Mun	Residential	100	371,000
8 Waterloo Road	8 Waterloo Road Kowloon	Residential	Joint venture	344,000
Vianni Cove	33 Tin Kwai Road Tin Shui Wai	Residential	40	321,000
Ocean Shores Phase 3B	88 O King Road Tseung Kwan O	Residential	49	284,000
Total				**3,532,000**

Land Bank

The Group's total land bank in Hong Kong was 42.8 million square feet as at 30 June 2004, comprising 22.3 million square feet of properties under development and 20.5 million square feet of completed investment properties.

The year under review saw the Group add a hotel site in Ting Kau with 310,000 square feet of gross floor area to its land bank, and it acquired a 50 per cent stake in the residential development at KIL 11076, with 793,000 square feet of attributable gross floor area. The Group took advantage of positive conditions in the residential market and agreed on land conversion premiums with the government for three sites encompassing nearly three million square feet of combined gross floor area: Tin Ping Shan in Sheung Shui, To Fung Shan in Shatin and Yuen Long Town Lot 504.

The Group also holds more than 21 million square feet of agricultural land in terms of site area. The majority of this is in the process of land use conversion and the sites are mainly along existing or planned railways in the New Territories. The Group will continue replenishing its residential development land bank through various means when appropriate opportunities arise, with an emphasis on land use conversion.

Property Development

Hong Kong's residential property market has performed well so far this year. Transaction volume remained high and prices increased by more than 20 per cent in 2004. Overall residential prices are still very attractive and affordable, at 55 per cent below the peak of 1997. Market sentiment remained positive, as evidenced by encouraging results from public land tenders and government land auctions.



IFC in Central and The Victory Arch at Kowloon Station are the latest additions to Hong Kong's skyline.

Homebuyers were more diverse as investors and upgraders returned to the market. Recent modifications to tenancy law should also encourage more investment in property for rental.



YOHO Town in Yuen Long is a vibrant community for young urban socialites.

Continued close monitoring of the changing market helps the Group to ensure that it offers the right products. The Group currently offers a wide range of flat sizes with an emphasis on small and medium units, but more large and high-end units will be included in selected future developments. The Group has built a leading market position and a strong brand name, which allows for premium pricing and further enhances development margins. It also adds value by offering buyers ideal homes with stylish architecture, better layouts, high-quality finishes and comprehensive clubhouse facilities.

The Group expects to complete five million square feet of gross floor area in the 2004/05 financial year, of which 3.1 million square feet will be residential. Details are as follows:

Attributable Gross Floor Area (million square feet)

	Residential	Shopping Centre	Office	Hotel	Total
For Sale	3.1	0	0	0	3.1
For Investment	0	0.7	0.7	0.5	1.9
Year Total	**3.1**	**0.7**	**0.7**	**0.5**	**5.0**

Property Investment

Gross rental income for the year, including the Group's share of joint-venture investment properties, was HK$5,461 million. This compares to HK$5,628 million for the previous year. Net rental income fell by about two per cent to HK$3,998 million, but a recent upsurge in leasing activity produced a satisfactory performance in the Group's rental portfolio, which was 95 per cent let.

The Group's income from retail rentals was more resilient than the rest of the portfolio. Its shopping malls saw increased pedestrian flows and higher business turnover for tenants, particularly for malls in areas popular with Mainland visitors. The Group also staged promotions in major Chinese cities for its Hong Kong shopping malls to tap the growing influx of Mainland visitors. Retail rents were higher, in a trend that looks likely to continue.

New demand for office space has emerged in certain industries, accompanied by modest rent increases overall and better results from high-quality buildings in prime locations. Hong Kong's status as an international financial centre, more business opportunities arising from Mainland and Hong Kong Closer Economic Partnership Arrangement (CEPA) and the new policy of facilitating investments in Hong Kong by Mainland companies should underpin solid demand for premium Hong Kong office space over the medium to long term.



Airport Railway Kowloon Station Development Packages 5, 6 & 7 will include the tallest building in Hong Kong, featuring the latest technology and facilities.

Rents for luxury residential properties and serviced suites have also risen of late. The serviced suites at Four Seasons Place in IFC are set to open in mid 2005. The Group's Signature Homes luxury residential leasing arm will further enhance its personalized service to make the Group's high-end developments more attractive to tenants.



The 'six-star home' exhibition centre of Signature Homes makes every guest feel at home.

Two IFC is now the most prestigious office tower in Hong Kong, commanding a rental premium in the market. IFC Mall has become the new shopping and entertainment destination in Central. More renowned restaurants and shops are set to open in coming months, which will offer IFC Mall shoppers additional attractions and convenience. Both Two IFC and IFC Mall are over 90 per cent let.

New investment properties under development will drive growth in the Group's rental income. Millennium City Phase 5 will include the 600,000 square-foot APM mall that is destined to become the Group's new retail magnet in Kowloon East. The mall and tenant mix have been designed to offer consumers an all-new shopping and entertainment experience. APM will open in early 2005, and commitments have already been received for 85 per cent of the space. Phase 5 also includes about

700,000 square feet of office space. The Group's original plan was to keep all of this for rent, but it later sold 407,000 square feet to a major local bank for its own use. The remaining space will be retained as a long-term investment and pre-leasing is progressing well.

Kowloon Station Development Packages 5, 6 & 7 will include residential, office, retail and hotel space in Hong Kong's future cultural and entertainment hub. The project will feature an ultra-modern tower incorporating the finest architecture and latest technology, which will be the tallest in Hong Kong upon completion in 2008. The project will also include approximately one million square feet of high-end residences for sale.



The first Four Seasons Hotel in Hong Kong will be open in mid 2005 to tap the expanding tourist market.

Hotels

The number of visitors arriving in the territory grew remarkably during the year, due mainly to the Central Government's lifting of restrictions on individual Mainland travellers. New tourist attractions slated for completion in the next several years, like Disneyland and the Tung Chung cable car, should fuel additional growth in Hong Kong's tourism sector.

An improved climate set the scene for an impressive showing by the Group's hotels during the year, with average occupancy above 90 per cent and room rates higher than pre-SARS levels. The new Four Seasons hotel complex at IFC is scheduled to open in mid 2005. The Group's Kowloon Station development will have two world-class hotels, including one operated by the W Hotels group scheduled to open in 2008. All the Group's hotels are expected to take advantage of the business opportunities that Hong Kong's status as a centre of business and tourism brings.

Telecommunications and Information Technology

SmarTone

SmarTone posted another encouraging performance for the year. Net profit rose by 23 per cent to HK$466 million, mainly due to a recovery in roaming revenue, increased use of multimedia service and improved operational efficiency. SmarTone's commitment to high-quality customer service and network performance has driven growth in its customer base over the years, while its attractive data and multimedia services have found favour with more high-value business users.

The company plans to introduce its 3G service commercially in the fourth quarter of 2004, with a seamless 2G/3G handover and territory-wide coverage. The Group is confident about SmarTone's future growth, given its seasoned management, sound



SmarTone will launch its 3G service in the fourth quarter of 2004.

business strategy and financial strength, and it will continue to hold SmarTone as a long-term investment.

SUNeVision

SUNeVision reported its first full-year net profit since listing, amounting to HK$108 million. Its financial position remains strong with approximately HK$1,300 million in cash and interest-bearing securities on hand. iAdvantage data centres continue to offer customers more value-added services, and the division has signed up prestigious new clients to build on its solid subscriber base for future growth. SUNeVision is well positioned to sustain its profitability in the future.



KMB continues to enhance efficiency by controlling costs and reorganizing its fleet.

Transportation and Infrastructure

Kowloon Motor Bus

The MTR's Tseung Kwan O extension and SARS led to fewer passengers travelling with Kowloon Motor Bus (KMB) and a corresponding decline in revenue in 2003, but continuous cost-control measures and service improvements helped retain customers, attract new riders and mitigate the impact.

KMB will keep upgrading its fleet. The company is committed to operating in an environmentally-friendly manner and maintaining the highest safety standards. KMB's bus and transportation investments on the Mainland are progressing well, and the diversification of its core business on the Mainland will provide new growth opportunities over the long term. Media sales by RoadShow, KMB's listed subsidiary, are expected to improve with the economic recovery and the company's planned expansion on the Mainland.

Infrastructure

The Wilson Group reported satisfactory results as the local economic recovery continued. Route 3 (Country Park Section) saw traffic volume remain steady throughout the year. The Airport Freight Forwarding Centre continued to do well, while the River Trade Terminal is operating smoothly. Construction of the two berths at Container Terminal 9 is finished and the completed berths have been swapped for two at Container Terminal 8. All these infrastructure projects are in Hong Kong and are expected to generate steady cash flows and returns over the long term.

Mainland Business

The Mainland economy continued to grow during the year and the Group's Mainland projects have been



The Lujiazui Development in Shanghai will offer 4.5 million square feet of top-quality offices, hotels and a shopping mall.


以心建家
新鴻基地產
STOP
停

The Group has been "Building Homes with Heart" for over three decades.

operating smoothly, posting satisfactory results for the year under review.

The Group's new project in Shanghai's Lujiazui finance and trade zone will be an integrated 4.5 million square-foot complex including first-class office space, hotels and a shopping mall. Construction will proceed in phases and completion of the entire project is expected by 2011.

Shanghai Central Plaza turned in an encouraging result, achieving full occupancy in the office and retail space, plus higher rents. The mix of tenants and trades in Beijing's Sun Dong An Plaza will be realigned to meet changing customer needs, particularly in anticipation of the 2008 Olympic Games.

Corporate Finance

The Group has always followed a prudent financial management policy, maintaining low gearing and high liquidity, and its financial position remains strong. Its net debt to shareholders' funds ratio was 9.4 per cent as at 30 June 2004, amid constant inflows of cash from recurrent rental income and strong property sales, as well as an upward revaluation of its investment properties.

The Group has ample committed, undrawn facilities for future expansion. It will continue to procure adequate standby funding from various sources. The anticipated gradual rise in interest rates should not have a significant impact on the Group's financial position, given its low gearing.

Following the objective of lengthening its debt-maturity profile, the Group secured self-arranged, dual-tranche, fully-revolving syndicated facilities for HK$5,500 million at competitive financing costs in March 2004, with tenors of five and seven years. All the Group's credit facilities are unsecured. The Group has not taken any speculative positions on derivatives, and almost all of its financing is denominated in Hong Kong dollars so its exposure to foreign exchange risk is negligible.

Customer Service

Premium customer care is part of the Group's formula for success, and it continues to look for new ways of maximizing customer satisfaction. The Group constantly works to provide ever-better service in every aspect of its operations. Its two member property management subsidiaries offer residents carefree living, and they consistently win awards from various organizations for first-class management service.

The SHKP Club has over 190,000 members and serves as an efficient channel for two-way communication. The Club and other initiatives like senior executives making personal home visits to flat buyers enable the Group to stay current with people's expectations of quality service.



The SHKP Club conducts regular surveys to keep up with members' interests and needs.


感情品牌大獎
emotive
2003

The Group won a branding award in the property category, proof of its brand appeal to customers.

Corporate Governance

High standards of corporate governance have always been an integral part of the Group's management philosophy. The Group has made substantial efforts to strengthen its corporate governance practices throughout the years. The Group has an Audit Committee to ensure proper reporting and adequate internal controls, with a majority of the committee members being independent non-executive directors. Other measures to safeguard shareholders' interests include the Group's effective board of directors and the prompt disclosure of relevant information to shareholders.

The Group's management and standard of corporate governance have won international recognition. FinanceAsia magazine named the Group Asia's Best Property Company in 2004, for the second consecutive year. The Group was also named Hong Kong's Best Property Developer for corporate governance by Euromoney magazine in 2003.


中山大学新鸿基地产
郭氏基金助学金捐赠仪式

Walter Kwok, Chairman & Chief Executive at the SHKP-Kwoks' Foundation Scholarship Presentation Ceremony at Sun Yat Sen University in Guangzhou.

Corporate Citizenship

Positive involvement in the community is an integral part of the Group's corporate culture. It contributes to a broad range of charities and participates in various social programmes designed to help the less fortunate in society and promote education at all levels. The Group values its staff highly and puts considerable effort into training and development. Regular seminars are held to ensure that staff have the professional skills and knowledge they need.

The Group promotes environmental protection in every aspect of its operations, from incorporating environmentally-friendly architectural features and construction materials in new projects, to creating green living environments and practising conservation to save valuable natural resources in the developments it manages. These efforts have received widespread recognition and praise from a variety of organizations.

PROSPECTS

The global economy is likely to show resilience despite increased oil prices. Monetary conditions will remain relatively accommodative, even though interest rates are rising modestly in the US.

Current Mainland moves to selectively rein in the economy will be good for sustainable growth and stability over the longer term, and should help to lay a solid foundation for the next stage of development. This will also provide a stable economic environment for Hong Kong. Favourable Central Government policy initiatives like CEPA, the Individual Visit Scheme and the new policy of facilitating investment in Hong Kong by Mainland companies will sustain growth in the local economy.

Higher employment and a return to mild inflation as the local economy keeps expanding should underpin homebuyers' confidence. Record low mortgage interest rates, very affordable prices and attractive financing packages like the Hong Kong Mortgage Corporation's 95 per cent mortgage insurance scheme will continue to encourage home ownership. These factors and a decline in the future supply of new units will have a positive effect on the Hong Kong residential market over the next few years.

The Group will sustain a high volume of residential completions for sale in the next few years. It will also add to its land bank through various means, particularly by converting agricultural land to residential use. The Group's many strengths, like its well-established brand name for quality and service, are expected to translate into higher profit margins and development returns.

Better performance is expected from the Group's rental portfolio in the next few years. New landmark investment projects like Two IFC and the APM shopping mall will provide additional contributions to rental income. The Group will build new landmark projects to boost recurrent income further, and at the same time, it will enhance asset turnover by selectively disposing of non-core rental properties as and when appropriate.

Major residential projects to go on pre-sale in the next nine months include Chelsea Court in Tsuen Wan, The Victory Arch at Kowloon Station, the Ting Ping Shan project in Sheung Shui and Severn 8 on the Peak. Proceeds from the upcoming pre-sales and continuous rental income will make ongoing contributions to the Group's healthy financial position.

The Group's sizeable, low-cost residential land bank provides a solid foundation for business growth. The successful completion and leasing of IFC will be followed by the Group's next milestone project on Kowloon Station Development Packages 5, 6 & 7. The Group has pre-sold about 40 per cent of the residential projects scheduled for completion in the coming financial year. It is well positioned to take advantage of the recovery in property prices with its strategy of maintaining a high production volume of residential units for sale. With positive prospects for the property market and a significant improvement in development profit margins anticipated, the Group's results for the coming year will, barring unforeseen circumstances, be encouraging.



IFC, Central, is the new heart of Hong Kong, a truly inspiring place to work, shop and live.



Canary West stands next to Olympic Station, in a prime location in West Kowloon.

APPRECIATION

Executive Director Victor So Hing-woh resigned from the board in July 2004. He made a valuable contribution to the Group's development during his service.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 23 September 2004





...ckwise from top left:
...PM, Kowloon East
IFC, Central
The Victory Arch, Kowloon Station
...our Seasons Hotel & Four Seasons Place, Central

REVIEW OF OPERATIONS

Year's Highlights

- *Hong Kong land bank of 42.8 million square feet in terms of gross floor area*
- *Over 21 million square feet of agricultural land reserves in terms of site area*
- *Completed the conversion of a hotel development at Ting Kau and acquired a 50% stake in Kowloon Inland Lot 11076*
- *Settled land premiums for Tin Ping Shan, Yuen Long Town Lot 504 and To Fung Shan sites*


HONG KONG LAND BANK
42.8 million square feet in attributable gross floor area
By Usage
By Location
52%
Properties under development
56% Residential
5% Shopping Centre
18% Office
9% Hotel
12% Industrial/Office
Hong Kong Island 5%
Kowloon 53%
New Territories 42%
0 10 20 30 40 50
48%
Completed investment properties
5% Residential
41% Shopping Centre
32% Office
4% Hotel
18% Industrial/Office
Hong Kong Island 28%
Kowloon 26%
New Territories 46%
0 10 20 30 40

The Group's Hong Kong land bank contained 42.8 million square feet as at 30 June 2004, compared to 45.3 million square feet the year before. It maintained a sizeable investment property portfolio of 20.5 million square feet and held another 22.3 million square feet of properties under development. The Group also owns over 21 million square feet of agricultural land in terms of site area. These sites are located principally along major railway lines and are being converted mainly to residential use, with the majority already in advanced stages of conversion.

Major additions to the Group's development land bank during the year included a hotel site at Ting Kau and a 50 per cent stake in Kowloon Inland Lot 11076. The Group also reached agreements with the government on land premiums for projects in Tin Ping Shan in Sheung Shui, Yuen Long Town Lot 504 and To Fung Shan in Shatin. The Group aims to maintain a high production volume of residential units for sale and will continue to replenish its land bank as appropriate through various means, with an emphasis on land use conversion.

A total of 15.3 million square feet of the 22.3 million square feet of properties under development will go on sale, while the other 7.0 million square feet will be retained as long-term investment properties.

The Group holds a diverse property portfolio in terms of usage. A full 56 per cent of the development land bank is slated for residential premises for sale. About 73 per cent of the completed investment portfolio are commercial properties comprising mainly regional shopping malls and prime offices.

The land bank also spans a wide geographical area. About 58 per cent of the development land bank is in urban Kowloon and Hong Kong Island, with 42 per cent in the New Territories. Nearly 46 per cent of the completed investment properties are spread over various new towns in the New Territories, while 54 per cent are in Kowloon and Hong Kong Island.

The Group's Hong Kong land bank by attributable gross floor area is as follows:

Status and Usage

	Attributable Gross Floor Area (million square feet)					
	RESIDENTIAL	**SHOPPING CENTRE**	**OFFICE**	**HOTEL**	**INDUSTRIAL/ OFFICE***	**TOTAL**
Development for sale	12.6	-	-	-	2.7	15.3
Development for investment	-	1.2	3.9	1.9	-	7.0
Completed investment properties	1.0	8.4	6.5	0.9	3.7	20.5
Total	**13.6**	**9.6**	**10.4**	**2.8**	**6.4**	**42.8**

Status and Location

	Attributable Gross Floor Area (million square feet)			
	HONG KONG ISLAND	**KOWLOON**	**NEW TERRITORIES**	**TOTAL**
Development for sale	0.5	5.9	8.9	15.3
Development for investment	0.5	5.9	0.6	7.0
Completed investment properties	5.8	5.3	9.4	20.5
Total	**6.8**	**17.1**	**18.9**	**42.8**

** Industrial/office properties include godowns.*

The Group's Mainland land bank is described under Mainland Business section on page 58.




Park Island
Ma Wan

PROPERTY DEVELOPMENT

The Group is poised to benefit from improved sentiment in the property market, while its brand name for quality and reputation for 'Building Homes with Heart' allow it to adopt a premium pricing strategy.



Year's Highlights

- *Hong Kong development land bank of 22.3 million square feet by gross floor area*
- *Completed 3.5 million square feet of residential properties for sale*
- *Sold and pre-sold an attributable HK$15,592 million of Hong Kong properties*
- *YOHO Town Phase 1 in Yuen Long, Park Island Phase 3 on Ma Wan, 8 Waterloo Road in Kowloon, Sham Wan Towers in Island South, BeneVille in Tuen Mun and The Pacifica in Cheung Sha Wan went on sale*



YOHO Town is the latest development in the western New Territories with full clubhouse facilities and a lush landscaped environment.

Most of the Group's 22.3 million square-foot development land bank is earmarked as residential properties for sale. The majority of these will be large-scale estates with mainly small and medium units, but the Group will also develop more large luxury units in selected future developments.

Years of dedication to offering the finest products and service have built the Group a strong brand name for quality. Customers recognize this, which helps enhance margins and the marketability of the Group's projects, as demonstrated by the encouraging sales of YOHO Town Phase 1 and Park Island Phase 3 during the year.

PROPERTY SALES

For the year ended 30 June 2004, the Group sold and pre-sold an attributable HK$15,592 million worth of properties in Hong Kong. This was a 28 per cent increase from the previous year. Major projects sold during the year under review included YOHO Town Phase 1 in Yuen Long, Park Island Phase 3 on Ma Wan, 8 Waterloo Road in Kowloon and Sham Wan Towers in Island South, BeneVille in Tuen Mun and The Pacifica in Cheung Sha Wan.

The Group will continue to launch new projects as planned. Major developments to be marketed over the next nine months include Chelsea Court in Tsuen Wan, The Victory Arch at Kowloon Station, the Tin Ping Shan project in Sheung Shui and Severn 8 on the Peak.

PROJECT COMPLETION SCHEDULE

A total of seven projects with an aggregate attributable gross floor area of 3.5 million square feet were completed by the Group during the year. These are listed in the Chairman's Statement on page 7.

The Group expects to complete 3.1 million square feet of residential properties in 2004/05 and 3.6 million square feet in 2005/06. Higher margins resulting from the Group's recognized brand name and favourable market conditions are likely to enhance profitability.



BeneVille is the Group's latest low-density residential development in Tuen Mun.



Sham Wan Towers is conveniently located in Island South overlooking the marina.



Elegant interiors at 8 Waterloo Road offer quality living in Kowloon.

MAJOR PROJECTS UNDER DEVELOPMENT BY YEAR OF COMPLETION

Projects to be completed in 2004/05

LOCATION	PROJECT NAME	GROUP'S INTEREST (%)	RESIDENTIAL
Airport Railway Kowloon Station Development Package 3	The Victory Arch	Joint venture	1,076,000
Ma Wan Development	Park Island Phase 3	Joint venture	1,019,000
8 Severn Road, The Peak	Severn 8	100	59,000
New Kowloon Inland Lot 6275, Cheung Sha Wan	The Pacifica	50	648,000
18 Farm Road, Ho Man Tin	18 Farm Road	100	223,000
Tseung Kwan O Town Lot 74	-	25	70,000
418 Kwun Tong Road	Millennium City Phase 5	100	-
Airport Railway Hong Kong Station Development	Four Seasons Hotel & Four Seasons Place	47.5	-
Year Total			**3,095,000**

Projects to be completed in 2005/06

LOCATION	PROJECT NAME	GROUP'S INTEREST (%)	RESIDENTIAL
Tsuen Wan Town Lot 373	Chelsea Court	100	1,113,000
Airport Railway Olympic Station Development Package 3	Canary West	Joint venture	1,110,000
Ma Wan Development	Park Island Phase 5	Joint venture	880,000
Tin Ping Shan, Sheung Shui	-	100	532,000
Tung Chung Town Lot 2 (North site)	-	20	-
Year Total			**3,635,000**

Major projects to be completed in 2006/07 and beyond

LOCATION	PROJECT NAME	GROUP'S INTEREST (%)	RESIDENTIAL
Yuen Long Town Lot 504	YOHO Town Phase 2	100	1,454,000
New Kowloon Marine Lot 3, Cheung Sha Wan	-	33.3	358,000
To Fung Shan, Shatin	-	100	691,000
Kwu Tung, Sheung Shui	-	100	603,500
Ngau Tam Mei, Yuen Long	-	100	383,000
Ap Lei Chau Inland Lot 129	-	35	316,000
Shek Wu Wai, Yuen Long	-	50	227,000
392 Kwun Tong Road	-	100	-
Airport Railway Kowloon Station Development Packages 5, 6 & 7	-	Joint venture	1,009,000
Tsuen Wan Inland Lot 5 & Lot 429 in DD 399, Ting Kau	-	100	-
Total			**5,041,500**

Attributable Gross Floor Area (square feet)			
SHOPPING CENTRE	OFFICE	HOTEL	TOTAL
-	-	-	1,076,000
-	-	-	1,019,000
-	-	-	59,000
70,000	-	-	718,000
45,000	-	-	268,000
10,000	-	-	80,000
595,000	688,000	-	1,283,000
-	-	523,000	523,000
720,000	**688,000**	**523,000**	**5,026,000**



18 Farm Road in Ho Man Tin exudes grandeur and elegance.

Attributable Gross Floor Area (square feet)			
SHOPPING CENTRE	OFFICE	HOTEL	TOTAL
-	-	-	1,113,000
-	-	-	1,110,000
-	-	-	880,000
-	-	-	532,000
-	-	47,500	47,500
-	**-**	**47,500**	**3,682,500**


SEVERN 8

Severn 8 on the Peak: the address speaks for itself.

Attributable Gross Floor Area (square feet)			
SHOPPING CENTRE	OFFICE	HOTEL	TOTAL
249,000	-	-	1,703,000
18,000	-	-	376,000
-	-	-	691,000
-	-	-	603,500
-	-	-	383,000
-	-	-	316,000
-	-	-	227,000
-	360,000	-	360,000
171,000	2,495,000	1,023,000	4,698,000
-	-	310,000	310,000
438,000	**2,855,000**	**1,333,000**	**9,667,500**

Major Projects Under Development

	Residential	Shopping Centre	Office	Hotel	
01	✓				To Fung Shan
02	✓				Tin Ping Shan
03	✓				Kwu Tung
04	✓				Shek Wu Wai
05	✓				Ngau Tam Mei
06	✓	✓			YOHO Town Phase 2
07	✓				Park Island Phases 3 & 5
08	✓				Chelsea Court
09	✓	✓			New Kowloon Marine Lot 3
10	✓	✓			The Pacifica
11	✓				Canary West
12	✓	✓			18 Farm Road
13	✓				The Victory Arch
14	✓	✓	✓	✓	Airport Railway Kowloon Station Development Packages 5, 6 & 7
15	✓	✓			Tseung Kwan O Town Lot 74
16	✓				Severn 8
17	✓				Ap Lei Chau Inland Lot 129
18				✓	Four Seasons Hotel & Four Seasons Place
19				✓	Tsuen Wan Inland Lot 5 & Lot 429 in DD399, Ting Kau
20				✓	Tung Chung Town Lot 2
21		✓	✓		Millennium City Phase 5
22			✓		392 Kwun Tong Road

KCR

KCR (under construction/planning)

Major Highways

Major Highways (under construction)

MTR

MTR (under construction/planning)

Cross Harbour Tunnel

Railway Interchange


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Park Island is an idyllic development on scenic Ma Wan.



The Victory Arch at Kowloon Station will have the territory's first Sky Club and set new standards of luxury.

STATUS OF MAJOR DEVELOPMENTS

Park Island Phases 3 & 5

Ma Wan Development (joint venture)

Site area	:	1.4 million square feet (Entire Ma Wan Development including completed Phases 1 and 2)
Gross floor area	:	1.9 million square feet
Number of units	:	about 2,700
Expected completion	:	Phase 3 (second half of 2004), Phase 5 (first half of 2006)

Park Island Phase 3 went on sale in June this year and generated a highly-encouraging response. Phase 3 has a gross floor area of one million square feet with 1,446 units in a natural setting that provides an appealing living environment. The final Phase 5 will contain another 900,000 square feet of residential properties when it is finished in the first half of 2006.

The Victory Arch

Airport Railway Kowloon Station Development Package 3 (joint venture)

Site area	:	172,000 square feet
Gross floor area	:	1.1 million square feet
Number of units	:	1,054
Expected completion	:	first half of 2005

The Victory Arch will offer luxury apartments in a wide range of sizes at Kowloon Station on the Airport Express. The development will stand out with its unique architectural design and facilities, including the territory's first Sky Club. Construction of the superstructure is under way.

Chelsea Court

Tsuen Wan Town Lot 373 (100% owned)

Site area	:	112,000 square feet
Gross floor area	:	1.1 million square feet
Number of units	:	1,624
Expected completion	:	second half of 2005

This serviced apartment development in the western part of Tsuen Wan is in the midst of a comprehensive transportation network, being close to the airport and future Disneyland, and conveniently linked to the rest of Hong Kong by the West Rail and MTR. The full range of facilities and services will set new standards for a six-star hotel residence in Tsuen Wan.



Chelsea Court in Tsuen Wan is a six-star hotel residence with over 1,600 units.

Canary West

Airport Railway Olympic Station Development Package 3 (Joint venture)

Site area	:	185,000 square feet
Gross floor area	:	1.1 million square feet
Number of units	:	about 1,500
Expected completion	:	second half of 2005

Canary West next to Olympic Station in Kowloon West will have about 1,500 high-quality units in a wide range of sizes. A range of distinctive features will ensure that Canary West plays a vital part in the rapidly developing Kowloon West. Construction of the superstructure is under way.

Tin Ping Shan

Sheung Shui (100% owned)

Site area	:	177,000 square feet
Gross floor area	:	532,000 square feet
Number of units	:	about 700
Expected completion	:	first half of 2006

This project in the northern New Territories will offer residents easy transport connections north to the Mainland and south to urban Kowloon. This is the finest development planned for the district over the next few years. Construction of the superstructure began recently.



The Tin Ping Shan development in Sheung Shui will be the finest residence in the district with unrivalled transport convenience.



Yuen Long Town Lot 504 is an extension of YOHO Town, the Group's vibrant young community in Yuen Long.



The 600,000 square-foot APM shopping mall at Millennium City Phase 5 will redefine shopping in Kowloon East.

YOHO Town Phase 2

Yuen Long Town Lot 504 (100% owned)

Site area	:	318,000 square feet
Gross floor area	:	1.4 million square feet (residential) 249,000 square feet (retail)
Number of units	:	about 2,000
Expected completion	:	first half of 2007

Construction began right after the land use conversion was finalized in early 2004. This is the second stage of the Group's planned young and vibrant community next to Yuen Long Station on the new West Rail line.

To Fung Shan

Shatin (100% owned)

Site area	:	371,000 square feet
Gross floor area	:	691,000 square feet
Number of units	:	about 500
Expected completion	:	first half of 2007

The Group finalized land use conversion for this cluster of three sites in early 2004. The project will offer 691,000 square feet of low-rise luxury residential premises.

Millennium City Phase 5

418 Kwun Tong Road (100% owned)

Site area	:	107,000 square feet
Gross floor area	:	1.3 million square feet
Completion	:	August 2004

Millennium City Phase 5 contains the 600,000 square-foot APM shopping mall, one of the largest in Kowloon East, and about 700,000 square feet of grade-A office space. The offices were originally intended as a long-term investment, but the Group sold 407,000 square feet to a local bank for its own use and will retain the remainder for rent. Pre-leasing is progressing well. Opening of the mall is planned for early 2005 and it is already over 85 per cent let.

Four Seasons Hotel & Four Seasons Place

Airport Railway Hong Kong Station Development (47.5% owned)

Site area	:	615,000 square feet (Entire Hong Kong Station Development)
Gross floor area	:	1.1 million square feet
Expected completion	:	first half of 2005

This six-star hotel complex is the last leg of the massive development above Hong Kong Station, made up of the first Four Seasons Hotel in Hong Kong and the Four Seasons Place serviced suites. Completion is expected by early next year and the hotel complex should open for business in mid 2005.



Four Seasons Hotel and Four Seasons Place at Hong Kong Station will set new standards of excellence.

Airport Railway Kowloon Station Development Packages 5, 6 & 7

(joint venture)

Site area	:	790,000 square feet
Gross floor area	:	5.4 million square feet (total)
		4.7 million square feet (attributable)
Expected completion	:	in phases from 2007

The development will have 2.5 million square feet of top-quality offices, one million square feet of residential units and serviced apartments, another million square feet of hotel space and 0.9 million square feet of retail space. It will include the tallest building in Hong Kong, with ultra-modern facilities to meet the needs of modern business tenants. Work has started on the first phase of over 700,000 square feet of residential units and serviced apartments. W Hotels will manage one of the hotels in the development.



Airport Railway Kowloon Station Development Packages 5, 6 & 7 will offer 5.4 million square feet of top-quality offices, residential units, serviced apartments, hotel and retail spaces.





port Railway
owloon Station Development
ckages 5, 6 & 7



PROPERTY INVESTMENT

Hong Kong's economic recovery and ever closer economic integration with the Mainland are fueling higher demand for retail and commercial premises. Being the largest retail landlord in the territory, the Group plans to build more landmark developments to tap the growing market.

Year's Highlights

- *20.5 million square feet of completed investment properties in Hong Kong held as long-term investment*
- *Portfolio about 95 per cent let*
- *HK$5,461 million in gross rental income, including contributions from joint venture properties*
- *HK$3,998 million in net rental income*

Gross Rental Income*


HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
5,670
5,877
5,844
5,628
5,461
FY 2000
2001
2002
2003
2004

Gross Rental Income* By Sector


7% Residential
58% Shopping Centre
23% Office
7% Car Park
5% Others

* *Including contributions from jointly-controlled entities and associates*

The Group's gross rental income (including contributions from jointly-controlled entities and associates) was HK$5,461 million during the year, compared with HK$5,628 in the previous year. Net rental income also decreased two per cent to HK$3,998 million. The result reflects the resilience of the Group's retail rental income. The Group's 20.5 million square-foot rental portfolio was about 95 per cent let as a result of the recent improvement in the leasing market.

The retail leasing market has made a remarkable recovery since the second half of 2003. Tourist arrivals increased sharply with the Individual Visit Scheme and local consumer confidence got a boost from recoveries in the domestic economy and property market. Better sentiment resulted in higher pedestrian traffic and consumer spending in the Group's malls. The Group built on this by staging various promotions in Mainland cities on top of regular local mall events to boost traffic further.

Returns from the Group's office portfolio were affected by weak office rentals in 2003, but economic recovery and scarcity of new supply after 2004 have led to an increase in leasing since early 2004. Office rents have improved only moderately so far. New demand for office space has emerged in certain industries, even though most demand still comes from relocations.

Investment Properties: Completed and Under Development

Status and Usage	Attributable Gross Floor Area (million square feet)					
	RESIDENTIAL	SHOPPING CENTRE	OFFICE	HOTEL	INDUSTRIAL/ OFFICE	TOTAL
Completed	1.0	8.4	6.5	0.9	3.7	20.5
Under Development	-	1.2	3.9	1.9	-	7.0
Total	**1.0**	**9.6**	**10.4**	**2.8**	**3.7**	**27.5**

Regular upgrades and renovations to the Group's investment properties enhance rental values, and an emphasis on tenant care builds loyalty and helps keep occupancy high. The Group began a renovation programme in Tsuen Wan Plaza during the year and is planning to up-grade Grand Central Plaza in Shatin. Regular two-way communications between the Group and its tenants ensure that their needs are understood and addressed. The Group maintains an optimal leasing portfolio by developing new projects and disposing of non-core properties at appropriate times.

COMPLETED INVESTMENT PROPERTIES

Shopping centres

The Group's diverse network of shopping centres is the largest in Hong Kong at 8.4 million square feet of attributable gross floor area. Many are at rail stations in major new towns, like New Town Plaza in Shatin, Metroplaza in Kwai Chung and East Point City in Tseung Kwan O. Others such as World Trade Centre in Causeway Bay, Grand Century Place in Mongkok and IFC Mall in Central are prominent malls in commercial districts. The portfolio was 95 per cent let during the year. The Group reviews the tenant mix in its malls constantly to ensure they are attractive to both local and Mainland shoppers.

IFC Mall has become the new shopping and entertainment destination in Central since its opening in late 2003. The diverse mix of tenants includes a multi-screen cinema and a wide selection of high-end retailers, many of which are international brands opening in Hong Kong for the first time. The mall is now over 90 per cent let and the additional restaurants and shops scheduled to open in the next few months will offer shoppers more attractions and convenience.



IFC Mall has a unique architectural design and offers a stylish venue for top end retailers.



Raymond Kwok, Vice Chairman & Managing Director (middle), officiates at the opening ceremony for Signature Homes' 'six-star home' exhibition area.



Apartments at Hillsborough Court in Mid-Levels are tastefully furnished and have calming green views of Victoria Peak.

Offices

Over 95 per cent of the Group's 6.5 million square-foot office portfolio was leased during the year. The portion of Two IFC held by the consortium, in which the Group has a 47.5 per cent interest, is now over 90 per cent let after commitments by several major tenants over the past few months. The office tower has 1.95 million square feet total gross floor area and an ultra-modern design catering to the needs of multinational companies.

The Group also owns a number of decentralized premium-quality office developments. Occupancy remained high during the year with Millennium City Phase 1 in Kowloon East 97 per cent let. Grand Century Place in Mongkok and Metroplaza in Kwai Chung were both near fully let.

Residential

The Group has one million square feet of residential properties for lease, including luxurious developments like Dynasty Court and Hillsborough Court in Mid-Levels. Signature Homes oversees leasing of the Group's luxury developments. It is committed to providing comprehensive and personalized one-stop service to tenants, offering them six-star living.

Other Properties

The Group owns 29,000 car parking bay and a number of industrial buildings, godowns and data centres. Conversion of some of the industrial premises into other uses such as offices is under consideration.

INVESTMENT PROPERTIES UNDER DEVELOPMENT

Part of the Group's strategy for ensuring an optimal portfolio mix involves building major new projects and considering the disposal of non-core properties. The Group has seven million square feet of new investment properties under development in attributable terms, including 3.9 million square feet of grade-A offices with modern facilities and the latest technology. Retail space accounts for 1.2 million square feet and the remaining 1.9 million square feet is made up of high-end hotels and suites.

Most of these developments are connected to various transport systems, such as the Four Seasons Hotel at Hong Kong Station, Airport Railway Kowloon Station Development Packages 5, 6 & 7 and Millennium City Phase 5 in Kowloon East.

Millennium City Phase 5 is at a transportation hub in Kowloon East and connected to the Kwun Tong MTR. It will house APM, the Group's flagship mall in Kowloon East. The 600,000 square-foot shopping centre scheduled for opening in early 2005 is already 85 per cent pre-let. It will feature a variety of specialty restaurants and retail brands catering to shoppers looking for a modern lifestyle.

Major Investment Properties Under Development Include:

Shopping centres at
- Millennium City Phase 5
- Yuen Long Town Lot 504

Offices at
- Millennium City Phase 5
- Airport Railway Kowloon Station Development Packages 5, 6 & 7



APM at Millennium City Phase 5 will house an array of popular up market brands and entertainment establishments unrivalled in Kowloon East.



Ultra modern office facilities at Airport Railway Kowloon Station Development Packages 5, 6 & 7 will meet the needs of modern business tenants.

MAJOR COMPLETED INVESTMENT PROPERTIES

NAME	LOCATION	LEASE EXPIRY	GROUP'S INTEREST (%)
Hong Kong Island			
Sun Hung Kai Centre	30 Harbour Road, Wanchai	2127	100
Two IFC & IFC Mall	8 Finance Street, Central	2047	47.5
World Trade Centre	280 Gloucester Road, Causeway Bay	2842	100
Harbour Centre	25 Harbour Road, Wanchai	2128	33.3
Central Plaza	18 Harbour Road, Wanchai	2047	50
One IFC	1 Harbour View Street, Central	2047	47.5
Dynasty Court (Blocks 2 & 3)	23 Old Peak Road	2886	100
Pacific View (Blocks 2 & 3)	38 Tai Tam Road	2047	100
Hillsborough Court (Block 4)	18 Old Peak Road	2884	100
Kowloon			
Grand Century Place	193 Prince Edward Road West, Mongkok	2047	100
Millennium City Phase 1*	388 Kwun Tong Road	2047	100
Millennium City Phase 2	378 Kwun Tong Road	2047	50
Millennium City Phase 3	370 Kwun Tong Road	2047	70
The Sun Arcade	28 Canton Road, Tsim Sha Tsui	2047	100
Royal Plaza Hotel	193 Prince Edward Road West, Mongkok	2047	100
Royal Garden Hotel	69 Mody Road, Tsim Sha Tsui	2127	100
Kerry Hung Kai Godown	3 Fat Tseung Street, Cheung Sha Wan	2047	50
APEC Plaza	49 Hoi Yuen Road, Kwun Tong	2047	100
Peninsula Tower	538 Castle Peak Road, Cheung Sha Wan	2047	100
New Tech Plaza	34 Tai Yau Street, San Po Kong	2047	100
Hing Wah Centre	82-84 To Kwa Wan Road	2099	100
New Territories			
New Town Plaza I	18 Shatin Centre Street, Shatin	2047	100
Tai Po Mega Mall	9 On Pong Road, Tai Po	2047	100
Tsuen Wan Plaza	5-21 Pak Tin Par Street, Tsuen Wan	2047	100
East Point City Shopping Centre	8 Chung Wa Road, Tseung Kwan O	2047	100
New Town Plaza III	2-8 Shatin Centre Street, Shatin	2047	100
Sun Yuen Long Centre Shopping Centre	8 Long Yat Road, Yuen Long	2047	87.5
Park Central Shopping Centre	Tseung Kwan O Town Lots 57 & 66	2047	57.52/25
Yuen Long Plaza Shopping Arcade	249-251 Castle Peak Road, Yuen Long	2047	100
Uptown Plaza Shopping Arcade	9 Nam Wan Road, Tai Po	2047	100
Metroplaza Tower I & Shopping Centre	223 Hing Fong Road, Kwai Chung	2047	100
Grand Central Plaza	138 Shatin Rural Committee Road, Shatin	2047	100
Landmark North	39 Lung Sum Avenue, Sheung Shui	2047	100
Grand City Plaza	1-17 Sai Lau Kok Road, Tsuen Wan	2047	100
Citygate	Tung Chung Town Lot 2	2047	20
Royal Park Hotel	8 Pak Hok Ting Street, Shatin	2047	100
Sunhing Hungkai Godown	8 Wong Chuk Yeung Street, Shatin	2047	100
Advanced Technology Centre	2 Choi Fat Street, Sheung Shui	2047	100

* *Including the attributable share in areas held by SUNeVision, in which the Group has an 84.9 per cent interest.*

Attributable Gross Floor Area (square feet)

RESIDENTIAL	SHOPPING CENTRE	OFFICE	HOTEL	INDUSTRIAL/ OFFICE	TOTAL
-	53,400	850,600	-	-	904,000
-	304,000	537,000	-	-	841,000
-	162,000	350,000	-	-	512,000
-	20,500	80,000	-	-	100,500
-	-	700,000	-	-	700,000
-	-	373,000	-	-	373,000
341,000	-	-	-	-	341,000
316,700	-	-	-	-	316,700
159,500	-	-	-	-	159,500
-	725,000	475,000	-	-	1,200,000
-	27,000	890,000	-	-	917,000
-	-	133,000	-	-	133,000
-	-	108,000	-	-	108,000
-	204,800	-	-	-	204,800
-	-	-	400,000	-	400,000
-	-	-	295,000	-	295,000
-	-	-	-	285,000	285,000
-	-	-	-	240,000	240,000
-	-	-	-	202,000	202,000
-	-	-	-	193,000	193,000
-	-	-	-	182,700	182,700
-	1,300,000	-	-	-	1,300,000
-	588,800	-	-	-	588,800
-	583,000	-	-	-	583,000
-	415,000	-	-	-	415,000
-	350,000	-	-	-	350,000
-	245,000	-	-	-	245,000
-	195,000	-	-	-	195,000
-	145,000	-	-	-	145,000
-	120,000	-	-	-	120,000
-	600,000	569,000	-	-	1,169,000
-	236,000	505,000	-	-	741,000
-	181,500	375,500	-	-	557,000
-	35,100	137,200	-	-	172,300
-	99,000	32,000	-	-	131,000
-	-	-	258,000	-	258,000
-	-	-	-	500,000	500,000
-	-	-	-	142,000	142,000



IFC is the prestigious address for multi-national corporations in Hong Kong.



New Town Plaza is the Group's flagship shopping mall in Shatin. It remains Hong Kong's most visited mall.

Major Completed Investment Properties

No.	Residential	Shopping Centre	Office	Industrial/Office	Hotel	Property
01	✓					Dynasty Court
02	✓					Hillsborough Court
03	✓					63 Deep Water Bay Road
04	✓					51 & 55 Deep Water Bay Road
05	✓					Pacific View
06		✓	✓			New Town Plaza / New Town Tower
07		✓	✓			Grand Central Plaza
08		✓				Uptown Plaza
09		✓				Tai Po Mega Mall
10		✓	✓			Landmark North
11		✓				Sun Yuen Long Centre
12		✓				Yuen Long Plaza
13		✓				Chelsea Heights
14		✓				Tsuen Wan Plaza
15		✓	✓			Grand City Plaza
16		✓	✓			Metroplaza
17		✓				New Kowloon Plaza
18		✓	✓			Grand Century Place
19		✓	✓			Hollywood Plaza
20		✓				The Sun Arcade
21		✓				East Point City
22		✓				Park Central
23		✓	✓			World Trade Centre
24		✓	✓			Sun Hung Kai Centre
25		✓	✓			Harbour Centre
26		✓	✓			IFC
27		✓				Chi Fu Landmark
28		✓				New Jade Shopping Arcade
29		✓	✓			Citygate
30			✓			Central Plaza
31		✓	✓			Millennium City Phases 1, 2 & 3
32				✓		APEC Plaza
33				✓		Infotech Centre
34				✓		Hing Wah Centre
35				✓		New Tech Plaza
36				✓		Advanced Technology Centre
37				✓		Peninsula Tower
38				✓		Kerry Hung Kai Godown
39				✓		Sunhing Hungkai Godown
40					✓	Royal Garden Hotel
41					✓	Royal Plaza Hotel
42					✓	Royal Park Hotel



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LANTAU ISLAND

KCR
KCR (under construction/ planning)
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MTR (under construction/ planning)
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Railway Interchange


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PROPERTY RELATED BUSINESSES

The Group is building new six-star hotel facilities to take advantage of the increase in tourist numbers and business travellers in the wake of the Mainland's Individual Visit Scheme and Hong Kong's increasing importance as the gateway to China.



...ur Seasons Hotel & Four Seasons Place IFC, Central



Dong Lai Shun restaurant is the latest addition to the Royal Garden's superior food and beverage offerings.



Hospitality sets the Royal Park apart.



New Executive Club Floors make the Royal Plaza even more competitive.

HOTELS

The tourism industry in Hong Kong made a remarkable comeback after the SARS outbreak last year, fuelled by an improved economy and the introduction of the Individual Visit Scheme for Mainlanders. All three of the Group's hotels posted satisfactory results for the year under review, achieving average occupancy of over 90 per cent and higher daily room rates than in the previous year.

The **Royal Garden** added to its food and beverage offerings with the opening of the Dong Lai Shun restaurant in June 2004. The local version of this long-established Beijing chain has already received favourable comments from diners and the media. The Royal Garden's Sabatini Italian and Inagiku Japanese restaurants continue to perform well, despite a competitive market. High-tariff hotels such as the Royal Garden expect to benefit as the Mainland's Individual Visit Scheme expands.

The **Royal Park** continues its pursuit of excellence by refurbishing facilities, adding new amenities and enhancing service to make it more competitive. The hotel's advantageous location near the railway, educational institutes and industrial centres in the New Territories offers tremendous business opportunities.

The **Royal Plaza** has meeting and function rooms that can accommodate groups of all sizes, and the hotel has taken steps to enhance service on its Executive Club Floors. Its food and beverage division is gaining recognition, with events such as the Tianjin Goubuli food promotion attracting substantial interest from the media and public.

As the number of Mainland visitors continues to increase, the Group's three hotels are ideally positioned in terms of location, facilities and service to capitalize on this growing market.

Hong Kong's status as an Asian business centre and tourist hub, as well as new attractions set to open in coming years like the local Disneyland, should ensure that the territory remains a prime destination for leisure visitors and business travellers. The Group plans to take advantage of the opportunities presented by the thriving tourist sector and continued economic growth in the Pearl River Delta by adding new six-star establishments to its hotel portfolio.

The Group is part of the consortium developing the first **Four Seasons Hotel** in Hong Kong and **Four Seasons Place** serviced suites as part of International Finance Centre above Hong Kong Station. Both are scheduled to open for business in mid 2005. The Group also recently reached an agreement with the W Hotels group, under which it will manage a hotel the Group is building as part of the Kowloon Station Development. This hotel right next to Hong Kong's future West Kowloon Cultural District will have extensive meeting facilities and exciting dining, nightlife and entertainment options when it opens in 2008.



The Four Seasons Hotel in Central will raise expectations among business visitors to Hong Kong.


2003
Best Property Management Award
Prize Presentation Ceremony

The Group's member property management subsidiaries Hong Yip and Kai Shing won Best Property Management Awards from the Hong Kong Housing Authority.

Premises Managed by the Group


million square feet
200
150
100
50
0
152
168
177
187
192
FY2000
2001
2002
2003
2004
Residential
Non-Residential

PROPERTY MANAGEMENT

Much of the Group's reputation for superior quality can be attributed to its member property management subsidiaries the **Hong Yip Service Company Limited** and **Kai Shing Management Services Limited**. The companies share the Group's commitment to 'Building Homes with Heart' and offer exceptional service that goes beyond the usual cleaning, maintenance and security, exceeding resident's expectations. Together they serve more than 208,000 households and manage over 190 million square feet of residential, commercial and industrial premises.

The two companies' commitment to exemplary service is widely recognized. Hong Yip is the only property management company to be named Best Property

Management Agent by the Hong Kong Housing Authority for ten consecutive years. The companies also share the Group's concern for the environment and have won numerous awards for green management. Details are set out in the Environmental Protection and Promotion section on page 72.

The Group believes that professional, dedicated staff are essential in providing superior service, which is why its property management companies put great emphasis on training and recruiting the best people. They offered courses for staff and new recruits during the year under review covering diverse topics such as quality customer service, crisis management and communication skills in English and Putonghua. The Employees' Retraining Board presented Hong Yip with its Platinum Award and gave Kai Shing a Certificate of Outstanding Performance in recognition of their contributions to employee retraining and job creation.

Both companies also strive to offer residents of the estates they manage the finest scenic environments. Hong Yip won 12 of the Leisure and Cultural Services Department's Best Landscape Awards for Private Property Developments, while Kai Shing won a Certificate of Merit. Kai Shing also won 32 prizes in the 2004 Hong Kong Flower Show.

Looking to the future, the Group will ensure that its management subsidiaries maintain their tradition of offering residents and commercial occupants of the Group's developments the finest in comprehensive customer care from the very moment they move in.



John Tsang, Secretary for Commerce, Industry and Technology (right) presents Q-Mark certification to Alkin Kwong, Hong Yip Director & General Manager.



The Group strives to provide its customers with the best service.


2004 年第一季
地盤「零」工傷頒獎禮
The Group places great importance on work safety. Shown: Thomas Kwok, Vice Chairman & Managing Director (left) at the Group's Zero Accident Awards Presentation Ceremony.


Vertically integrated construction subsidiaries allow the Group to maintain premium development quality and better control costs.

CONSTRUCTION

Projects completed by the construction division during the year under review amounted to 7.7 million square feet, including 2.3 million square feet completed by a joint venture company. They included Liberté, YOHO Town Phase 1, Ocean Shores Phase 3, Sham Wan Towers, 8 Waterloo Road and BeneVille. Turnover from construction subsidiaries (on a progressive completion basis) was $3,669 million, with another $871 million recorded by joint venture companies. Major projects in progress include the Four Seasons Hotel and Four Seasons Place, Airport Railway Kowloon Station Development Packages 3, 5, 6 & 7, Canary West, Park Island Phase 3, Millennium City Phase 5, 18 Farm Road, Severn 8 and Chelsea Court.

The construction division has several wholly-owned subsidiaries in related fields to complement its activities. The **Everlight Engineering Company Limited, Everfield Engineering Company Limited, Eversun Engineering Company Limited** and **Aegis Engineering Company Limited** provide various construction-related services to the Group and outside companies, such as the supply, installation and maintenance of electrical and fire prevention systems and the hiring out and servicing of plant and machinery, motor vehicles and containers. The division also supplies ready-mixed concrete to the Group and external contractors through an associate, **Glorious Concrete (HK) Limited.**

FINANCIAL SERVICES

The financial services division is made up of the **Hung Kai Finance Company Limited** and **Honour Finance Company Limited**. It offers core services like home mortgages, consumer loans and deposit taking to support the Group's property development business. The division remained profitable despite fierce competition in the industry.

INSURANCE

Sun Hung Kai Properties Insurance Limited recorded HK$408 million in turnover for the period under review and a higher annual net profit before taxation of HK$80.8 million compared with HK$54.5 million last year. The company has been providing its clients with a comprehensive range of insurance service since it was established in 1979. It has additionally been offering insurance products through its Internet site www.shkpinsurance.com.hk to build stronger customer relationships. The company aims for steady growth in quality business and continues to exercise prudent underwriting in today's competitive insurance market. It also continues to upgrade its service to achieve further business growth as clients become more informed and demanding.


智能咭工作証
發咭中心

Smart card systems at the Group's construction sites improve security management.

TELECOMMUNICATIONS

SmarTone Telecommunications Holdings Limited achieved solid results and delivered consistent growth in an increasingly competitive market. Profit attributable to shareholders for the year increased by 23 per cent to HK$466 million. As at 30 June 2004, the company had 1,065,000 mobile customers in Hong Kong.

SmarTone has been expanding its corporate customer base with superior network quality, award-winning customer service, and attractive products and services catering to the needs of business users. Data revenue grew strongly during the year, driven mainly by a substantial increase in the use of multimedia services.

SmarTone provides its customers with an increasingly wide choice of handsets and focuses on encouraging customers to upgrade to advanced multimedia-capable handsets. It has also been working closely with all major vendors to improve handsets for multimedia services.


SmarTone
Customer service and an extensive network contribute to SmarTone's strong business performance.


get more from
your mobile
資訊娛樂
全接觸
SmarTone
SmarTone's multimedia services will fuel future growth.

SmarTone's advances in customer service excellence and consistency are validated by top awards in retail industry competitions and surveys. Its commitment to customers continues to grow, with the introduction of new initiatives providing higher levels of service.

The company aims to commence the commercial operation of its 3G network in the fourth quarter of 2004. With territory-wide coverage at launch, the network will offer reliable performance. New 3G-enabled services will be launched progressively to generate new revenue streams.

SmarTone has demonstrated its resilience and defied the mobile industry trends with consistent revenue and profit growth, reflecting the effective execution of its strategy. The Group is confident in the company and its prospects, and will continue to hold its 52.1 per cent stake in SmarTone as long-term strategic investment.

INFORMATION TECHNOLOGY

SUNeVision Holdings Limited achieved full-year profitability for the first time, with a net profit of HK$108 million for the year under review, compared to a net loss of HK$341 million in the previous financial year. The company proceeded steadily with its back-to-basics strategy last year to maximize new revenue opportunities and improve operating efficiency. The profitable result shows the company's clear vision and determined execution.

Turnover and gross profit for the year under review was HK$228 million and HK$69 million respectively, and gross margin rose one percentage point from last year to 30 per cent. Profit from operations before one-off costs improved significantly, from HK$74 million in the previous year to HK$108 million.

iAdvantage continued to meet the needs of global telecommunications companies, IT service providers, multinational corporations and official bodies with its carrier-neutral, world-class Internet data centres in Hong Kong and on the Mainland. The company also signed up prestigious new customers from different business sectors and built on its solid client base for future growth. The company anticipates that demand for its services will continue.

SUNeVision's consumer-enabling and property-related arms continued to build on the Group's leading position in the property sector to give their customers a wide range of attractive services, while at the same time improving productivity.



iAdvantage continues to meet customer needs with its carrier-neutral world-class Internet data centres in Hong Kong and on the Mainland.

The company's strength lies in its solid business units providing data infrastructure and other services, together with a team of competent, professional staff. All these assets position the company well to sustain and improve its new-found profitability. SUNeVision will continue its prudent approach to finances and maintain a focus on IT-related businesses with immediate revenue prospects. Looking forward, iAdvantage will work to increase the occupancy of its data centres, and SUNeVision will pay close attention to market trends and continue to push for revenue growth and greater operational efficiency. The Group owned 84.9 per cent of SUNeVision as at 30 June 2004.


KMB

KMB is committed to providing quality service and environmentally-friendly operations to retain customers and attract new ones.

FRANCHISED BUS OPERATION

The Group holds a 33.3 per cent interest in **The Kowloon Motor Bus Holdings Limited** (KMB), a publicly-listed company in Hong Kong. KMB's net profit declined to HK$597 million in 2003. Profitability was affected by the difficult environment for its core franchised bus operations during the year, with lower patronage as a result of the outbreak of SARS and competition from new railway lines. KMB responded by enhancing efficiency, implementing more stringent cost controls and reorganizing its bus fleet. It also expanded the coverage of its bus-bus interchange programme during the year to attract more riders.

The publicly-listed **RoadShow Holdings Limited** is 73 per cent owned by KMB. It provides multimedia advertising in the out-of-home media market. The Group had an effective interest of 25.6 per cent in RoadShow as at 30 June 2004.


YOHO Town
YOHO Town
50

Route 3 (CPS) recorded stable traffic volume during the year.

TOLL ROAD

The **Route 3 (CPS) Company Limited** operates the strategic north-south, dual three-lane expressway between Yuen Long and Ting Kau under a 30-year build-operate-transfer franchise up to the year 2025. It consists of the 3.8-kilometre Tai Lam Tunnel and 6.3-kilometre Tsing Long Highway. It alleviates traffic congestion on Tuen Mun Road and the Tolo Highway, and provides a direct link between the northwest New Territories and Lok Ma Chau crossing, and the container ports in Kwai Chung, Hong Kong International Airport and the urban areas. Traffic volume remained fairly stable during the year. The Group has a 50 per cent interest in the company.

TRANSPORT INFRASTRUCTURE MANAGEMENT

The Group is involved in transport infrastructure management through its 100 per cent ownership of the **Wilson Group**. The company employs around 3,200 people and oversees a variety of transport-related businesses.

Parking – Wilson Parking is the largest car park operator in Hong Kong with 250 sites and about 72,000 parking bays. The ISO 9002-certified company is changing its access control systems to accept electronic payment as an additional convenience to customers. Wilson's Hong Kong Parking won a government contract to manage, operate and maintain the meters for 18,000 street parking spaces in September 2003.

Tunnel, bridge and toll road management – The Wilson Group manages and maintains the Shing Mun and Tseung Kwan O tunnels, the Tsing Ma Control Area and Route 3 (CPS). It also manages ten major public transport interchanges. There were over 200,000 vehicles using Wilson's Autotoll electronic toll collection tags at the end of June 2004.

Facilities management – Wilson Facilities Management has been operating and maintaining some 7,000 baggage trolleys at Hong Kong International Airport since July 2002.

Off-street driver training – The Wilson Group's 30 per cent owned Hong Kong School of Motoring is the major provider of off-street driver training in Hong Kong.


Wilson
Parking
Thank you
TICKET
Wilson Parking is the largest car park operator in Hong Kong.


The Tsing Ma control area is part of Wilson's toll road management portfolio.


ACT
ACT

Asia Container Terminals has swapped the two berths at Terminal 9 for two existing ones at Container Terminal 8.



The Airport Freight Forwarding Centre recorded growth arising from the burgeoning air cargo market.

PORT BUSINESS

The Group owns a 28.5 per cent stake in **Asia Container Terminals Limited**. The company completed the construction of two berths at Container Terminal 9 and swapped them for two existing ones at Container Terminal 8 in mid 2004.

The **River Trade Terminal Company Limited** is 43 per cent owned by the Group. The facility occupies a 65-hectare site in Tuen Mun, with 3,000 metres of quay length and 60 berths providing a wide range of containerized and break-bulk cargo handling and storage services. It handled over 2.2 million TEUs in 2003.

The Group's 50 per cent stakes in both the **Hoi Kong Container Services Company Limited** and **Faith and Safe Transportation Company Limited** make it one of the biggest midstream operators in Hong Kong. The companies provide comprehensive midstream service and yard storage.

AIR TRANSPORT & LOGISTICS BUSINESS

The Group has interests in air cargo and logistics through a number of subsidiaries and joint-venture companies. The **Airport Freight Forwarding Centre Company Limited** (AFFC) operates a world-class international air cargo consolidation centre at Hong Kong International Airport. AFFC has over 1.3 million square feet of floor area, and its location next to two air cargo terminals and an express cargo terminal enables its customers to handle cargo in a highly efficient manner. AFFC recorded growth in both revenue and profitability during the year, as a result of Hong Kong's burgeoning air cargo market.

Sun Hung Kai Logistics Holdings Limited and **Expresslink Logistics Limited** are two wholly-owned subsidiaries of the Group that offer comprehensive air cargo support services such as storage, loading and unloading, collection and delivery, palletization and containerization.

Expresslink and the Group's 50 per cent owned joint venture **Sun Logistics Company Limited** also provide customers a total supply chain management outsourcing solution, from airfreight handling, warehouse management and inventory control, to regional distribution management and e-fulfillment.

The Group has a 33 per cent interest in **Global Airport Logistics Company Limited**, a joint venture between **SHK Logistics (China) Limited**, Beijing International Capital Airport and the Air China Group. The company currently operates a logistics centre in Beijing.

Hong Kong Business Aviation Centre Limited serves all business aircraft flying in and out of the territory. The facility in the southwest corner of the Chek Lap Kok reclamation includes a dedicated apron for aircraft parking, an executive terminal and a 23,800 square-foot hangar, all built to the highest international standards. It has seen a steady growth in the number of aircraft movements, and is now generating a profit. The Group owns 35 per cent of the company.

WASTE MANAGEMENT

The Group helps ensure a cleaner, greener environment for Hong Kong through its 20 per cent ownership of **Green Valley Landfill Limited** and **South China Transfer Limited**.

The companies are engaged in various environmental protection and waste management projects. Green Valley built and now operates a 100-hectare landfill site in Tseung Kwan O that has the capacity to handle 43 million cubic metres of waste. South China Transfer built and operates the largest refuse transfer station in Hong Kong, on Stonecutters Island. The station can process 2,875 tons of waste a day.

OTHER INVESTMENT HOLDINGS

USI Holdings Limited is a publicly-listed company in the apparel and property businesses. USI posted a net profit of HK$18.5 million in 2003, helped by a strengthening of its core businesses and an improved property market in the second half of the year. The Group holds 19 per cent interest in the company.

New-Alliance Asset Management (Asia) Limited is a 50/50 joint venture between the Group and Alliance Capital Management LP. The company's main business is investment management and unit trust and mutual fund distribution in Hong Kong. Business remained good throughout the year and generated attractive returns on capital.

The Group sold its 25 per cent stake in **Travelex Hung Kai Airport Currency Exchange Limited** at the Hong Kong International Airport to its former joint venture partner Travelex in March 2004. The decision was made after assessing the limited potential of a franchise in a single location.



The Hong Kong Business Aviation Centre is Asia's premier executive aviation support facility.



Lujiazui Development
Shanghai







MAINLAND BUSINESS

Selective investments in major Mainland centres like Beijing, Shanghai, Guangzhou and the Pearl River Delta will ensure that the Group rides the wave of China's emergence as the world's next economic superpower.





Sun Dong An Plaza is poised to benefit from opportunities offered by the 2008 Olympics in Beijing.

Continued economic growth on the Mainland helped produce satisfactory results from the Group's business interests there. Recent Central Government measures to curb over-investment in certain sectors of the economy should help foster sustainable economic growth over time. The Group remains optimistic about the prospects for its Mainland investments and will continue its gradual and selective Mainland forays, focusing on property in major centres like Beijing, Shanghai, Guangzhou and the Pearl River Delta.

The Group completed The Woodland Phase 1 in Zhongshan and Arcadia Shanghai Phase 2 during the period under review. Both developments went on sale in 2003 and are now almost fully sold. During the year, the Group sold an attributable HK$305 million of Mainland properties. The Group held 5.4 million square feet of mainland properties under development as at 30 June 2004, plus 1.8 million square feet of completed, long-term investment properties. These are primarily offices and shopping centres in prime locations. The Group's Mainland land bank is described below.

Mainland Land Bank

Attributable Gross Floor Area (million square feet)

	Residential	Commercial	Hotel	Total
Properties under development				
Shanghai	–	2.9	1.6	4.5
Guangzhou and Pearl River Delta	0.8	0.1	–	0.9
Subtotal	**0.8**	**3.0**	**1.6**	**5.4**
Completed investment properties				
Beijing	–	1.0	–	1.0
Shanghai	0.3	0.5	–	0.8
Subtotal	**0.3**	**1.5**	**–**	**1.8**
Total	**1.1**	**4.5**	**1.6**	**7.2**

Mainland Land Bank Composition

By Usage


15% Residential
63% Commercial
22% Hotel

By Location


14% Beijing
74% Shanghai
12% Guangzhou and Pearl River Delta

MAJOR COMPLETED MAINLAND INVESTMENT PROPERTIES

The Group's 1.8 million square feet of completed mainland investment properties are primarily in Beijing and Shanghai. All these projects are in prime districts and produce satisfactory leasing revenue. Major projects include:

Sun Dong An Plaza

138 Wangfujing Dajie, Beijing (50% owned)

This is a recognized landmark and major shopping destination in Beijing, comprising 1.3 million square feet of retail space and 430,000 square feet of office space. The Group will reinforce Sun Dong An Plaza's market-leading position and prepare for the opportunities offered by the 2008 Olympic Games with a major realignment of tenant mix.


SONY

The mix of tenants and trades in Beijing's Sun Dong An Plaza will be realigned to meet changing customer needs.

Central Plaza

381 Huaihai Zhong Road, Shanghai (80% owned)

Central Plaza offers 588,000 square feet of top-quality office and retail space in the busiest commercial district in Puxi, Shanghai. Its prime location makes it the first choice of multinational companies and retailers. Both the offices and the shopping centre were fully let during the year.



Central Plaza in Shanghai is a popular address for multinational companies and retailers.

Arcadia Shanghai

88 Guang Yuan Xi Road, Shanghai (66.5% owned)

Arcadia Shanghai in Xuhui is made up of two serviced apartment blocks completed in 1999 and a new residential tower. The total gross floor area is about 640,000 square feet. The Group has retained the 300,000 square-foot Grand Mayfair block of serviced apartments as a rental property. Leasing was satisfactory with over 90 per cent occupancy during the year.



Arcadia Shanghai is one of the city's most elite residences.

Major Completed Mainland Investment Properties

				Attributable Gross Floor Area (square feet)			
Project	Location	Lease Expiry	Group's Interest	Residential	Shopping Centre	Office	Total
Sun Dong An Plaza	138 Wangfujing Dajie, Beijing	2043	50%	–	650,000	215,000	**865,000**
Central Plaza	381 Hauihai Zhong Road, Shanghai	2044	80%	–	106,000	366,000	**472,000**
Arcadia Shanghai	88 Guang Yuan Xi Road, Shanghai	2064	66.5%	265,000	18,000	–	**283,000**


Carrier
开利空调

The Lujiazui project will be the Group's flagship commercial development in Shanghai.



The Woodland is a low-rise development in Zhongshan, which features landscaped water gardens and lush greenery.

MAJOR MAINLAND PROJECTS UNDER DEVELOPMENT

Lujiazui, Shanghai (100% owned)

The Group will build a commercial complex on this 690,000 square-foot site in Shanghai's busy Lujiazui finance and trade zone. The development will consist of 4.5 million square feet of top-grade office, retail and hotel spaces. The entire project will be finished in phases by 2011, with the first phase scheduled for completion in 2008.

The Woodland

Zhongshan 5 Road, Zhongshan (Joint venture)

The Woodland is a low-rise development being built in phases. The first phase of 312 units covering 400,000 square feet was finished and handed over to buyers during the year. The second phase consists of 56 villas in Phase 2A and 437 apartments in Phase 2B, with a total gross floor area of 864,000 square feet. Phase 2A is scheduled for completion in the first quarter of 2005 and Phase 2B in the fourth quarter of the same year.


HK$5,500,000,000
Dual Tranche Revolving Credit Facility
Guaranteed by
Sun Hung Kai Properties Limited
3 March 2004

Raymond Kwok, Vice Chairman & Managing Director (middle) and Amy Kwok, Executive Director of Sun Hung Kai Properties (Financial Services) (third left), at the HK$5,500 million syndicated loan signing ceremony.

The Group has always had a consistent financial policy of maintaining low gearing, high liquidity, long debt maturities and substantial committed standby facilities. Net debt to shareholders' funds ratio was 9.4 per cent as at 30 June 2004, compared with the previous year's 10.9 per cent. The Group's interest coverage for the year, which is the ratio of profit from operations to net interest expenses before capitalization, was 29.4 times, compared to 13.2 times last year.

The Group has minimal re-financing risk and a diverse funding base, and all of its borrowings are unsecured. The Group also practices conservative management of foreign exchange and proactively manages interest rate risks. Nearly all of its borrowings are in Hong Kong dollars and no speculative derivative transactions were made during the year.

The Group arranged a HK$5,500 million five and seven-year dual-tranche fully revolving syndicated facilities at very favourable terms in March 2004. The proceeds were used to refinance short-term debts and provide general working capital. The Group's prudent financial management and strength is reflected by its credit ratings. Moody's upgraded the Group's corporate long-term foreign currency rating from 'A3' to 'A2' last year, and then to 'A1' in September 2004. The new rating is on a par with the Hong Kong government's and is the highest rating among local property companies.

Interest Cover*


Times
32
28
24
20
16
12
8
4
0
6.7
4.8
9.8
13.2
29.4
FY2000
2001
2002
2003
2004

** The ratio of profit from operations to net interest expenses before capitalization*

Credit Ratings

	Foreign Currency	Local Currency	Rating Outlook
Moody's	A1	A1	Stable
Standard & Poor's	A	A	Stable





The Group offers
ervice at selected
al developments.

CUSTOMER SERVICE

Friendly, well-trained staff ensure that the Group's residents, commercial tenants and retail customers always receive the finest service. Constant efforts to raise service standards to new heights help set the Group apart in today's competitive marketplace.





Thomas Kwok, Vice Chairman & Managing Director (left) listens to residents of the Group's developments.



The Group's Customer Care Ambassadors act as shopping guides for local and Mainland shoppers.

Customer service is a keystone of the Group's success, so it is always looking for new ways to raise service quality in all aspects of operations to maximize customer satisfaction.

The Group has had Customer Care Ambassadors in its shopping malls since 1997 as part of a drive to lift service to new heights. The Ambassadors make shopping more enjoyable for mall visitors, boosting traffic and stimulating business for retail tenants. The Ambassadors also took on the role of shopping guides for Mainland shoppers after the introduction of the Individual Visit Scheme, adding a new dimension to premium service. Only the top recruits are chosen for the programme, and they receive extensive training in all aspects of the job to ensure complete customer satisfaction. The Group's Customer Care Ambassador programme won an Excellence in Training Merit Award from the Hong Kong Management Association during the year under review. The Group also helps retail tenants improve their business with the ongoing Tenant Care Programme, which includes a variety of seminars on sales and marketing.

The Group's member property management companies Hong Yip and Kai Shing won a number of awards for quality service during the year. The two companies won eight of the Hong Kong Housing Authority's 2003 Best Property Management Awards. Hong Yip was named Best Property Management Agent for the tenth consecutive year, and it was the first property manager to be certified by the Q-Mark Council.

Taking possession of a new property is a major step for customers, so the Group has an inter-departmental property handover team working to achieve ever-increasing levels of service and quality standards. Team members accompany owners during the handover and follow up on any matters that need further attention. The handover team won an Excellence in Training

Merit Award from the Hong Kong Management Association during the year under review, in recognition of the Group's efforts to raise handover quality.

The Group's SHKP Club was established to facilitate two-way communication and offer a variety of high-quality property-related services. Membership now exceeds 190,000. The Club listens to members' views on the Group's developments and shopping centres through different channels, including Opinion Ambassadors and the Internet. Departments within the Group use this information to improve their service, which ensures that the Group stays current with market trends. The Club revamped its Internet site during the year under review, adding new content and the most up-to-date information to enhance communications with members. The Club's property-related privileges include its Show Flat Preview Loyalty Scheme and other buyer incentive programmes to complement the Group's property sales.


新地會

SHKP Club membership rose to over 190,000 in its eighth year.

Always maintaining a high degree of transparency is important for the Group, and it uses the Internet among other channels to disseminate its latest corporate information to the public. The Group plans to completely overhaul its Internet site in the coming months, adding a search function to ease navigation, making it more user-friendly and adding content. There will also be a new section on corporate governance, explaining the Group's efforts to increase transparency.



The Group's well-trained handover team assists buyers taking possession of their new homes in YOHO Town, Yuen Long.

The Group listens closely to its customers and the public. Senior executives make regular visits to customers' homes to listen to their views, and the SHKP Forum in the Group's Internet site provides a convenient channel for members of the public to voice their opinions about the Group. A special team monitors the Forum and follows up on the issues raised, and the Group has acted upon many of the suggestions made.


新鴻基地產發展有限公司
第三十一屆股東週年大會
Sun Hung Kai Properties Limited
The Thirty-first Annual General Meeting

Chairman & Chief Executive Walter Kwok (middle), Vice Chairmen & Managing Directors Thomas Kwok (right) and Raymond Kwok (left) at the annual general meeting.

Maintaining high standards of business ethics and corporate governance practices has always been one of the Group's highest priorities. Conducting its business in a socially responsible and honest manner serves both the Group's and shareholders' long-term interests.

BOARD OF DIRECTORS

The board of directors supervises the Group's management. The board currently has 16 directors, who are identified in the Directors' Report. There are eight non-executive directors on the board and three of them are independent. The board considers this a reasonable balance. Non-executive directors offer the Group a wide range of expertise and experience and play an important role on the board, ensuring that all shareholders' interests are taken into account. Their active participation ensures that management processes are critically reviewed and controlled.

The full board meets in person at least twice every year, while additional meetings can be held to discuss significant events or important issues like notifiable or connected transactions. The directors had near full attendance for the year.

The directors have relevant and timely information before them whenever needed, as well as unrestricted access to the advice and assistance of the company secretary, who is responsible for ensuring that proper board procedures and all applicable laws and regulations are complied with. The directors can retain independent professional advisors at the Group's expense if they consider it necessary and appropriate.

Newly appointed directors receive briefings and an orientation to ensure that they are familiar with the role of the board, as well as their own legal and other responsibilities as a director. The company secretary keeps the directors up to date with the latest developments in the listing rules and other regulatory requirements to ensure compliance.

The Company's articles of association provide that one third of the directors must retire from office by rotation, then stand for re-election (if desired) by the shareholders at the next annual general meeting.

AUDIT COMMITTEE

The audit committee is chaired by Chung Sze-yuen, an independent non-executive director. The other members are non-executive directors Kwan Cheuk-yin, William and Lo Chiu-chun, Clement. The committee meets at least twice annually and attendance for the year was 100 per cent. The audit committee is authorized by the board to investigate any activity within its terms of reference, and it may obtain independent professional advice if necessary. The audit committee is responsible for the following:

- Reviewing the financial statements and auditors' report to ensure that they present a true and balanced assessment of the Group's financial position

- Considering terms of appointment, dismissal and replacement of the Group's auditors
- Meeting with the auditors to discuss audit issues if considered necessary
- Reviewing the Group's internal controls
- Making recommendations on the application of accounting policies

SHAREHOLDER MEETINGS

The Group is committed to fair disclosure and comprehensive and transparent reporting of its activities. The board and senior management maintain a constant dialogue with shareholders and investors through various channels, including the company's annual general meeting. The Group has a designated non-executive director to deal with shareholders' concerns throughout the year.

Procedures for the annual general meeting are reviewed periodically to ensure that the company follows best corporate governance practice. A circular is sent to all shareholders at least 21 days prior to the meeting setting out details of each resolution proposed, voting procedures and other relevant information. The Chairman, board members and external auditor attend the annual general meeting to answer shareholders' questions. Vote results are posted on the company's Internet site www.shkp.com as soon as possible after the meeting.

COMMITMENT TO CORPORATE GOVERNANCE

The Group firmly believes that its commitment to good corporate governance has allowed it to grow from a firm foundation and provide quality products and services to the community, while maximizing shareholder returns.


EUROMONEY
Best Asian Companies 2003
SHKP
Best property company in Asia

Raymond Kwok, Vice Chairman & Managing Director (left), receives the Best Property Company in Asia award from Euromoney magazine.

The Group also maintains high transparency with the timely release of information to shareholders and investors. Details of the Group's recognition for good management and corporate governance can be found under the Investor Relations section on page 68.





Directors hold analysts briefings after results announcements. The briefings are web-cast on the Group's Internet site to enhance transparency.



Michael Wong, Executive Director (middle), receives the Asia's Best Property Company award from FinanceAsia magazine.

The Group is committed to maintaining high transparency and it has a policy of prompt disclosure of important information about corporate strategy and new business developments to shareholders and analysts.

Communication channels include annual and interim reports, press releases and periodicals such as the SHKP Quarterly, all of which can be found on the Group's Internet site www.shkp.com. The Group also holds press conferences, analysts briefings and investor meetings immediately after results are announced, with directors and senior management present to answer questions. The post-results analysts briefings are also webcast to enable timely dissemination of information to enhance transparency.

Senior management regularly meets with analysts to strengthen investor relations and update them about the latest developments of the Group. The year under review saw the Group participate in various events, including the CSFB Asian Investment Conference and CLSA Investors' Forum both held in Hong Kong, Morgan Stanley's Asia Pacific Summit in Singapore and Merrill Lynch's Hong Kong and China Promotion Event in London. It also staged non-deal road shows overseas and hosted tours of Park Island Phase 3 and Two IFC, to keep investors and analysts informed.

Major Investor Relations Activities in 2003/04

Date	Activity
Jul 2003	Analysts and fund managers visit to newly-completed Two IFC
Sep 2003	2002/03 Final results announcement • Press conference • Analysts briefing • Post-results meetings with fund managers
Oct 2003	US road show
Nov 2003	Europe road show
Mar 2004	2003/04 interim results announcement • Press conference • Analysts briefing • Post-results meetings with fund managers
Jun 2004	Preview of Park Island Phase 3 show flats for analysts and fund managers

The Group's commitment to good corporate governance and quality management earned it the title of Euromoney magazine's Best Property Company in Asia for the fourth consecutive year in 2003. The number one ranking was based on the Group's market strength, profitability, management quality and high standard of corporate governance. Euromoney also named the Group Hong Kong's Best Property Developer for corporate governance in 2003. The leading regional magazine FinanceAsia named the Group Asia's Best Property Company in 2004 for the second year in a row, in recognition of its seasoned management, good corporate governance and investor relations.



The Group organizes analysts tours to its new property developments, Park Island in Ma Wan (above) and Two IFC in Central (below), to strengthen investor relations.

Communication with the Investment Community in 2003/04



11% Overseas Road Shows
27% Investor Conferences /Forums
10% Post-results Briefings and Meetings
52% Meetings and Conference Calls
About 1,300 Participants



Private Residential Supply (Completion)
CLSA

Michael Wong, Executive Director, makes a presentation of the property market and the Group's business update at a seminar for fund managers.

CORPORATE CITIZENSHIP - STAFF DEVELOPMENT AND PERSONAL GROWTH

Good corporate citizenship includes facilitating staff development and personal growth, and these objectives have long been among the Group's management objectives. The Group recognizes that staff are one of its most important assets, so it has a wide range of initiatives in place to ensure that it attracts and retains the best people. The Group has over 21,000 valued employees (excluding associated companies).

The Group is committed to providing its staff with a progressive and rewarding employment experience through rewards and recognition, career development, performance management, team building, employee communications, training and personal development. It has a well-established human resources management system in place to build a high-quality workforce by creating an environment that enables employees to achieve their full potential and attain job satisfaction.

As an equal-opportunity employer, the Group provides a fair and supportive working environment, with an emphasis on benefits and prospects for employees. Vacancies are advertised to existing staff and filled through internal recruitment wherever possible.

The Group's corporate culture includes making all staff feel that they are part of a team working towards a common goal. The Group has an on-going scheme that offers incentives to staff members who suggest ways to improve quality and efficiency in the workplace, encouraging greater participation and team spirit. Hundreds of constructive suggestions have been received to date, and regular prizes are given out to recognize outstanding proposals. The suggestions have resulted in continuous improvements to areas including product quality, customer service, environmental protection, property management and cost effectiveness on construction sites.



The Evergreen Club demonstrates the Group's commitment to maintaining long-term employee relations.



The Group holds regular seminars to enhance employees' management and professional skills.

Open communication between staff at all levels promotes a sense of belonging. The Group's values, goals, and business activities are explained through various channels like internal publications, inspirational posters, regular updates via e-mail and the company intranet, seminars, executive luncheons and informal briefings. The Group also maintains ties with employees after they retire. The SHKP Evergreen Club was formed in June 2004 to give retired staff a way to keep in touch with the Group and to continue contributing suggestions for improvements.



A fun trip to Zhongshan, Zhuhai and Shunde for staff.

Regular seminars and workshops are held as part of the Group's commitment to staff development, to ensure that people have the professional skills and knowledge required to advance in their careers, at the same time as they offer customers the best products and services. More than 10,000 participants from all staff grades took advantage of the over 300 courses the Group organized during the year. Topics included management skills and business strategies, customer service, language and communication, technical skills, personal development and quality management.

The Group also stages service excellence programmes for frontline and supervisory staff in property management, as well as service enhancement programmes for its sales, leasing and office management teams. Construction and project monitoring staff receive training in technical skills and quality appreciation, while workers on construction sites get regular safety training to reduce industrial accidents and maintain safe working environments.

Management personnel have the benefit of a wide range of learning opportunities, and they are encouraged to create a workplace culture of mutual respect and teamwork. The courses on offer include topics like leadership and staff development, accounting and finance, strategic planning, quality management, supervisory skills, corporate strategies and market trends. All grades of staff can apply for Group sponsorship for job-related courses offered by external institutions, ranging from short seminars to full degree programmes at prestigious schools like Harvard University and the Chinese-European Institute of Business.

Other initiatives are in place to groom promising staff, including trainee schemes for university graduates. Special programmes are offered for management trainees and engineers in different specializations. Participants in the schemes go through a rigorous selection process to qualify for training leading to accreditation in their respective fields.

Independent study and life-long learning are strongly encouraged. The Group's Training Library offers staff access to a wide range of reading and self-learning material, structured e-learning programmes on the Internet and other reference material on the Group's intranet. It also has a Readers' Club to promote a reading culture.

As a caring employer, the Group stages various activities for employees outside the workplace and some are open to their families. Interest classes, recreation and sports are offered to ensure a healthy and happy workforce. These programmes also give staff the opportunity to get to know their colleagues from different sections, enhancing inter-departmental understanding and communication, and strengthening team spirit.



The Group offers exercise classes for staff, to improve fitness and relieve work pressure.


2003
Hong Kong Eco-Business
香港環保企業

Kai Shing Managing Director Jimmy Wong (left) and Hong Yip Director and General Manager Alkin Kwong (right) accept gold medals in the 2003 Hong Kong Eco-Business Awards from Secretary for Environment, Transport and Works Dr. Sarah Liao (middle).



Recycling programmes in estates managed by the Group's subsidiaries are well received.



Second-hand items collected from estates managed by the Group are reconditioned and sold to raise funds for charity.

Concern for the environment remains a high priority for the Group, and environmental considerations play a part in all aspects of its operations. New developments are planned with the environment in mind. Architectural features make maximum use of natural light to reduce electricity consumption, and installations incorporate energy and water saving fixtures and facilities. Environmentally-friendly materials and construction techniques are also used, and the Group pays special attention to the impact of its projects on neighbouring residents.

This concern does not end when a new property is handed over to owners. The Group and its member property management companies Hong Yip and Kai Shing won numerous environmental awards during the year under review. These include gold medals and certificates of merit for Green Property Management, multiple Most Environmentally-Friendly Property Management Agent honours in the Hong Kong Housing Authority's Best Property Management Awards 2003 and gold medals in the 2003 Hong Kong Eco-Business Awards.

The Group's management companies practice conservation in the estates they oversee, to save energy and money for residential tenants and commercial occupants. The techniques include reducing the number of light bulbs used while maintaining sufficient brightness levels, adjusting exterior lights on buildings and reducing the time podium lights are left on, using high-efficiency lights and more. Sun Hung Kai Centre was certified under the Electrical and Mechanical Services Department's Energy Efficiency Scheme for Buildings during the year.

Kai Shing merged environmental protection with community work when it joined the Social Welfare Department to start a Social Recycling Scheme in eight of the estates it manages. Second-hand items are collected from the estates and sent to sheltered workshops, where they are reconditioned and packaged by disabled people for sale at non-governmental organization retail outlets or distribution to the needy by unemployed young people. The profits go to the non-governmental organizations.



The Group promotes environmental protection in the estates overseen by its member property management companies. Young residents enjoy a day working in the garden at one of the Group's estates.

The Group ensures that its residents enjoy natural living environments. It is the only Hong Kong developer with its own fully-integrated landscaping section, with landscape architects and designers involved in the development process from the earliest stages to create green living spaces. A total of 23 projects developed or managed by the Group won honours in the Leisure and Cultural Services Department's Best Landscape Awards for Private Property Developments. Hong Yip and Kai Shing also won a number of the Civil Engineering Department's Best Landscaped Slope Awards during the year under review.



23 projects developed or managed by the Group won honours in the Leisure and Cultural Services Department's Best Landscape Awards, including The Leighton Hill in Causeway Bay (left) and Palm Springs in Yuen Long (right).


助学金捐赠仪式
2004.3.19

The SHKP – Kwoks' Foundation is offering scholarship to 300 students at Guangzhou's Sun Yat Sen University over ten years. Shown: Walter Kwok, Chairman & Chief Executive (left) and Huang Daren, President of Sun Yat Sen University.


新鴻基地產發展

Thomas Kwok, Vice Chairman & Managing Director (middle) leads staff at the Community Chest's Corporate Challenge Charity Marathon.



The Group supports charities for the elderly, such as this fundraising walk for The Hong Kong Society for The Aged.

Hong Kong is the Group's home, and it supports a wide variety of charitable causes to give something back to the community that has contributed so much to its success. This support takes the form of both monetary contributions and participation in various initiatives to help the less fortunate in society. The Group donated a total of HK$40 million to charitable organizations during the year under review.

The Community Chest has been a beneficiary of the Group's support for many years. The Group was a sponsor of the Community Chest's charity marathon again this year, and it encouraged its staff to join the event, setting a new record. The Group received the highest fund-raising honour in the Chest's Corporate Challenge, for the ninth consecutive year. The Group helped the Hong Chi Association organize a charity stair climb at Central Plaza, to raise funds to assist the mentally handicapped. The Group also took part in the Modern Apprenticeship Mentorship programme organized by Breakthrough to create jobs for young people. The Group continues to support the SHKP Fund for the Elderly, which helps needy seniors, and it provides office space to the mobile charity eye hospital ORBIS at a nominal rent.

This support for charity is not limited to monetary donations; the Group also encourages its staff to contribute to the community. The SHKP Volunteer Team set up last year now has over 800 members, who put in over 8,000 hours of community service during the year under review. Beneficiaries of the Team's efforts included the visually impaired, elderly people and many more. The Volunteer Team set up an Elderly Squad with The Hong Kong Society for The Aged in mid 2004, to help take care of seniors.

Education is another priority for the Group. It continued to fund scholarships for MBA students at The Chinese University of Hong Kong, and maintained its support for the American Field Service student



The SHKP Volunteer Team has more than 800 members, who performed more than 8,000 hours of community service during the year. Shown: Raymond Kwok, Vice Chairman and head of the Volunteer Team (sixth left), at the Team's Recognition Day Ceremony.

exchange programme, enabling young people from Hong Kong to study overseas. The Group also provided funds to allow local teachers to do further studies at the Hong Kong Institute of Education. On the Mainland, the Sun Hung Kai Properties Award Scheme at Beijing's Tsinghua University was in its eighth year, rewarding distinguished scholars at the university. The Sun Hung Kai Properties – Kwoks' Foundation set up a scholarship programme at Sun Yat Sen University, which will benefit 300 students over ten years. The Group also donated money to The Academy of Chinese Studies for the promotion of Chinese culture.


2003年清华大学
颁奖大会

Distinguished scholars from Beijing's Tsinghua University receive Sun Hung Kai Properties Awards in recognition of their excellent teaching.

The Group took part in programmes to support tourism and district celebrations at the local level. Four of the Group's buildings ringing Victoria Harbour were part of the Symphony of Lights show. The Group also contributed HK$1 million to the Hong Kong Shopping Festival and donated money to the district festivals of light in Shatin and Tsuen Wan.



The Group supports an array of tourism initiatives such as the Symphony of Lights.

The Group and members Hong Yip and Kai Shing were again designated Caring Companies by the Hong Kong Council of Social Services, in recognition of their contributions to the community.

FINANCIAL RESOURCES AND LIQUIDITY

(a) Net debt and gearing

The Group has a large capital base, with shareholders' funds as at 30 June 2004 totalling HK$135,239 million against HK$120,651 million at the previous year end. The increase was mainly attributable to the upward revaluation of HK$11,864 million of the Group's investment property portfolio.

The Group's financial position remains strong with a lower debt leverage and higher interest cover compared to the previous year. Gearing ratio as at 30 June 2004, calculated on the basis of net debt to shareholders' funds, reduced to 9.4% from 10.9% at 30 June 2003. Interest cover, measured by the ratio of profit from operations to total net interest expenses including those capitalized, increased significantly to 29.4 times from 13.2 times for the previous year.

As at 30 June 2004, the Group's gross borrowings totalled HK$19,948 million. Net debt, after deducting cash and bank deposits of HK$7,207 million, amounted to HK$12,741 million. The maturity profile of the Group's gross borrowings is set out as follows:

	30 June 2004 HK$ Million	30 June 2003 HK$ Million
Repayable:		
Within 1 year	**1,078**	934
After 1 year but within 2 years	**3,224**	1,745
After 2 years but within 5 years	**11,012**	6,914
After 5 years	**4,634**	12,534
Total borrowings	**19,948**	22,127
Cash and bank deposits	**7,207**	8,891
Net debt	**12,741**	13,236

The Group has also secured substantial committed and undrawn banking facilities, all of which are unsecured and mostly arranged on a medium to long term basis, which will help minimize the refinancing risk of its debts and provide the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group will have adequate financial resources for its capital and operational requirements.

(b) Treasury policies

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2004, about 97% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 3% through operating subsidiaries.

The Group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2004, about 94% of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars mainly for the purpose of funding property projects in the Mainland.

The Group's borrowings are principally arranged on a floating rate basis in view of the present low interest rate environment. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30 June 2004, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$2,450 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Net Debt to Shareholders' Funds Ratio


Percentage
25
20
15
10
5
0
14.5
15.5
15.6
10.9
9.4
FY2000
2001
2002
2003
2004

Net Debt


HK$ million
25,000
20,000
15,000
10,000
5,000
0
17,975
19,931
20,057
13,236
12,741
FY2000
2001
2002
2003
2004

Debt Maturity Profile

As at 30 June 2004


16%
6%
55%
23%
Within 1 year
1-2 years
2-5 years
Over 5 years

CHARGE OF ASSETS

As at 30 June 2004, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$326 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

CONTINGENT LIABILITIES

As at 30 June 2004, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,857 million (2003: HK$4,021 million).

GROUP FINANCIAL SUMMARY

For the year ended 30 June	2000 HK$M	2001 HK$M	2002 HK$M	(Restated) 2003 HK$M	**2004 HK$M**
Turnover	25,826	17,701	25,373	22,945	**21,764**
Profit from operations	8,340	8,329	8,615	6,031	**7,585**
Profit attributable to shareholders	10,822	8,330	8,519	6,370	**6,923**

	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	4.51	3.47	3.55	2.65	**2.88**
Dividends per share	1.75	1.55	1.55	1.60	**1.65**
Special cash dividends per share	–	–	0.60	–	**–**
Total dividends per share	1.75	1.55	2.15	1.60	**1.65**
Shareholders' funds at book value per share	51.56	53.48	53.56	50.25	**56.33**

Financial ratios					
Net debt to shareholders' funds (%) Net debt / Shareholders' funds	14.5	15.5	15.6	10.9	**9.4**
Interest cover (times) Profit from operations / Net interest expenses before capitalization	6.7	4.8	9.8	13.2	**29.4**

As at 30 June	2000 HK$M	2001 HK$M	2002 HK$M	2003 HK$M	**2004 HK$M**
Fixed assets	86,291	94,698	90,989	86,322	**98,839**
Associates and jointly controlled entities	23,872	25,072	24,952	22,620	**21,053**
Long-term investments and loans	3,836	3,714	4,661	6,716	**8,162**
Land pending development	18,908	17,324	13,257	11,661	**10,415**
Net current assets	16,294	13,205	20,816	19,455	**19,974**
Non-current liabilities	(23,805)	(23,995)	(24,501)	(22,107)	**(20,263)**
Minority interests	(1,611)	(1,610)	(1,576)	(4,016)	**(2,941)**
Net assets	123,785	128,408	128,598	120,651	**135,239**
Share capital	1,201	1,201	1,201	1,201	**1,201**
Share premium and reserves	122,584	127,207	127,397	119,450	**134,038**
Shareholders' funds	123,785	128,408	128,598	120,651	**135,239**

Note: *The Group adopted the revised Hong Kong Statement of Standard Accounting Practice No. 12 "Income Taxes" to account for deferred tax. Figures for the year 2003 have been adjusted and it is not practicable to restate earlier years for comparison purposes.*

The directors present their report for the year ended 30 June 2004:

PRINCIPAL ACTIVITIES

The principal activity of the Company continues to be holding investments in various subsidiaries.

The principal activities of the Group continue to be the development of and investment in properties for sale and rent. Ancillary and supporting businesses, which are described under subsidiaries on pages 139 to 142, are integrated with the main business of the Group. Turnover and contributions to operating profit from overseas activities are immaterial. A segmented analysis of turnover and contributions to operating profit for the Group (excluding jointly controlled entities and associates) is set out below:

	Turnover		Profit from Operations before Finance Costs	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Property				
Property sales	**10,004**	12,543	**2,401**	2,769
Rental income	**4,978**	5,175	**3,729**	3,857
	14,982	17,718	**6,130**	6,626
Hotel operation	**597**	510	**227**	154
Telecommunications	**3,367**	1,095	**492**	120
Other businesses	**2,818**	3,622	**595**	530
	21,764	22,945	**7,444**	7,430
Other revenue			**633**	332
Unallocated administrative expenses			**(492)**	(502)
Profit from operations before impairment of properties			**7,585**	7,260
Impairment of properties			**–**	(1,229)
Profit from operations			**7,585**	6,031

GROUP PROFITS

Profit after taxation, including shares of profit from jointly controlled entities and associates, amounted to HK$7,200 million (2003 (restated): HK$6,356 million). After taking minority interests into account, profit attributable to shareholders was HK$6,923 million (2003 (restated): HK$6,370 million).

DIVIDENDS

An interim dividend of HK$0.60 per share (2003: HK$0.60) was paid on 6 April 2004. The directors recommend a final dividend of HK$1.05 per share (2003: HK$1.00), making a total dividend of HK$1.65 per share for the full year ended 30 June 2004 (2003: HK$1.60).

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company did not redeem any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's ordinary shares during the year.

SHARE PREMIUM AND RESERVES

Movements in the share premium and reserves of the Company and the Group during the year are shown in note 28 to the financial statements.

FIXED ASSETS

Movements of fixed assets during the year are shown in note 12 to the financial statements.

GROUP FINANCIAL SUMMARY

The results, assets and liabilities of the Group for the last 5 years are summarized on page 78.

PROPERTIES

Particulars of major investment properties held by the Group are set out on pages 38 to 39.

DIRECTORS

The list of directors is set out on page 4 of the report and their particulars are set out on pages 96 to 99. All directors, other than Mr. So Hing-woh, Victor who resigned as an executive director on 1 July 2004. In accordance with Article 104(A) of the Company's Articles of Association, Messrs. Chung Sze-yuen, Fung Kwok-king, Victor, Woo Po-shing and Kwan Cheuk-yin, William would retire by rotation at the forthcoming Annual General Meeting and, being eligible, would offer themselves for re-election. None of the directors proposed for re-election has a service agreement with the Company or any of its subsidiaries which is not determinable within 1 year without payment of compensation, other than statutory compensation.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") and that the Company still considers such directors to be independent.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 30 June 2004, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under and within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Personal	Child under 18 or spouse	Corporate	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	–	–	1,078,322,522[1]	75,000	1,078,397,522	44.91
Lee Shau-kee	486,340	–	343,000[2]	–	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,901,281	304,065	–	1,076,372,214[1]	75,000	1,078,652,560	44.92
Kwok Ping-luen, Raymond	–	–	–	1,079,515,895[1]	75,000	1,079,590,895	44.96
Lo Chiu-chun, Clement	137,273	62,117	–	–	–	199,390	0
Law King-wan	20,000	70,267	–	–	–	90,267	0
Chan Kai-ming	41,186	–	–	–	75,000	116,186	0
Chan Kui-yuen, Thomas	–	66,000	126,500	–	225,000	417,500	0.01
Kwong Chun	702,722	339,358	–	–	75,000	1,117,080	0.04
Wong Yick-kam, Michael	70,904	–	–	–	225,000	295,904	0.01
Wong Chik-wing, Mike	120,999	–	–	–	225,000	345,999	0.01
Woo Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*	–	1,000	–	–	–	1,000	0

Notes: 1. *Of these shares in the Company, Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.*

2. *Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 36.72% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.*

2. Long positions in shares and underlying shares of SUNeVision Holdings Ltd.:

Name of Director	Personal	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,070,000*	456,667	1,526,667	0.07
Kwok Ping-kwong, Thomas	–	1,070,000*	456,667	1,526,667	0.07
Kwok Ping-luen, Raymond	–	1,742,500*	853,333	2,595,833	0.12
Chan Kai-ming	115,000	–	–	115,000	0
Chan Kui-yuen, Thomas	–	–	520,000	520,000	0.02
Kwong Chun	300,000	–	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	420,000	520,000	0.02
Wong Chik-wing, Mike	109,000	–	–	109,000	0

*** Note:** *Of these shares in the Company, Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in 1,070,000 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.*

3. Long positions in shares and underlying shares of other Associated Corporations:

(a) SmarTone Telecommunications Holdings Limited:

Name of Director	Others	% of shares in issue
Kwok Ping-luen, Raymond	2,237,767	0.38

(b) The Kowloon Motor Bus Holdings Limited:

Name of Director	Personal	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

(c) Each of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Personal	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Superindo Company Limited	10	–	–	–	10
Super Fly Company Limited	10	–	–	–	10
Splendid Kai Limited	–	2,500*	25	1,500	15
Hung Carom Company Limited	–	25*	25	15	15
Tinyau Company Limited	–	1*	50	1	50
Open Step Limited	–	8*	80	4	40

Note: *Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.*

(d) Dr. Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issue
Anbok Limited	2 [2]	50
Billion Ventures Limited	1 [3]	50
Central Waterfront Construction Company Limited	1 [4]	50
Central Waterfront Property Holdings Limited	95 [5]	95
Central Waterfront Property Investment Holdings Limited	50 [6]	50
CWP Limited	1 [7]	50
Daily Win Development Limited	100 [8]	25
E Man - Sanfield JV Construction Company Limited	1 [9]	50
Everise (H.K.) Limited	1 [10]	50
Fullwise Finance Limited	2 [11]	50
Jade Land Resources Limited	1 [12]	25
Joy Wave Development Limited	1 [13]	50
Karnold Way Limited	2,459 [14]	24.59
Maxfine Development Limited	3,050 [15]	33.33
New Treasure Development Limited	1 [16]	25
Royal Peninsula Management Service Company Limited	1 [17]	50
Special Concept Development Limited	1 [18]	25
Star Play Development Limited	1 [19]	33.33
Successful Finance Limited	1 [20]	50
Teamfield Property Limited	4,918 [21]	49.18
Topcycle Construction Company Limited	1 [22]	50
Topcycle Development Limited	1 [23]	50
Topcycle Project Management Limited	1 [24]	50
World Space Investment Limited	4,918 [25]	49.18

Notes:

1. *Dr. Lee Shau-kee had an indirect interest of 61.87% in Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited by virtue of the SFO.*

2. *Dr. Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly-owned by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

3. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

4. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

5. *Dr. Lee Shau-kee was deemed to be interested in the 95 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

6. *Dr. Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

7. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

8. *Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

9. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

10. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

11. *Dr. Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

12. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

13. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

14. *Dr. Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

15. *Dr. Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 65.32% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

16. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

17. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

18. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

19. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

20. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Join Fortune Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

21. *Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

22. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

23. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

24. *Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

25. *Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 30 June 2004, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. All options granted and accepted can still be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant option will expire.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme mentioning in the following paragraphs shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption .

The following shows the outstanding positions of the directors and the chief executive as at 30 June 2004 with respect to their share options granted under the Old Scheme:

			Number of share options					
Name of director	Date of grant	Exercise price HK$	Balance as at 1.7.2003	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 30.6.2004	
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kai-ming	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Kwong Chun	16.7.2001	70.00	75,000	–	–	–		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000

A summary of the movements during the year 30 June 2004 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price HK$	Balance as at 1.7.2003	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 30.6.2004	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	1,410,000	–	24,000	36,000	1,350,000	1,710,000

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Major terms of share option schemes of the Company

The major terms of the Old Scheme and the New Scheme (together as "the Schemes"), in conjunction with the requirements of Chapter 17 of the Listing Rules, are as follows:

1. The purposes of the Schemes are to provide incentives to the participants.

2. The participants of the Schemes are employees including the executive directors of the Company and its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the Schemes must not in aggregate exceed 10% of the issued share capital of the Company at the date of approval of the New Scheme or 30% of the issued share capital of the Company from time to time. No options may be granted under the Schemes if this will result in such limit exceeded. As at 23 September 2004, the number of shares available for issue in respect thereof is 240,093,136 shares.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Old Scheme.

   Pursuant to the New Scheme, the total number of shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) granted in 12-month period to each participant must not exceed 1% of the shares of the Company in issue.

5. The exercise period of any option granted under the Old Scheme must not be more than 5 years commencing on the date of grant. The exercise period of any option granted under the New Scheme shall be determined by the Board but such period must not exceed 10 years from the date of grant of the relevant option.

6. No option can be exercised during the first year of the exercise period under the Old Scheme. Pursuant to the New Scheme, the Board has the authority to determine the minimum period for which an option must be held before it can vest, the New Scheme itself does not specify any minimum holding period.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from each grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to the Schemes shall be the highest of:

   - the closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date on which an offer is made to a participate, which must be a business day;

   - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and

   - the nominal value of the shares of the Company.

9. The Old Scheme and the New Scheme shall be valid and effective till 19 November 2007 and 4 December 2012 respectively.

2. Share Option Schemes of Subsidiaries

a. Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Option Scheme"). Since its adoption, SUNeVision had granted four lots of share options ("SeV Pre-IPO Share Options") pursuant to the SeV Pre-IPO Share Option Scheme.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within 3 years commencing on 31 December 2000;

(ii) a further one third of the options within 3 years commencing on 31 December 2001;

(iii) the remaining one third of the options within 3 years commencing on 31 December 2002; and

(iv) the options will expire at the close of business on 30 December 2005.

The options at the price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within 3 years commencing on 15 November 2001;

(ii) a further one third of the options within 3 years commencing on 15 November 2002;

(iii) the remaining one third of the options within 3 years commencing on 15 November 2003; and

(iv) the options will expire at the close of business on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within 3 years commencing on 20 March 2002;

(ii) a further one third of the options within 3 years commencing on 20 March 2003;

(iii) the remaining one third of the options within 3 years commencing on 20 March 2004; and

(iv) the options will expire at the close of business on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within 3 years commencing on 8 July 2003;

(ii) a further one third of the options within 3 years commencing on 8 July 2004;

(iii) the remaining one third of the options within 3 years commencing on 8 July 2005; and

(iv) the options will expire at the close of business on 7 July 2008.

b. New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Option Scheme") and terminated the SeV Pre-IPO Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Option Scheme. However, the outstanding options granted under the SeV Pre-IPO Share Option Scheme shall continue to be subject to the provisions of the Pre-IPO Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

Since its adoption, SUNeVision had granted one lot of share options at the exercise price of HK$1.59 per share ("SeV Share Options") which may be exercised in accordance with the terms of the SeV New Share Option Scheme as to:

(i) an amount up to one third of the grant within 3 years commencing on 29 November 2004;

(ii) the remaining amount but up to two thirds of the grant within 3 years commencing on 29 November 2005;

(iii) the remaining amount within 3 years commencing on 29 November 2006; and

(iv) the options will expire at the close of business on 28 November 2009.

The following shows the outstanding positions of the directors and chief executive of the Company as at 30 June 2004 with respect to their SeV Pre-IPO Share Options and SeV Share Options:

			Number of share options					
Name of director	Date of grant	Exercise price HK$	Balance as at 1.7.2003	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 30.6.2004	
Kwok Ping-sheung, Walter	28.3.2000	10.38	415,000	–	–	138,333	276,667	
	7.4.2001	2.34	180,000	–	–	–	180,000	456,667
Kwok Ping-kwong, Thomas	28.3.2000	10.38	415,000	–	–	138,333	276,667	
	7.4.2001	2.34	180,000	–	–	–	180,000	456,667
Kwok Ping-luen, Raymond	28.3.2000	10.38	755,000	–	–	251,667	503,333	
	7.4.2001	2.34	350,000	–	–	–	350,000	853,333
Chan Kui-yuen, Thomas	28.3.2000	10.38	510,000	–	–	170,000	340,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	520,000
Wong Yick-kam, Michael	28.3.2000	10.38	360,000	–	–	120,000	240,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	420,000

A summary of the movements during the year ended 30 June 2004 of the SeV Pre-IPO Share Options and the SeV Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

			Number of share options				
Date of grant	Exercise price HK$	Balance as at 1.7.2003	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 30.6.2004	
28.3.2000	10.380	2,320,000	–	–	773,333	1,546,667	
30.11.2000	3.885	687,500	–	–	–	687,500	
7.4.2001	2.340	1,170,000	–	–	–	1,170,000	
8.7.2002	1.430	750,000	–	–	–	750,000	
29.11.2003	1.590	0	1,850,000	–	–	1,850,000	6,004,167

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Option Scheme and the SeV New Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

c. Valuation of the SeV Share Options

Pursuant to Rule 17.08 of the Listing Rules, the valuation of the SeV Share Options granted during the year ended 30 June 2004 is as follows:

Name of Participants	Number of Options granted on 29.11.2003	Option Value as at 29.11.2003	Option Value as at 30.06.2004
Aggregate total of Employees of the Company	1,850,000	HK$1,418,765	HK$1,067,080

The closing price of the share of SUNeVision immediately before the date on which such SeV Share Options were granted was HK$1.59 (as of 28 November 2003).

According to the Black-Scholes model*, the total value of the SeV Share Options granted on 29 November 2003 was estimated at HK$ 1,418,765 with the following variables and assumptions:

1. *Risk Free Rate*

   3.262%, being the approximate yield of 5-year Exchange Fund Note traded on 29 November 2003.

2. *Expected Volatility*

   47.83%, being the annualized volatility of the closing price of the shares of SUNeVision from 29 November 2002 to 28 November 2003.

3. *Expected Dividend*

   (i) Yield : 0%, being 2003 prospective dividend yield of the shares of SUNeVision.

   (ii) Growth Rate : 0% p.a., being 3-year historical dividend growth rate of SUNeVision.

4. *Expected Life of such SeV Share Options is 6 years with the following assumptions:*

   (i) There is no material difference between the expected volatility over the whole life of such SeV Share Options and the historical volatility of the shares of SUNeVision over the period from 29 November 2002 to 28 November 2003.

   (ii) There is no material difference between the dividend growth rate over the whole life of such SeV Share Options and the historical dividend growth rate of SUNeVision over the previous 3 years.

According to the Black-Scholes model*, the total value of the SeV Share Options granted on 29 November 2003 was estimated at HK$1,067,080 as at 30 June 2004 with the following variables and assumptions:

1. *Risk Free Rate*

   3.722%, being the approximate yield of 5-year Exchange Fund Note traded on 30 June 2004.

2. *Expected Volatility*

   45.72%, being the annualized volatility of the closing price of the shares of SUNeVision from 1 July 2003 to 30 June 2004.

3. *Expected Dividend*

   (i) Yield : 0%, being 2003 prospective dividend yield of the share of SUNeVision.

   (ii) Growth Rate : 0% p.a., being 5-year historical dividend growth rate of SUNeVision.

4. *Expected Life of such SeV Share Options 5.4 years with the following assumptions:*

   (i) There is no material difference between the expected volatility over the whole life of such SeV Share Options and the historical volatility of the shares of SUNeVision over the period from 1 July 2003 to 30 June 2004.

   (ii) There is no material difference between the dividend growth rate over the whole life of such SeV Share Options and the historical dividend growth rate of SUNeVision over the previous 3 years.

All the options forfeited before expiry of the SeV New Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the SeV New Share Option Scheme.

*** Note:** *The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.*

d. Share Option Scheme of iAdvantage Limited

The Company operates another share option scheme which was approved for iAdvantage Limited ("iAdvantage Share Option Scheme"), a subsidiary of the Company. No option shares for iAdvantage Limited ("iAdvantage") have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

e. Major terms of share option schemes of the subsidiaries

The major terms of SeV Pre-IPO Share Option Scheme, SeV New Share Option Scheme and iAdvantage Share Option Scheme (together as "the SeV Schemes"), in conjunction with the requirements of Chapter 23 of the GEM Listing Rules, are as follows:

1. The purposes of the SeV Schemes are to provide incentives to their respective participants.

2. The participants of the SeV New Share Option Scheme include (i) executive or non-executive directors (or any persons proposed to be appointed as such) or any employees (whether full-time or part-time) of each member of the SUNeVision Group; (ii) any consultants, professional and other advisers to each member of the SUNeVision Group (or persons, firms or companies proposed to be appointed for providing such services); (iii) any chief executives or substantial shareholders of SUNeVision; (iv) any associates of a director, chief executive or substantial shareholder of SUNeVision; and (v) any employees of substantial shareholder of SUNeVision, as absolutely determined by the Board.

   The participants of the SeV Pre-IPO Share Option Scheme include full-time employee of SUNeVision or its subsidiaries including executive directors of SUNeVision or its subsidiaries.

   The participants of the iAdvantage Share Option Scheme include full-time employee of iAdvantage or its subsidiaries including executive directors of iAdvantage or its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the SeV Pre-IPO Share Option Scheme and SeV New Share Option Scheme shall not in aggregate exceed 10% of the total number of shares in issue as at the date of the approval of the SeV New Share Option Scheme. As at 5 December 2002, the number of share available for issue in respect thereof was 202,619,750. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SeV Pre-IPO Share Option Scheme and SeV New Share Option Scheme must not exceed 30% of the shares in issue from time to time (or such higher percentage as may be allowed under the GEM Listing Rules). As at 23 September 2004, the number of shares available for issue in respect thereof was 202,619,750.

   The maximum number of shares in respect of which options may be granted under the iAdvantage Share Option Scheme must not exceed 10% of the total number of shares of iAdvantage in issue from time to time. The issued share capital of iAdvantage as at 23 September 2004 is HK$4. No option shares for the iAdvantage Share Option Scheme have been granted to any person since its adoption.

4. Pursuant to SeV New Share Option Scheme, the total number of Shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding Options) in any 12-month period shall not exceed 1% of the total number of shares in issue. As at 23 September 2003, the total number of Shares in issue was 2,026,197,500.

   Pursuant to SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme, no participant shall be granted an option which, if exercised in full, would result in such participants' maximum entitlement to exceed 25% of the aggregate number of the shares for the time being issued and issuable under the respective scheme.

5. An option granted under the SeV New Share Option Scheme may be exercised at any time during the option period after the option has been granted by the Board. An option period is a period to be determined by the Board at its absolute dissolute discretion and notified by the Board to each grantee as being the period during which an option may be exercised, such period to expire not later than 10 years after the date of the grant of the option.

   The exercise period of any option granted under the SeV Pre-IPO Share Option Scheme must not be less than 3 years to be notified by the Board of SUNeVision to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

   The exercise period of any option granted under the iAdvantage Share Option Scheme must not be less than 3 years to be notified by the Board of iAdvantage to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

6. Pursuant to each of the SeV New Share Option Scheme, there is neither any performance targets that need to be achieved by the grantee before an option can be exercised nor any minimum period for which an option must be held before the option can be exercised.

   Pursuant to each of the SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme, an option may be exercised in accordance with the terms of the respective Scheme at any time during a period to be notified by the respective Board to each grantee.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to each of the SeV New Share Option Scheme and the SeV Pre-IPO Share Option Scheme shall be the highest of:

   - the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date on which an offer is made to a participant, which must be a business day;

   - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and

   - the nominal value of the shares of the respective company.

   The exercise price of an option to subscribe for shares granted pursuant to the iAdvantage Share Option Scheme shall be determined by the Board and notified to the grantee and shall not be less than the nominal value of the shares of iAdvantage provided that in the case of a grantee which is a director of any holding company of iAdvantage which is also listed on the GEM or the Main Board or his or her associate, the subscription price shall be determined on a fair and reasonable basis and not to be less than the latest audited net tangible assets per share of iAdvantage.

9. The SeV New Share Option Scheme shall be valid and effective till 3 December 2012. Both the SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme shall be valid and effective till 28 February 2010.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than the share option schemes as mentioned above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company to acquire benefits by means of the acquisition of shares in or debenture of the Company or of any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the long positions of every person, other than a director or the chief executive of the Company, who had an interest in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As Trustee	Corporate interest	Other nature	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,070,254,447	772,601	8,000,000	1,079,027,048*	44.94

*** Note:** *Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,056,338,347 shares were the shares referred to in the Note 1 to the section on "Directors' and Chief Executive's Interests".*

INTERESTS OF OTHER PERSONS

During the year, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

BANK AND OTHER BORROWINGS

Details of bank borrowings are set out in notes 21 and 23 to the financial statements on page 130.

INTEREST CAPITALIZED

Interest capitalized during the year amounted to HK$86 million (2003: HK$233 million).

CHARITABLE DONATIONS

HK$40 million was donated during the year (2003: HK$70 million).

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

The interests of directors of the Company in competing businesses that are required to be disclosed pursuant to Rule 8.10 of the Listing Rules are as follows:

Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond are brothers (collectively "the Kwok Brothers") within a family whose businesses consist of property development and investment in Hong Kong through companies in which they have maintained certain personal and deemed interests. As such, they are regarded as being interested in such competing businesses ("Excluded Businesses") with the Company and its subsidiaries ("the Group"). However, when compared with the dominance and size of operations of the Group, such Excluded Businesses are immaterial. Since the Group does not have property developments and investments in locations other than in Hong Kong and Mainland and the Kwok family does not have such business in the Mainland, the Kwok Brothers are therefore not regarded to be interested in such Excluded Businesses of the Group in the Mainland.

Messrs. Kwok Ping-sheung, Walter and Kwok Ping-luen, Raymond are directors of The Kowloon Motor Bus Holdings Limited in which the Group has a substantial interest, which businesses consist of property development and investment. In this regard, each of them is regarded to be interested in such Excluded Businesses with the Group.

Dr. Lee Shau-kee is the Chairman and Managing Director of Henderson Land Development Co. Limited and Henderson Investment Limited. He is also Chairman of The Miramar Hotel and Investment Co. Limited and The Hong Kong and China Gas Company Limited, a director of Henderson China Holdings Limited and certain subsidiaries of the aforementioned listed companies. In addition to his being a director, Dr. Lee has maintained certain personal and deemed interests in some of these companies, which businesses consist of property development and investment, property management, infrastructure, internet and telecommunication services, which constitute Excluded Businesses of the Group. Dr. Lee is a non-executive director of the Company, who is not involved in the daily management of the Group.

Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael are non-executive directors of USI Holdings Limited and Mr. Wong Yick-kam, Michael also acts as alternate director to Mr. Kwok Ping-luen, Raymond. The Group has a substantial interest in the company, which businesses consist of property development and investment, and therefore each of them is regarded to be interested in such Excluded Businesses with the Group.

Other than the family businesses of the Kwok Brothers, the above-mentioned Excluded Businesses are managed by separate publicly listed companies with independent management and administration. In this respect, coupled with diligence of its independent non-executive directors and the Audit Committee, the Group is capable of carrying on its businesses independent of, and at arms length from, the Excluded Businesses mentioned above.

CONNECTED TRANSACTIONS

The Company did not have any connected transactions which were subject to the reporting requirements under Chapter 14A of the Listing Rules.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Rule 13.22, the Company has applied and received a waiver from the Stock Exchange to provide the following statement as an alternative of disclosing a proforma combined balance sheet of the Affiliated Companies.

Statement of indebtedness, contingent liabilities and capital commitments of the Affiliated Companies as at 30 June 2004:

	Total amounts HK$M	**The Group's attributable interest** HK$M
Indebtedness*	69,205	30,098
Contingent liabilities	–	–
Capital commitments	3,321	1,123

*** Note:** *Including advances from the bank loans guaranteed by the Group.*

INTEREST IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, less than 30% of the Group's sales and less than 30% of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

AUDITORS

The retiring auditors, Messrs. Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to re-appoint them and to authorize the directors to fix their remuneration.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Sir Sze-yuen Chung (Chairman), Mr. Kwan Cheuk-yin, William and Mr. Lo Chiu-chun, Clement met twice in the year.

During the meetings, the Committee reviewed and made recommendations on the improvement of the Company's financial reporting process and internal controls.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

CODE OF BEST PRACTICE

In the opinion of the directors, during the relevant accounting period, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for specific terms. However, the non-executive directors are subject to retirement by rotation and re-election at the annual general meetings in accordance with the Company's Articles of Association.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained during the year the amount of public float as required under the Listing Rules.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 23 September 2004

KWOK PING-SHEUNG, WALTER

Msc (Lond), DIC, MICE, JP
Chairman & Chief Executive (Age: 53)

Mr. Kwok has been with the Group for 30 years. He holds a Master of Science degree in Civil Engineering from Imperial College, University of London, and is a Member of the Institute of Civil Engineers, U.K. and a Member of the Hong Kong Institution of Engineers. He is an Executive Director of SUNeVision Holdings Ltd. and a Director of The Kowloon Motor Bus Holdings Limited, Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Chairman of the Former Directors Committee of the Hong Kong Community Chest, Board Member of the Lord Wilson Heritage Trust, a Member of the Hong Kong & China Committee of the Pacific Basin Economic Council and a past Member of the Young Presidents' Organization (China Chapter). He is also a Member of MBA Programmes Committee of The Chinese University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the elder brother of Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond.

DR. LEE SHAU-KEE

DBA (Hon), DSSc (Hon), LLD (Hon)
Non-Executive Director
Vice Chairman (Age: 75)

Dr. Lee has been a Non-Executive Director of the Company for the last 32 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. He has been engaged in property development in Hong Kong for more than 48 years. He is also Chairman of Henderson Cyber Ltd., The Hong Kong and China Gas Company Ltd. and Miramar Hotel and Investment Company, Ltd. as well as a Director of Henderson China Holdings Ltd., Hong Kong Ferry (Holdings) Company Ltd. and The Bank of East Asia, Limited.

KWOK PING-KWONG, THOMAS

MSc (Bus Adm), BSc (Eng), FCPA, JP
Vice Chairman & Managing Director (Age: 52)

Mr. Kwok is Vice Chairman & Managing Director of Sun Hung Kai Properties Limited, and has been with the Group for 27 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

He is Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, the Economic and Employment Council, the Provisional Construction Industry Co-ordination Board and the Council for Sustainable Development.

In the past he served as a Member of the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board and the General Chamber of Commerce Industrial Affairs Committee. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a Council Member of the Hong Kong Construction Association.

He previously served as a Board member of the Community Chest of Hong Kong, as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

KWOK PING-LUEN, RAYMOND

MA (Cantab), MBA, Hon DBA, Hon LLD
Vice Chairman & Managing Director (Age: 51)

Mr. Kwok has been with the Group for 26 years. He holds a Master of Arts degree in Law from Cambridge University, a Master's degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Chairman and Chief Executive Officer of SUNeVision Holdings Ltd., Chairman of SmarTone Telecommunications Holdings Limited, a Director of The Kowloon Motor Bus Holdings Limited and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Non-Executive Director of the Securities and Futures Commission, a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port Development Council, Vice-Chairman of the Council of The Chinese University of Hong Kong. He is also Chairman of the Management Committees of the Police Children's Education Trust and the Police Education and Welfare Trust. Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and Mr. Kwok Ping-kwong, Thomas.

THE HON SIR SZE-YUEN CHUNG

GBM, GBE, PhD, FREng, JP
Independent Non-Executive Director (Age: 86)

Sir Sze-yuen Chung is Chairman and Non-Executive Director of The Kowloon Motor Bus Holdings Limited. He is also Director of CLP Holdings Limited and Pro-Chancellor of Hong Kong University of Science & Technology. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and Convenor of HKSAR Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), and Hong Kong Productivity Council (1974-78); and President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He established Hong Kong Polytechnic in 1972, City Polytechnic in 1984, Hong Kong University of Science & Technology in 1991 and Hospital Authority in 1990. He was deeply involved in the Sino-British Negotiation on Hong Kong's future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1994-97).

DR. FUNG KWOK-KING, VICTOR

BSc, MSc, PhD
Independent Non-Executive Director (Age: 58)

Dr. Fung was appointed as an Independent Non-Executive Director in May 1999. Dr. Fung is Chairman of the Li & Fung Group, the Airport Authority and The Hong Kong University Council, an Independent Non-Executive Director of Bank of China (Hong Kong) Limited, PCCW Limited and Orient Overseas (International) Limited. He holds a Bachelor and a Master Degree from the Massachusetts Institute of Technology, a Doctorate from Harvard University. He is a member of Chinese People's Political Consultative Conference and the Hong Kong Government Judicial Officers Recommendation Committee. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr. Fung the Gold Bauhinia Star for distinguished service to the community.

DICKY PETER YIP

BBS, MBA, MBE, JP

Independent Non-Executive Director (Age: 57)

Mr. Yip was appointed as an Independent Non-Executive Director of the Company on 28 September 2004. He joined The Hongkong and Shanghai Banking Corporation Limited ("HSBC") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr. Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training. His previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. Since 1 January 2003, he has been appointed Chief Executive China Business, based in Shanghai. He is now also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China.

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from University of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984 and the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government in 2000. He is now an adviser for the Beijing Financial Development Advisory Group and Hong Kong Chamber of Commerce China. He is also a director of the European Union Chamber of Commerce in China.

Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organisations such as Hong Kong Committee for United Nations Children Fund.

SIR PO-SHING WOO

Hon.LLD., FCIArb, F.I.Mgt., FInstD

Non-Executive Director (Age: 75)

Sir Po-shing Woo has been a Non-Executive Director of the Company since 1972. He is a solicitor and a consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries, a Director of Henderson Development Ltd., Henderson Land Development Co., Ltd. and Henderson Investment Ltd. He was admitted to practise as solicitor in England and Hong Kong and is also a Fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at City University.

KWAN CHEUK-YIN, WILLIAM

LLB

Non-Executive Director (Age: 70)

Mr. Kwan was appointed as a Non-Executive Director of the Company in July 1999. As a Senior Partner with the Solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 42 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Legal Advisor of the South China Athletic Association and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong '94, '97, 2001 and 2004 Stamp Exhibitions. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of both King's College and the Institute of Arbitrators.

LO CHIU-CHUN, CLEMENT

Non-Executive Director (Age: 74)

Mr. Lo was an Executive Director of the Company and the Company Secretary of the Group for 28 years before he resigned from both positions in early 1998. Mr. Lo has been in the property development industry since 1960s.

LAW KING-WAN

Non-Executive Director (Age: 68)

Mr. Law was an Executive Director of the Company. He headed the Sales Department of the Group for 32 years before he retired at end of September 2001. He is a Standing Committee Member of the Chinese General Chamber of Commerce, Founding President of the Hong Kong Institute of Real Estate Administration and President of the Shun Tak Fraternal Association.

CHAN KAI-MING

CEng, FIStructE, MICE
Executive Director (Age: 72)

Mr. Chan has been an Executive Director since 1981. Mr. Chan also served as an appointed Member of the District Board of Shatin for 3 years from 1985.

CHAN KUI-YUEN, THOMAS

B Comm
Executive Director (Age: 58)

Mr. Chan graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd.

KWONG CHUN

Executive Director (Age: 75)

Mr. Kwong graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Ltd. He was transferred to Sun Hung Kai Enterprises Ltd. in 1963. In 1972, Sun Hung Kai Properties Ltd. became a listed company and he has worked for it ever since. He was appointed an Executive Director in 1992.

WONG YICK-KAM, MICHAEL

BBA, MBA
Executive Director (Age: 52)

Mr. Wong has been with the Group for 23 years. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong. He was appointed an Executive Director in 1996 and is currently responsible for the Group's strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community.

Mr. Wong is Deputy Chairman of RoadShow Holdings Limited. He is also an Executive Director of SUNeVision Holdings Ltd. and a Non-Executive Director of SmarTone Telecommunications Holdings Limited and USI Holdings Limited.

WONG CHIK-WING, MIKE

MSc(IRE), FHKIS, Registered Professional Surveyor (BS)
Executive Director (Age: 48)

Mr. Wong graduated from the Hong Kong Polytechnic University with distinction and holds a Master Degree in International Real Estate. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director in 1996. He is currently responsible for project management matters of the Group's development projects.

WOO KA-BIU, JACKSON

MA (Oxon)
Alternate Director to Sir Po-shing Woo (Age: 42)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo in October 2002. Mr. Woo is also a Director of Kailey Group of Companies. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo was a director of N. M. Rothschild & Sons (Hong Kong) Limited. Prior to that he was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant to the firm. He is an Independent Non-Executive Director of Henderson Cyber Ltd. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, an Independent Non-Executive Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. Mr. Woo is the son of Sir Po-shing Woo.

ORGANIZATION CHART AND SENIOR EXECUTIVES


Chairman & Chief Executive
Kwok Ping-sheung, Walter
(1)
Vice Chairman & Managing Director
Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
Architectural & Engineering
Executive Director
Chan Kai-ming
(2)
Project Management
Executive Director
Wong Chik-wing, Mike
(3)
Construction
(4)
Mechanical & Electrical Installation
(4a)
Project Monitoring
(5)
Hotel
(6)
Project Planning & Development
Executive Director
Chan Kui-yuen, Thomas
(7)
Sales
(8)
Leasing
(9)
China
(10)
Building Management
Executive Director
Kwong Chun
(11)
Corporate Planning & Investments
Executive Director
Wong Yick-kam, Michael
(12)
Property Investment
(13)
Corporate Finance
(14)
Telecommunications & Information Technology
(15)
Company Secretarial & Legal
(16)
Transport Infrastructure Management & Logistics
(17)
Financial Control & Business Development
(18)
Financial Services & Insurance
(19)
Accounts
(20)
Estate Management
(21)
Internal Audit
(22)
Internal Affairs
(23)

(1) EXECUTIVE COMMITTEE

Kwok Ping-sheung, Walter
MSc(Lond), DIC, MICE, JP
Chairman and Chief Executive

Kwok Ping-kwong, Thomas
MSc(Bus Adm), BSc(Eng), FCPA, JP
Vice Chairman and Managing Director

Kwok Ping-luen, Raymond
MA(Cantab), MBA, Hon DBA, Hon LLD
Vice Chairman and Managing Director

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director (Architectural & Engineering)

Chan Kui-yuen, Thomas
B Comm
Executive Director (Project Planning and Development)

Kwong Chun
Executive Director (Building Management)

Wong Yick-kam, Michael
BBA, MBA
Executive Director (Corporate Planning & Investments)

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director (Project Management)

(1a) CHAIRMAN'S OFFICE

Yung Wing-chung
Corporate Advisor

Leung Kui-king, Donald
BSc
Assistant to Chairman

Chien Yuan-hwei, George
BSc(Eng), MSc, DIC, CEng, PEng, FICE, MITE
Transportation Advisor

So Sing-tak, Andrew
BA, MBA
Special Assistant to Vice Chairman & Managing Director

Nakagawa, Masahiro
BEcon, CMA, AFP
Manager

Ng Shing-yin, Eric
BSc, LLB, MBA, AMHKIE, MCIOB, MHKICM
Special Assistant to Chairman & Chief Executive

(2) ARCHITECTURAL AND ENGINEERING

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Chief Architect

Yu Chung-yeung
CEng, FIStructE, FHKIE, MICE, RSE, RPE
Principal Engineer

Li Kwong-hing
BSc(Eng), MSc, DIC, CEng, MIMechE, FCIBSE, MHKIE, RPE
Chief Building Services Engineer

Ng Tze-kwan, Jeff
BArch, MAIBC, MRAIC, HKIA
Registered Architect
Authorized Person
Deputy Chief Architect

Li Chun-kou
BSc(Eng)
Consultant

Choi Siu-chuen
MHKIE
Deputy Chief Building Services Engineer

Leung Yuen-dick, Dick
BArch, MA Arbitration, HKIA
Registered Architect
Authorized Person
Senior Architect

Lau Kay-shui
MSc, CEng, MIStructE, MHKIE, RPE, RSE
Senior Structural Engineer

Chiu Wai-kuen, Stephen
BSc(Eng)
Senior Structural Engineer

Chiu Tai-shing, Joseph
BASc
Senior Structural Engineer

Li Ka-wing
Assistant Manager

Tang Wai-man, Tony
BArch, BA(AS), HKIA
Registered Architect
Authorized Person
Senior Architect

(3) PROJECT MANAGEMENT

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Tung Chi-ho, Eric
BA(AS)Hons, BArch, RIBA, HKIA
Registered Architect
Authorized Person
Manager

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
Manager

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Manager

Au Yeung Shiu-keung
BSc(Eng), CEng, FHKIE, FCIBSE, FIEE, FIEAust
Manager

Lee Tit-sun, Augustine
BArch, FHKIA
Registered Architect
Authorized Person
Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Manager

Au Ho-cheung, David
BSc(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Deputy Manager

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Deputy Manager

Wong Kim-wing, Ball
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
Deputy Manager

Ng Chak-kin, Clarence
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Deputy Manager

Cheung Kai-wah, Gabriel
MConstMgt, FHKIS, FRICS, FCIOB, MCIArb, MACostE, FHKICM, RPS(QS)
Deputy Manager

Woo Yan-fan, Stella
BA(AS), MArch, MBA, HKIA
Registered Architect
Authorized Person
Assistant Manager

Chiu Hon-hang, Elvin
BES, BEDS, BArch, HKIA
Registered Architect
Authorized Person
Assistant Manager

Lau Man-kwan, Julia
BArch, HKIA, Assoc AIA
Registered Architect
Authorized Person
Assistant Manager

Chan Hong-ki, Robert
BSc, MRICS, MHKIS, RPS(BS)
Authorized Person
Assistant Manager

Ip Pui-tung, Paul
BA(AS), BArch, HKIA, RIBA
Registered Architect
Authorized Person
Assistant Manager

Cheung Chin-hung
BEng(Hons), CEng, MHKIE, MICE, MGSHK, EUR.ING, RPE
Assistant Manager

Frank Leung
BArch(Hons), HKIA
Registered Architect
Assistant Manager

Mak Chi-wing, Felix
MCIOB
Assistant Manager

(4) CONSTRUCTION

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Chien Chung-kwong, Philip
BSc, MEng
Consultant

Kwok Leung Kit-kan, Ingrid
MSc(Bus Adm), BSc(Hons), CEng, MBCS, MHKIE, CITP
Manager

Tsoi Siu-ho, Robert
BSc, MSc, FCPA, ACMA, ARCS, DIC, DipCon
Manager (Central Functions)

Lee Bing-shu
Consultant (Construction Management)

Mo Kon-fei, Kenneth
MSc(Eng), MBA, CEng, MHKIE, MICE, RSE
Authorized Person
Deputy Manager (Construction Management)

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Deputy Manager (Construction Management)

Chan Hon-yee
ACMA, CPA
Deputy Manager (Construction Management)

Tsoi Yuk-man, Desmond
MA, FCIArb, MRICS, MHKIS, MCIOB
Deputy Manager (Construction Management)

Hui Lin-sing, Roger
BSc(Eng), CEng, MICE, MIStructE, MHKIE, RSE, RPE
Deputy Manager (Construction Management)

Wong Leung Kit-wah, Linda
Deputy Manager (Purchasing)

Lam Fuk-wing
BSc (Civil Eng)
Assistant Manager (Construction Management)

Lee Kwok-wa, Chris
Assistant Manager (Construction Management)

Cheung Kam-fan
Assistant Manager (Construction Management)

Tse Kam-hon, Sidney
Consultant (Construction Management)

Ng Kwok-cheung, Barry
BCSc (Hons)
Assistant Manager (Information Technology)

Lau Wai-keung, Dennis
MRICS, MHKIS
Assistant Manager (Contract Subletting)

Chan Kin-wah, Jonathan
MEM, TechRICS
Assistant Manager (Contract Subletting)

Lai Wai-ching, Phoebe
MSc, FCCA, CPA
Assistant Manager (Accounting)

Chan Ying-kuen, David
Assistant Manager (Accounting)

Fung Chi-on, Ricky
Assistant Manager (Purchasing)

Lai Siu-ki, Pele
MBA, MIHRM(HK), AHKMA
Assistant Manager (Human Resources & Administration)

Mak Kwok-leung
BSc, MBA, CEng, MIMechE, MHKIE, RPE
Assistant Manager (Plant & Machinery)

(4a) MECHANICAL AND ELECTRICAL INSTALLATION

Yu Yiu-wing
Manager

Sin Hung-fai
Assistant Manager (Fire Services)

Ng Chung-ming
Assistant Manager (Fire Services)

Chan Chor-tat, Gilbert
Assistant Manager (Fire Services)

Tam Ping-ip
DMS, MIEEE
Assistant Manager (Electrical Services)

Pang Ki-kai
AIIM
Assistant Manager (Electrical Services)

Lam Chung-mo, Moses
BEng(Hons), CEng, MIEE, MHKIE, RPE
Assistant Manager (Electrical Services)

(5) PROJECT MONITORING

Luk Wang-kwong, John
BSc(Eng), LLB, MSc(Eng), MBA, PDCE, PhD, CEng, FICE, FIStructE, FHKIE, FCIArb
Project Advisor

Wong Wai-tung
MA Arb, FHKIE, FCIOB, MCIArb, RPE
Deputy Manager

Tsang Wai-keung, Savio
MBA, MRICS, MHKIS, MCIOB, MCIArb, MASI
Assistant Manager

(6) HOTEL

Rudolf Greiner
President, Hotel Division

Chow Yum-chong, Francis
FCCA, FCPA
Vice President (Finance), Hotel Division

a. **The Royal Garden**

Chan Tin-yau, Keven
CHSP
General Manager

Cheung Kin-man, Ricky
B Comm, CPA (Aust), CPA
Financial Controller

b. **New Town Management Company Limited**

Wong Hoi-jen, Rebecca
Vice President (Operations & Planning)

Royal Park Hotel

Wong Hoi-jen, Rebecca
General Manager

Tang Cheuk-wai, Willy
Executive Assistant Manager (Marketing)

Tam Kam-ming, Andrew
Financial Controller

Royal Plaza Hotel

Wong Hoi-jen, Rebecca
General Manager

Kwok Kam-moon, Sunny
Executive Assistant Manager (Operation)

Lee Chi-keung, Marvey
Financial Controller

(7) PROJECT PLANNING AND DEVELOPMENT

Chan Kui-yuen, Thomas
B Comm
Executive Director

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Roger Nissim
FRICS, FHKIS, FCIArb, RPS
Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Manager

Fung Chu-hee, Andrew
MSc(IRE), MRICS, MHKIS, RPS
Chartered Valuation Surveyor
Manager

Siu Man-wai
BSc(Hons), MSc(IRE), MRICS, MHKIS, RPS
Chartered Valuation Surveyor
Deputy Manager

(8) SALES

a. **Chow Kwok-yin, Eric**
Manager

Yim Dao-kit
Deputy Manager

Kong Kit
Deputy Manager

Yang Joe-tsi, Edgar
MA
Deputy Manager

b. **Lui Ting, Victor**
BBA
Manager

Chan Sau-yin, Anita Teresa
MRICS, MHKIS, RPS
Deputy Manager

(9) LEASING

Retail

a. **Chan Kai-ming**
CEng, FIStructE, MICE
Executive Director

Lam Ka-keung, Henry
BSc(Hons), MSc(Const & Real Est)
Manager

Yau Hin-chung, William
BA(AS)
Deputy Manager

Kong Po-yan, Peionie
BA(Hons)
Assistant Manager

b. **Fung Sau-yim, Maureen**
BSc(Hons)Est. Mgt., MHousMan(Distinction), MBA, FISCM, FIIM, MHIREA
Deputy Manager

c. **Au Yeung Hau-cheong**
Manager

Chung Sau-lin, Fiona
BBA, MBA, MHKIS
Deputy Manager

d. **Lee Hoo-tim, Peter**
Consultant

e. **Wu Po-ong, Lawrence**
BA(Hons)
Manager

Wong Siu-han, Antony
BSc(Eng)
Assistant Manager

Azar, Karim Nicholas
Assistant Manager

f. **Ho Lick-tin**
Manager

Fung Yick-lam, Cris
Assistant Manager

Office

Chu Chung-kai, Samson
BSc(Hons), MRICS, MHKIS
Manager

Lau Lai-ching, Ellijah
Dip.BS(Mktg), MHIREA, MCIH, MHKIH
Deputy Manager

Lo King-wai
MBA, MRICS, MCIOB, MHKIS, RPS
Deputy Manager

Pih Kam-shen, Philip
FBSOMES, MHKIE, MASHRAE, MRSES, MHIREA, RPE
Deputy Manager (Building Services & Maintenance)

Ng Kwok-keung
BSc
Assistant Manager

Poon Yin-han, Connie
BA, CPA
Assistant Manager

Man Chi-fung, Rick
BA
Assistant Manager

Residential (Signature Homes)

Chiu Ching-shi, Iris
B Comm
Deputy Manager

(10) CHINA

Kwong Chun
Executive Director

Chan Kui-yuen, Thomas
B Comm
Executive Director

Zhou Yimin, Andrew
MBA, PhD, CMgr
Manager

Chau Sai-yim, Stephen
Deputy Manager

Cheng Cheung-fuk
BA, B Comm
Deputy Manager

Chui Ching-sai, Alex
BSc, MBA
Deputy Manager

Fok Yau-kit
FCEA, DMS, MBIM
Assistant Manager

Lam Kam-wing, Stafen
MSc, MCIM
Assistant Manager

Wong Kai-kwong, Patrick
BES, MBA, CMA
Assistant Manager

Cheng Chung-ho, Jeremy
BSc(Hons), CPE(English law), LLB(PRC law), MEd, PCE, PCLL
Assistant Manager

Tse Kit-ming, Elsie
FCCA, CPA
Assistant Manager

(11) BUILDING MANAGEMENT

Kwong Chun
Executive Director

Mok Chi-hung
FCIH, FHKIH, MHIREA, RPHM
Manager

Kwong Ching-wai, Alkin
BSc(Eng), PgDIT, CEng, MIStructE, MHKIE, RPE, RSE
Authorized Person
Manager

Lam Chak-hin, Ivan
SSCE, Foreign Assoc. ASLA, Member of Ifpra
Deputy Manager (Hong Chui)

Kwok Chan-fai
MCIH, MHKIH, RPHM
Deputy Manager (Hong Yip)

Wong Kei-on
BA, MHKIH, MCIH, RPHM
Deputy Manager (Hong Yip)

Yau Man-fat, Kelvin
BSc(Hons), MHousMan, DipHousMan, RPHM, MHKIH, MCIH, MIFMA, MIMgt
Deputy Manager (Hong Yip)

Chan Wah-kay
B Comm
Assistant Manager (General Affairs)

Lee Tze-leung, Adrian
BBA, MBA, FCCA, CPA, RFP
Assistant Manager (Accounting)

Leung Nai-yin, Arthur
BBus, FCCA, FCPA, ACIB, AHKIB, CGA, CPA(Aust)
Assistant Manager (Internal Audit)

Ho Yun-kuen, John
MRICS, MHKIS, PQS, F.PFM
Assistant Manager (Contracts)

Chau Chung-yiu, Dominic
MBA, MRICS, MHKIS, RPS
Authorized Person
Assistant Manager (Technical)

Kwan Yu-kuen, Ricky
Assistant Manager (SHK Real Estate Management)

Leung Kwok-fai, Terrence
BSoc.Sc, MSc
Assistant Manager (Human Resources)

Kwok Yee-nar, Eva
Assistant Manager (Legal)

(12) CORPORATE PLANNING AND INVESTMENTS

Wong Yick-kam, Michael
BBA, MBA
Executive Director

Ma Sau-hon, Chris
BSc, MSc, MBA, MTM, DIC, CEng, MISE, FHKIE, FICE, RPE
Manager (Project)

Lau Mei-mui, May
Manager (Corporate Communications)

Wong Pak-ho, Lawrence
BEng, MBA, CEng, CDipAF, PEng(S'pore), MICE, CMILT, FHKIE
Manager (Infrastructure)

Lau Shung-oi, Susanna
BA, ACA
Manager (Corporate Planning)

Hong Pak-cheung, William
BSc
Manager (Investments)

Mak Nak-keung
BSoc.Sc, MPhil
Deputy Manager (Economic Research)

Chiu Siu Mui, Cecilia
BA, MBA, MA
Deputy Manager (Corporate Communications)

Tse Man-kuen, Winnie
Deputy Manager

Ramsay, Robert Guy
BA(Hons), PhD
Assistant Manager

Cheong Suk-ying, Linda
BSoc.Sc, MBA
Assistant Manager

Poon Chun-wing, Johnny
BSoc.Sc, MBA, CFA, ACCA
Assistant Manager

Own Yu-tsan, Dorothy
MSc (Finance), CFA, FRM
Assistant Manager

(13) PROPERTY INVESTMENT

Lui Ting, Victor
BBA
Manager

Chan Sau-yin, Anita Teresa
MRICS, MHKIS, RPS
Deputy Manager

Chiu Ching-shi, Iris
B Comm
Deputy Manager

(14) CORPORATE FINANCE

Au Man-to
LLB, FCIS, ACIB
Manager

Kwok Yue-yee, Amy
B Comm
Manager

Ho Ka-wai, Josephine
MBA
Assistant Manager

(15) TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY

SmarTone Telecommunications Holdings Limited

Li, Douglas
Chief Executive Officer

SUNeVision Holdings Limited

Yen Shiao-hua, Sheridan
Managing Director

(16) COMPANY SECRETARIAL AND LEGAL

Lai Ho-kai, Ernest
FCIS
Company Secretary

Tam Sai-ming, William
LLM, MSc, MBA, FCIS, FCS, FHKIoD, MHKSI
Manager

Yung Sheung-tat, Sandy
BA(Law)Hons
Manager

Kwok, Helen
LLB(London)Hons
Legal Advisor

Tse Kar-lun, Frankie
LLB(Hons)
Assistant Manager

Yeung Ming-yip, Jason
LLB(Hons)
Assistant Manager

Wong Chiu-lun, Christopher
B Comm, LLB
Assistant Manager

Lai Man-shek
BA(Law) Hons
Assistant Manager

Chong Tin-cho
LLB(Hons)
Assistant Manager

(17) TRANSPORT INFRASTRUCTURE MANAGEMENT AND LOGISTICS

Wilson Group

Sham Yat-wah, Samuel
Managing Director

Luk Kam-hon, Gary
Director of Parking

Fong Ping, Vincent
Director of Tollways

Wu Tung-chai, Peter
Director of Equipment & Services

Wong Yuk-lan, Nancy
Director of Finance & Administration

Cheng Siu-hung, Paul
General Manager
Autotoll Limited

Logistics Services

Wong Hok-leung, Paul
BSc, FCCA
Chairman
Sun Hung Kai Logistics Holdings Limited

Leung Lai-chi, Michelle
MMgt
Executive Director
Sun Hung Kai Logistics Holdings Limited

Pang Tai-hing, Peter
Operations Director
Airport Freight Forwarding Centre Company Limited

(18) FINANCIAL CONTROL AND BUSINESS DEVELOPMENT

Wong Hok-leung, Paul
BSc, FCCA
Manager

Leung Yu-kai, David
FCCA, FCPA
Manager (Finance and Administration)

Liu Meng-fah, Lawrence
MSc, EMBA, FCCA, FCPA
Manager (Financial Control)

Fok Yat-cheong, Edward
MSc(Eng), AHKIB
Deputy Manager (EDP)

Cheung Yuen-yee, Rachel
BSoc.Sc, EMBA, Chartered Marketer
Deputy Manager (Business Development)

Chan Kei-yan, Paul
BA, MBA
Deputy Manager (Business Development)

Cheung Wai-wah
BBA, MBA
Assistant Manager (EDP)

Leung Cheuk-ming, Eric
MSc, CISSP
Assistant Manager (EDP)

Li Loi-suet, Bonnie
BBA
Assistant Manager (Financial Control)

So Wai-kei, Godwin
BA, ACIB, ACIS
Assistant Manager (Financial Control)

(19) FINANCIAL SERVICES AND INSURANCE

Financial Services

Yung Wing-chung
Consultant

Au Mo-cheung, Alex
Manager

Chung Wah-sang, Welson
MA, ACIS, MHKSI
Deputy Manager

Chan Pang-chi
Assistant Manager

Ng Yu-po, Frederick
B Comm, MBA
Assistant Manager

Insurance

Chow Ka-yin
Manager

Wong Kwai-chuen, Andrew
BBA, ACII
Deputy Manager

Ng Man-tong, Anthony
BA(Hons), ACII, AIIC
Deputy Manager

Yim Ka-yan, Amy
ANZIIF (Snr Assoc)
Deputy Manager

(20) ACCOUNTS

Pun Wing-mou, Bernard
FCA, FCPA
Chief Accountant

Wu Tze-cheung, Philip
BA(Hons), FCCA, FCPA, MIHRM(HK)
Manager

Li Ching-kam, Frederick
FCCA, CPA
Deputy Chief Accountant

Lee Hung-chak, Maurice
BBA(Hons), FCCA, CPA
Deputy Manager

Chow Cheuk-wing, Eric
FCCA, FCPA
Senior Accountant

Ko Ping-yin, Albert
Chief Cashier

Yuen Chork, Charles
Assistant Manager

(21) ESTATE MANAGEMENT

Wong Chin-wah, Jimmy
BSc (Est Mgt), Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Manager

Chan Kam-fai
MCIH
Deputy Manager

Lam Man-pak, Patrick
BA(Hons), MCIH, RPHM
Deputy Manager

Lee Cheung-yiu, Gordon
BSc(Hons), MRICS, MCIOB, MHKIS, MCIArb, RPS(BS)
Deputy Manager

Mak Hung-cheung, James
Deputy Manager

Sham Sik-shing, Simon
BTech(Hons), MCIH
Assistant Manager

Chan Shing-wai
Dip.BA, MCIH
Assistant Manager

Hon Shuk-ching, Irene
Assistant Manager

Shiu Wai-ching, Teresa
Assistant Manager

(22) INTERNAL AUDIT

Chiu Yue-ming, Daniel
MAcc, FCCA, FCPA, FCIS, ACMA, FCPA(Aust)
Manager

Wong Chung-wai, Barry
BA(Hons), MBA, FCCA, CPA
Deputy Manager

Hui Sui-tak, Andrew
MBA, FCCA, CPA
Assistant Manager

(23) INTERNAL AFFAIRS

Tang Chak-hin
BBA, MBA
Manager

Chan Choi-yin, Clara
MIHRM(HK)
Deputy Manager (Human Resources Management)

Leung Lai-chi, Michelle
MMgt, MIHRM(HK)
Deputy Manager (Human Resources Planning & Development)

Ho Kui-yuen, Kenneth
BSoc.Sc, MBA, DTM
Deputy Manager (Training & Development)

Wong Ho-keung, Jimmy
Assistant Manager (Office Management)

Cheung Pui-ha, Ivy
BA, MBA, MSc, DTM
Assistant Manager (Human Resources Services)

FINANCIAL CONTENTS

Deloitte.
德勤

TO THE SHAREHOLDERS OF SUN HUNG KAI PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 109 to 144 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 23rd September 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30th June 2004 (Expressed in millions of Hong Kong dollars)

	Notes	2004	(Restated) 2003
Turnover	2(i)(a)	**21,764**	22,945
Cost of sales and operating expenses		**(12,976)**	(14,399)
Gross profit		**8,788**	8,546
Other revenue		**633**	332
Selling and marketing expenses		**(829)**	(674)
Administrative expenses		**(1,007)**	(944)
Profit from operations before impairment of properties	2(i)(a)	**7,585**	7,260
Impairment of properties	3	–	(1,229)
Profit from operations	2(i)(a)	**7,585**	6,031
Finance costs		**(213)**	(327)
Finance income		**41**	102
Net finance costs	4	**(172)**	(225)
Profit on disposal of long-term investments less impairment	5	**100**	96
Share of profits less losses of associates		**438**	509
Share of profits less losses of jointly controlled entities		**534**	1,078
	2(i)(b)	**972**	1,587
Profit before taxation	2(i)(c) & 6	**8,485**	7,489
Taxation	9	**(1,285)**	(1,133)
Profit after taxation		**7,200**	6,356
Minority interests		**(277)**	14
Profit attributable to shareholders		**6,923**	6,370
Dividends	10		
Interim dividend paid		**1,441**	1,441
Final dividend proposed		**2,521**	2,401
		3,962	3,842
(Expressed in Hong Kong Dollars)			
Earnings per share	11		
Basic		**$2.88**	$2.65
Diluted		**$2.88**	N/A

Consolidated Balance Sheet

As at 30th June 2004 (Expressed in millions of Hong Kong dollars)

	Notes	2004	(Restated) 2003
Non-current assets			
Fixed assets	12	**98,839**	86,322
Associates	14	**2,581**	3,107
Jointly controlled entities	15	**18,472**	19,513
Long-term investments	16	**6,617**	4,970
Loans receivable		**1,545**	1,746
Land pending development		**10,415**	11,661
		138,469	127,319
Current assets			
Stocks	17	**20,153**	20,273
Trade and other receivables	18	**4,681**	3,241
Short-term investments	19	**1,318**	852
Bank balances and deposits	20	**7,207**	8,891
		33,359	33,257
Current liabilities			
Bank and other borrowings	21	**(1,078)**	(934)
Trade and other payables	22	**(8,559)**	(8,066)
Deposits received on sale of properties		**(777)**	(1,899)
Taxation		**(2,971)**	(2,903)
		(13,385)	(13,802)
Net current assets		**19,974**	19,455
Total assets less current liabilities		**158,443**	146,774
Non-current liabilities			
Bank and other borrowings	23	**(18,870)**	(21,193)
Deferred taxation	24	**(1,393)**	(914)
		(20,263)	(22,107)
Minority interests	25	**(2,941)**	(4,016)
NET ASSETS		**135,239**	120,651
CAPITAL AND RESERVES			
Share capital	26	**1,201**	1,201
Share premium and reserves	28	**131,517**	117,049
Proposed final dividend		**2,521**	2,401
SHAREHOLDERS' FUNDS		**135,239**	120,651

Directors:

Walter P.S. Kwok

Raymond P.L. Kwok

PARENT COMPANY BALANCE SHEET

As at 30th June 2004 (Expressed in millions of Hong Kong dollars)

	Notes	2004	2003
Non-current assets			
Subsidiaries	13	**30,074**	30,076
Jointly controlled entities	15	**1**	–
		30,075	30,076
Current assets			
Trade and other receivables	18	**24**	24
Amounts due from subsidiaries less provision		**55,361**	86,896
		55,385	86,920
Current liabilities			
Trade and other payables	22	**(213)**	(219)
Amounts due to subsidiaries		**–**	(31,800)
		(213)	(32,019)
Net current assets		**55,172**	54,901
NET ASSETS		**85,247**	84,977
CAPITAL AND RESERVES			
Share capital	26	**1,201**	1,201
Share premium and reserves	28	**81,525**	81,375
Proposed final dividend		**2,521**	2,401
SHAREHOLDERS' FUNDS		**85,247**	84,977

Consolidated Cash Flow Statement

For the year ended 30th June 2004 (Expressed in millions of Hong Kong dollars)

	Notes	2004	2003
Operating activities			
Cash generated from operations	29a	**9,321**	13,192
Hong Kong profits tax paid		**(988)**	(659)
Net cash from operating activities		**8,333**	12,533
Investing activities			
Purchase of subsidiaries	29b	**–**	1,455
Purchase of additional interest in subsidiaries		**(52)**	–
Purchase of associates		**–**	(12)
Purchase of jointly controlled entities		**(432)**	(31)
Purchase of long-term investments		**(3,175)**	(3,584)
Net repayments from associates, jointly controlled entities and investee companies		**3,167**	676
Acquisition of land pending development		**(2,542)**	(56)
Additions to fixed assets		**(2,160)**	(1,626)
Proceeds from disposal of investment properties		**162**	45
Proceeds from disposal of associates and jointly controlled entities		**4**	330
Proceeds from disposal of long-term investments		**1,428**	1,934
Proceeds from disposal of other fixed assets		**11**	4
Interest received from investments		**406**	219
Dividends received from listed investments		**45**	11
Dividends received from unlisted investments		**51**	17
Dividends received from associates and jointly controlled entities		**631**	553
Loans and advances repaid/(made)		**140**	(177)
Net cash used in investing activities		**(2,316)**	(242)
Financing activities			
Bank and other borrowings raised		**2,125**	6,100
Repayment of bank and other borrowings		**(4,310)**	(12,312)
Decrease in pledged bank deposit		**66**	–
Interest paid		**(322)**	(569)
Interest received		**43**	103
Proceeds from issue of shares by a subsidiary		**19**	–
Proceeds from issue of shares		**2**	–
Payment on repurchase of shares in subsidiaries		**(19)**	(5)
Fundings to minority shareholders		**(254)**	(43)
Dividends paid to shareholders		**(3,842)**	(5,283)
Dividends paid to minority shareholders		**(1,149)**	(65)
Net cash used in financing activities		**(7,641)**	(12,074)
(Decrease)/increase in cash and cash equivalents		**(1,624)**	217
Cash and cash equivalents at beginning of year		**8,447**	8,230
Cash and cash equivalents at end of year	29c	**6,823**	8,447

Consolidated Statement of Changes in Equity

For the year ended 30th June 2004 (Expressed in millions of Hong Kong dollars)

	Notes	2004	(Restated) 2003
Total equity at beginning of year			
– as originally stated		**121,721**	128,598
– change in accounting policy for deferred tax			
– retained profits		**(1,002)**	(788)
– property revaluation reserves		**(68)**	(56)
		(1,070)	(844)
– as restated		**120,651**	127,754
Net profit/(loss) not recognized in the consolidated profit and loss account			
– increase/(decrease) in property valuation arising during the year		**11,864**	(7,931)
– deferred tax charged to property revaluation reserves		**(397)**	(12)
– exchange difference on translation of financial statements of foreign entities		**3**	–
	28	**11,470**	(7,943)
Profit attributable to shareholders for the year		**6,923**	6,370
Proceeds from exercise of share options	28	**2**	–
Realized deficit/(surplus) on disposal of investment properties transferred to operating profit	28	**35**	(14)
Realized surplus on disposal of jointly controlled entities transferred to operating profit	28	**–**	(305)
Goodwill adjustments	28	**–**	72
Interim dividend paid		**(1,441)**	(1,441)
Final dividend paid		**(2,401)**	(2,401)
Special cash dividend paid		**–**	(1,441)
Total equity at end of year		**135,239**	120,651

1. PRINCIPAL ACCOUNTING POLICIES

a. Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong which include all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and the requirements of the Hong Kong Companies Ordinance. The financial statements are prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

In the current year, the Group has adopted the revised SSAP 12 "Income Taxes" to account for deferred tax as set out in note 1(n) below.

b. Basis of consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and all its subsidiaries made up to 30th June each year and include the Group's interests in associates and jointly controlled entities on the basis set out in note 1(f) and note 1(g) below respectively. The financial statements of the associates and jointly controlled entities used for this purpose are either co-terminus with the financial statements of the Company or cover a year ended not more than six months before the Company's year-end. The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal. All material intra-group transactions and balances are eliminated on consolidation.

Goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities is recognized as an asset in the balance sheet and amortized to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisitions is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortized through the profit and loss account is included in the calculation of the profit and loss on disposal. Any impairment arising on goodwill is recognized in the profit and loss account.

Minority interests in the consolidated profit and loss account and balance sheet represents the interests of third parties outside the Group in the results and net assets of subsidiaries.

c. Turnover

Turnover derived from the Group's principal activities comprises proceeds from sale of properties (excluding proceeds on development properties sold prior to their completion which are included in deposits received on sale of properties under current liabilities), gross rental income from properties letting under operating leases, revenue from hotel operation and revenue derived from other business activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, telecommunications, internet infrastructure and enabling services. It does not include the turnover of associates and jointly controlled entities.

d. Revenue recognition

Revenue of a transaction is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group which will result in increases in equity and these benefits can be measured reliably, on the following basis:

(i) Property sales

Profit from sale of completed properties is recognized upon execution of the sale agreements.

When a development property is sold in advance of completion, profit is only recognized upon completion of the development. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

Where properties are sold under deferred terms with part of the sales proceeds being receivable after an interest-free period, that portions of the differences between the sale prices with and without such terms representing finance income are allocated to the profit and loss account on a basis that takes into account the effective yields on the amounts of the sales proceeds receivable over the interest-free period.

(ii) Rental income

Rental income from properties letting under operating leases is recognized on a straight line basis over the lease terms.

(iii) Hotel operation

Revenue from hotel operation is recognized upon provision of services.

(iv) Interest income

Interest income is accrued on a time proportion basis that takes into account the effective yields on the carrying amount of assets.

1. PRINCIPAL ACCOUNTING POLICIES (cont'd)

d. Revenue recognition (cont'd)

(v) Construction

Revenue in respect of building construction job is recognized on the percentage of completion method measured by reference to the proportion that costs incurred to date bear to estimated total costs for the contract.

(vi) Investment income

Income from securities and other investments is recognized when the right to receive payment is established.

(vii) Use of internet services centre facilities

Revenue from customer use of internet services centre facilities is recognized ratably over the term of the agreement.

(viii) Telecommunications

Revenue from telecommunication is recognized when the service is rendered.

(ix) Other income

Property management service fee, car parking management fee, insurance income and stock brokerage are recognized when the services are rendered.

e. Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Investments in subsidiaries are carried in the balance sheet of the Company at cost less impairment.

f. Associates

Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, over the management, including participation in the financial and operating policy decisions.

Results of associates are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in associates are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post acquisition change in the Group's share of their net assets whereas in the balance sheet of the Company are stated at cost less impairment.

g. Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the parties has unilateral control.

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

Results of jointly controlled entities are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in jointly controlled entities are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post acquisition change in the Group's share of their net assets whereas in the balance sheet of the Company are stated at cost less impairment.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

1. PRINCIPAL ACCOUNTING POLICIES (cont'd)

g. Joint ventures (cont'd)

(ii) Jointly controlled assets (cont'd)

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

h. Investments in securities

(i) Long-term investments

Investments in debt and equity securities held for an identified long-term or strategic purpose are stated at cost less impairment. Results of investments are accounted for to the extent of dividend and interest income.

Investments in debt securities which are intended to be held to maturity are measured at amortized cost, less any impairment losses recognized, if necessary, in the balance sheet. The amortization of any discount or premium arising on acquisition is aggregated with other investment income receivable over the period from the date of acquisition to the date of maturity so as to give a constant yield on the investment. Held-to-maturity debt securities maturing within one year are classified as short-term investments under current assets.

(ii) Marketable securities

Marketable securities, which are that part of liquid assets temporarily invested in debt and equity securities, are stated at fair value, with unrealized gains and losses included in net profit or loss for the year.

i. Properties

(i) Land pending development

Land pending development, which is stated at cost less impairment made by the directors, embraces all land acquired pending any definite intention whether to develop it for long-term retention or for sale. When the intention is clear and action initiated, land to be developed for long-term retention is reclassified as fixed assets whereas land to be developed for sale and expected to be realized in the normal course of the Group's property development cycle is reclassified as stocks under current assets.

(ii) Investment properties

Investment properties are completed properties which are income producing and held for their investment potential on a long-term basis. Investment properties are included in fixed assets at open market value on the basis of an annual professional valuation related to properties on the basis that increases in valuations are credited to the investment property revaluation reserve and decreases in valuations are first set off against increases on earlier valuations on a portfolio basis and thereafter charged to operating profit. Upon disposal of an investment property, the revaluation surplus or deficit realized is transferred to operating profit in calculating the profit or loss on disposal.

(iii) Hotel properties

Hotel properties and their integral fixed plant used in the operation of hotel are included in fixed assets at open market value on the basis of an annual professional valuation related to individual hotel properties.

(iv) Properties under development

Properties under development for long-term retention are classified under fixed assets and are stated at cost less impairment. These properties are reclassified as investment properties or other properties as the case may be upon completion of the development.

Properties under development for sale are included in stocks at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized and the anticipated costs to completion.

Cost of property in the course of development comprises land cost and development costs during the development period.

(v) Stocks of completed properties

Completed properties remaining unsold at year end are stated at the lower of cost and net realizable value.

Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

1. PRINCIPAL ACCOUNTING POLICIES (cont'd)

i. Properties (cont'd)

(vi) Other properties

Other properties are properties held for production or administrative purposes and are included in fixed assets at cost less accumulated depreciation and impairment losses, if any.

j. Depreciation

(i) Investment properties

No depreciation is provided on investment property except where the unexpired term of the lease of the investment property is 20 years or less, in which case the then carrying amount is amortized on a straight line basis over the remaining unexpired term of the lease.

(ii) Hotel properties

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these assets in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated lives of these assets and their high residual values, any depreciation would be insignificant. The related repair and maintenance expenditure is charged to the profit and loss account in the year in which they are incurred. The costs of significant improvements are capitalized.

(iii) Properties under development

No depreciation is provided on properties under development.

(iv) Network equipment

Network equipment including assets and equipment of the digital mobile radio telephone and local multipoint distribution services networks are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight line basis to write off their costs less accumulated impairment losses over their estimated useful lives at rates ranging from ten per cent to 33.3 per cent per annum. No depreciation is provided on network equipment under construction.

(v) Other properties

The cost of leasehold land and construction cost of buildings thereon are depreciated on a straight line basis over the term of the lease.

(vi) Other fixed assets

Other fixed assets including equipment, furniture, fixtures and vehicles are stated at cost less depreciation calculated on a straight line method to write off the assets over their estimated useful lives at rates ranging from ten per cent to 33.3 per cent per annum.

k. Capitalization of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale.

l. Materials

Materials comprising mainly building materials, hotel stocks and handsets are valued at the lower of cost, calculated on a weighted average cost basis, and net realizable value.

m. Translation of foreign currencies

Foreign currency transactions during the year are converted into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the date of the balance sheet. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of overseas subsidiaries, associates and jointly controlled entities expressed in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the date of balance sheet whereas the profit and loss accounts are translated at average exchange rates for the year. Exchange differences arising on translation are dealt with as a movement in reserves.

1. PRINCIPAL ACCOUNTING POLICIES (cont'd)

n. Deferred taxation

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt.

In accordance with the revised SSAP 12, deferred tax liabilities are provided in full, using the liability method, on all temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax bases used in the computation of taxable profits, while deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized.

The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively and the comparative figures have been restated accordingly. In adjusting prior year figures, the opening retained profits and property revaluation reserves as at 1st July 2003 have been reduced by HK$1,002 million and HK$68 million (2002: HK$788 million and HK$56 million) respectively which represented the net deferred tax liabilities for subsidiaries, jointly controlled entities and associates that should be provided for under the revised accounting policy. This change in accounting policy has resulted in a decrease of HK$86 million and HK$214 million in the Group's profit attributable to shareholders for the year ended 30th June 2004 and 30th June 2003 respectively. The effect on the various other balance sheet items as at 30th June 2003 is set out in Note 24.

o. Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format.

p. Financial instruments and derivatives

Interest rate and currency swaps are used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts of interest rate and currency swaps are recorded off balance sheet. Interest flows arising on the interest rate swaps are accounted for on an accrual basis.

q. Retirement benefits

The retirement benefit costs charged to the profit and loss account represent the contributions payable in respect of the current year to the Group's defined contribution schemes and Mandatory Provident Fund Schemes.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION

(i) Segment results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover		**Profit from Operations before Finance Costs**	
	2004	2003	**2004**	2003
Property				
Property sales	**10,004**	12,543	**2,401**	2,769
Rental income	**4,978**	5,175	**3,729**	3,857
	14,982	17,718	**6,130**	6,626
Hotel operation	**597**	510	**227**	154
Telecommunications	**3,367**	1,095	**492**	120
Other businesses	**2,818**	3,622	**595**	530
	21,764	22,945	**7,444**	7,430
Other revenue			**633**	332
Unallocated administrative expenses			**(492)**	(502)
Profit from operations before impairment of properties			**7,585**	7,260
Impairment of properties			–	(1,229)
Profit from operations			**7,585**	6,031

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation	
	2004	2003
Property		
Property sales	**354**	925
Rental income	**269**	243
	623	1,168
Telecommunications	–	78
Other businesses	**518**	590
Profit from operations	**1,141**	1,836
Finance costs	**(169)**	(249)
Profit before taxation	**972**	1,587

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION (cont'd)

(i) Segment results (cont'd)

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2004	2003
Property		
Property sales	**2,755**	3,694
Rental income	**3,998**	4,100
	6,753	7,794
Hotel operation	**227**	154
Telecommunications	**492**	198
Other businesses	**1,113**	1,120
Other revenue	**633**	332
Unallocated administrative expenses	**(492)**	(502)
Impairment of properties	**–**	(1,229)
Net finance costs – Group	**(172)**	(225)
– Associates and jointly controlled entities	**(169)**	(249)
Profit on disposal of long-term investments less impairment	**100**	96
Profit before taxation	**8,485**	7,489

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION (cont'd)

(ii) Assets and liabilities

The Group's assets and liabilities by business segments are analysed as follows:

	The Company and Subsidiaries	Associates and Jointly Controlled Entities	Total Assets	Total Liabilities
At 30th June 2004				
Property				
Development	**31,565**	**3,672**	**35,237**	**(3,581)**
Investment	**91,157**	**12,204**	**103,361**	**(1,320)**
	122,722	**15,876**	**138,598**	**(4,901)**
Hotel operation	**4,893**	**–**	**4,893**	**(65)**
Telecommunications	**2,425**	**–**	**2,425**	**(934)**
Other businesses	**5,012**	**5,177**	**10,189**	**(1,345)**
	135,052	**21,053**	**156,105**	**(7,245)**
Bank balances and deposits			**7,207**	**–**
Bank and other borrowings			**–**	**(19,948)**
Unallocated corporate assets/(liabilities)			**8,516**	**(5,062)**
Deferred tax liabilities			**–**	**(1,393)**
Total assets/(liabilities)			**171,828**	**(33,648)**
At 30th June 2003				
Property				
Development	31,508	6,496	38,004	(4,461)
Investment	79,319	11,302	90,621	(1,382)
	110,827	17,798	128,625	(5,843)
Hotel operation	4,528	–	4,528	(54)
Telecommunications	1,965	–	1,965	(544)
Other businesses	5,307	4,822	10,129	(2,831)
	122,627	22,620	145,247	(9,272)
Bank balances and deposits			8,891	–
Bank and other borrowings			–	(22,127)
Unallocated corporate assets/(liabilities)			6,438	(3,596)
Deferred tax liabilities			–	(914)
Total assets/(liabilities)			160,576	(35,909)

Less than ten per cent of the Group's assets are situated outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION (cont'd)

(ii) Assets and liabilities (cont'd)

The Group's depreciation and capital expenditure by business segments are analysed as follows:

	Depreciation		Capital Expenditure	
	2004	2003	**2004**	2003
Property				
Development	**3**	3	**2,584**	281
Investment	**7**	26	**1,470**	1,492
	10	29	**4,054**	1,773
Hotel operation	**2**	9	**29**	14
Telecommunications	**412**	137	**680**	188
Other businesses	**186**	179	**49**	48
Unallocated corporate assets	**6**	8	**2**	9
	616	362	**4,814**	2,032

3. IMPAIRMENT OF PROPERTIES

The impairment made in the previous year represented the diminution in value of interest in property development projects of the Group and jointly controlled entities in the aggregate sum of HK$1,106 million and an impairment of HK$123 million made by SUNeVision Holdings Ltd., the Group's subsidiary, for revaluation deficit on its properties operating as internet data centres.

4. NET FINANCE COSTS

	2004	2003
Interest expenses on		
Bank loans and overdrafts	**205**	398
Other loans wholly repayable within five years	**65**	104
Other loans not wholly repayable within five years	**29**	58
	299	560
Less: Portion capitalized	**(86)**	(233)
	213	327
Interest income on bank deposits	**(41)**	(102)
	172	225

Interest is capitalized at an average annual rate of approximately 1.1 per cent (2003: 2.1 per cent).

5. PROFIT ON DISPOSAL OF LONG-TERM INVESTMENTS LESS IMPAIRMENT

	2004	2003
Profit on disposal of interests in jointly controlled entities	**–**	305
Profit on disposal of long-term investments	**156**	43
Impairment of long-term investments	**(56)**	(252)
	100	96

(Expressed in millions of Hong Kong dollars)

6. PROFIT BEFORE TAXATION

	2004	2003
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	**7,060**	9,156
Cost of other inventories sold	**849**	204
Loss on disposal of marketable securities	**–**	9
Net holding loss on marketable securities	**–**	12
Depreciation	**616**	362
Impairment of goodwill	**17**	19
Staff costs (including directors' emoluments and retirement schemes contributions)	**2,039**	1,884
Auditors' remuneration	**8**	8
and crediting:		
Negative goodwill released	**–**	19
Dividend income from:		
listed investments	**45**	11
unlisted investments	**51**	17
Interest income from:		
listed debt securities	**273**	218
unlisted debt securities	**90**	29
Profit on disposal of marketable securities	**33**	–
Net holding gain on marketable securities	**4**	–

7. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS

	2004	2003
Directors' emoluments:		
Fees	**1**	1
Salaries, allowances and benefits in kind	**22**	18
Bonuses	**7**	3
Retirement scheme contributions	**1**	1
	31	23

Fees paid to independent non-executive directors amounted to HK$80,000 (2003: HK$160,000). They received HK$350,000 (2003: HK$700,000) as other emoluments.

Number of directors whose emoluments fell within:

Emoluments Band			**Number of Directors**	Number of Directors
HK$M		HK$M		
0	–	1.0	**7**	8
1.5	–	2.0	**4**	4
2.5	–	3.0	**–**	1
3.0	–	3.5	**1**	1
3.5	–	4.0	**2**	–
4.0	–	4.5	**1**	2
7.5	–	8.0	**1**	–
			16	16

(Expressed in millions of Hong Kong dollars)

7. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS (cont'd)

The above analysis included three (2003: two) individuals whose emoluments were among the five highest pay in the Group. Details of the emoluments paid to the remaining two (2003: three) individuals are:

	2004	2003
Salaries, allowances and benefits in kind and retirement scheme contributions	**10**	7
Bonuses	**5**	7
	15	14

Number of employees whose emoluments fell within:

Emoluments Band			**Number of Employees**	Number of Employees
HK$M		HK$M		
3.5	–	4.0	**–**	1
4.0	–	4.5	**1**	1
6.0	–	6.5	**–**	1
11.0	–	11.5	**1**	–
			2	3

8. STAFF RETIREMENT SCHEMES

The Group operates a number of defined contribution schemes for all qualified employees. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from five per cent to ten per cent on the employees' salary.

With effect from 1st December 2000, the Group sets up an employer sponsored scheme ("MPF Scheme") for other employees. The MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in independently administered funds. Pursuant to the rules of the MPF Scheme, the Group and its employees are each required to make contributions to the scheme at specific rates. Contributions of the Group to the MPF Scheme are charged to profit and loss account as incurred.

Total contributions to the retirement schemes made by the Group during the year amounted to HK$114 million (2003: HK$103 million). Forfeited contributions for the year of HK$10 million (2003: HK$8 million) were used to reduce the existing level of contributions.

(Expressed in millions of Hong Kong dollars)

9. TAXATION

	2004	2003
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	**1,032**	854
Under/(over) provision in prior years	**19**	(10)
	1,051	844
China income tax	**5**	–
	1,056	844
Deferred taxation		
Origination and reversal of temporary differences	**53**	104
Effect of change in tax rate	**–**	67
	53	171
	1,109	1,015
Share of taxation		
Associates	**94**	65
Jointly controlled entities	**82**	53
	1,285	1,133

(a) Hong Kong profits tax is provided at the rate of 17.5 per cent (2003: 17.5 per cent) based on the estimated assessable profits for the year. China income tax is calculated at the rates applicable in China.

(b) Reconciliation between tax expenses and accounting profit at applicable tax rate:

	2004	2003
Profit before share of profits and losses of associates, jointly controlled entities and taxation	**7,513**	5,902
Tax at Hong Kong profits tax rate of 17.5% (2003: 17.5%)	**1,315**	1,032
Effect of change in tax rate and different tax rate of subsidiaries operating outside Hong Kong	**11**	67
Net effect of non-deductible expenses and non-taxable revenue	**(127)**	(125)
Utilization/recognition of tax losses not previously recognized	**(141)**	(139)
Tax losses and other temporary differences not recognized	**9**	159
Under/(over) provision in prior years	**19**	(10)
Others	**23**	31
	1,109	1,015
Share of taxation of associates	**94**	65
Share of taxation of jointly controlled entities	**82**	53
Tax expenses	**1,285**	1,133

10. DIVIDENDS

	2004	2003
Interim dividend of HK$0.60 per share based on 2,401 million shares (2003: HK$0.60 per share based on 2,401 million shares) paid	**1,441**	1,441
Proposed final dividend of HK$1.05 per share based on 2,401 million shares (2003: HK$1.00 per share based on 2,401 million shares)	**2,521**	2,401
	3,962	3,842

(Expressed in millions of Hong Kong dollars)

11. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$6,923 million (2003 (restated): HK$6,370 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,400,917,592 (2003: 2,400,907,362). The diluted earnings per share is based on 2,400,961,425 shares which is the weighted average number of shares in issue during the year plus the weighted average number of 43,833 shares deemed to be issued at no consideration if all outstanding options had been exercised.

No diluted earnings per share was presented for the year ended 30th June 2003 as there were no potentially dilutive shares outstanding.

The adjustment to comparative basic earnings per share, arising from the change in accounting policy shown in note 1(n) above, is as follows:

Reconciliation of 2003 basic earnings per share:	
Reported figure before adjustments	$2.74
Adjustments arising from the adoption of the revised SSAP 12	($0.09)
Restated	$2.65

12. FIXED ASSETS

The Group

	Investment Properties	Hotel Properties	Properties under Development	Network Equipment	Other Properties	Other Fixed Assets	Total
(a) Movement during year							
Cost or valuation							
At beginning of year	67,870	4,470	9,430	1,730	2,610	1,839	87,949
Additions	52	26	1,416	604	6	126	2,230
Transfer in	330	–	128	–	–	–	458
Disposals	(203)	–	–	(141)	(2)	(65)	(411)
Transfer out	–	–	(155)	–	(180)	–	(335)
Revaluation surplus	10,677	314	–	–	–	–	10,991
At end of year	78,726	4,810	10,819	2,193	2,434	1,900	100,882
Accumulated depreciation							
At beginning of year	–	–	–	121	585	921	1,627
Charge for the year	–	–	–	363	77	176	616
Disposals	–	–	–	(125)	(1)	(58)	(184)
Transfer out	–	–	–	–	(16)	–	(16)
At end of year	–	–	–	359	645	1,039	2,043
Net book value at 30/6/2004	**78,726**	**4,810**	**10,819**	**1,834**	**1,789**	**861**	**98,839**
Net book value at 30/6/2003	67,870	4,470	9,430	1,609	2,025	918	86,322
(b) Basis of book value							
2004 professional valuation	78,726	4,810	–	–	–	–	83,536
Cost	–	–	10,819	2,193	2,434	1,900	17,346
	78,726	**4,810**	**10,819**	**2,193**	**2,434**	**1,900**	**100,882**

(Expressed in millions of Hong Kong dollars)

12. FIXED ASSETS (cont'd)

(c) Net book value of properties shown above comprises:

	2004	2003
Land in Hong Kong held under		
Long lease (not less than 50 years)		
Investment properties	**18,198**	14,194
Hotel properties	**1,620**	1,490
Other properties	**430**	432
	20,248	16,116
Medium-term lease (less than 50 years but not less than ten years)		
Investment properties	**58,562**	51,773
Hotel properties	**3,190**	2,980
Properties under development	**10,411**	9,333
Other properties	**1,359**	1,593
	73,522	65,679
Land outside Hong Kong held under		
Long lease (not less than 50 years)		
Investment properties	**585**	655
Properties under development	**408**	97
	993	752
Medium-term lease (less than 50 years but not less than ten years)		
Investment properties	**1,381**	1,248
	96,144	83,795

(d) Investment properties and hotel properties revaluation

The Group's investment properties and hotel properties have been revalued as at 30th June 2004 by Messrs. Knight Frank and Chesterton Petty, Chartered Surveyors on an open market value basis.

(e) Gross rental receivable from and loss on disposal of the Group's investment properties during the year amounted to HK$4,664 million (2003: HK$4,817 million) and HK$71 million (2003: profit of HK$18 million) respectively.

(f) The carrying amount of properties under development as at 30th June 2004 included interest capitalized in the amount of HK$1,077 million (2003: HK$1,080 million).

13. SUBSIDIARIES

The Company

	2004	2003
Unlisted shares, at cost	**30,074**	30,076

Particulars regarding principal subsidiaries are set out on pages 139 to 142.

(Expressed in millions of Hong Kong dollars)

14. ASSOCIATES

The Group

	2004	2003
Share of net assets		
Listed in Hong Kong	**1,300**	1,372
Unlisted	**388**	306
Amounts due from associates	**893**	1,429
	2,581	3,107
Market value of Hong Kong listed shares	**4,910**	4,753

Particulars regarding principal associates are set out on page 144.

15. JOINTLY CONTROLLED ENTITIES

	2004		2003	
	The Group	**The Company**	The Group	The Company
Share of net assets, unlisted	**1,573**		975	
Amounts due from jointly controlled entities	**16,899**	**1**	18,538	–
	18,472	**1**	19,513	–

Particulars regarding principal jointly controlled entities are set out on page 143.

16. LONG-TERM INVESTMENTS

	2004		2003	
	The Group	**The Company**	The Group	The Company
Listed held-to-maturity debt securities, overseas	**4,249**	**–**	3,157	–
Listed held-to-maturity debt securities, Hong Kong	**95**	**–**	–	–
Unlisted held-to-maturity debt securities	**901**	**–**	950	–
Listed equity securities, overseas	**163**	**–**	156	–
Listed equity securities, Hong Kong	**784**	**–**	306	–
Unlisted equity securities	**393**	**–**	373	–
	6,585	**–**	4,942	–
Amounts due from investee companies	**32**	**–**	28	–
	6,617	**–**	4,970	–
Market value				
Listed overseas	**4,986**	**–**	3,843	–
Listed in Hong Kong	**902**	**–**	277	–
	5,888	**–**	4,120	–

17. STOCKS

The Group

	2004	2003
Properties under development	**16,875**	17,240
Stock of completed properties for sale	**3,100**	2,954
Materials	**178**	79
	20,153	20,273

The amount of the above stocks that are carried at net realizable value was HK$1,056 million (2003: HK$1,169 million).

(Expressed in millions of Hong Kong dollars)

18. TRADE AND OTHER RECEIVABLES

	Note	2004 The Group	2004 The Company	2003 The Group	2003 The Company
Debtors, deposits and prepayments		**4,295**	**24**	2,964	24
Amounts due from customers for contract works	18a	**140**	**–**	92	–
Short-term loans		**246**	**–**	185	–
		4,681	**24**	3,241	24

Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables of the Group are trade debtors of HK$2,942 million (2003: HK$1,485 million), of which 90 per cent aged less than 60 days, two per cent between 61 to 90 days and eight per cent more than 90 days (2003: 85 per cent, five per cent and ten per cent respectively).

18a. Amounts due from/(to) customers for contract works

The Group

	Note	2004	2003
Contract costs incurred plus recognized profits less recognized losses		**2,997**	3,427
Less: Progress billings		**(2,958)**	(3,350)
		39	77
Represented by:			
Due from customers included in current assets	18	**140**	92
Due to customers included in current liabilities	22	**(101)**	(15)
		39	77

19. SHORT-TERM INVESTMENTS

The Group

	2004	2003
Marketable securities		
Equity securities, at market value		
Listed in Hong Kong	**669**	313
Listed overseas	**17**	16
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed overseas (Market value: HK$408 million (2003: HK$450 million))	**403**	438
Unlisted	**229**	85
	1,318	852

20. BANK BALANCES AND DEPOSITS

The Group

	2004	2003
Bank deposits	**6,824**	8,602
Bank balances and cash	**383**	289
	7,207	8,891

Certain bank deposits of the Group's subsidiary, SmarTone Telecommunications Holdings Limited, in the aggregate amount of HK$326 million (2003: HK$392 million) have been pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

(Expressed in millions of Hong Kong dollars)

21. BANK AND OTHER BORROWINGS

The Group

	Note	2004	2003
Unsecured bank overdrafts		**58**	52
Non-current bank and other borrowings due within one year	23	**1,020**	882
		1,078	934

22. TRADE AND OTHER PAYABLES

	Note	**2004**		2003	
		The Group	**The Company**	The Group	The Company
Creditors and accrued expenses		**8,458**	**213**	8,051	219
Amounts due to customers for contract works	18a	**101**	**–**	15	–
		8,559	**213**	8,066	219

Included in trade and other payables of the Group are trade creditors of HK$625 million (2003: HK$652 million), of which 50 per cent aged less than 60 days, five per cent between 61 to 90 days and 45 per cent more than 90 days (2003: 40 per cent, six per cent and 54 per cent respectively).

23. BANK AND OTHER BORROWINGS

The Group

	Note	2004	2003
Unsecured bank loans repayable			
Within one year		**220**	82
After one year, but within two years		**2,522**	945
After two years, but within five years		**9,662**	5,262
After five years		**4,000**	11,500
		16,404	17,789
Other unsecured loans repayable			
Within one year		**800**	800
After one year, but within two years		**702**	800
After two years, but within five years		**1,350**	1,652
After five years		**634**	1,034
		3,486	4,286
		19,890	22,075
Less: Amount due within one year included under current liabilities	21	**(1,020)**	(882)
		18,870	21,193

(a) The above other unsecured loans are repayable on various dates up to July 2012 at commercial market rates.

(b) Bank loans shown above that are not wholly repayable within five years amounted to HK$4,000 million (2003: HK$11,500 million).

(Expressed in millions of Hong Kong dollars)

24. DEFERRED TAXATION

The Group

	2004	2003
Deferred tax assets	**(105)**	(16)
Deferred tax liabilities	**1,498**	930
	1,393	914

The components of deferred tax assets and liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

	Accelerated Tax Depreciation	**Revaluation of Properties**	**Provisions**	**Tax Losses**	**Others**	**Total**
At 1st July 2002						
– as originally stated	–	–	–	–	–	–
– *change in accounting policy for* deferred tax	674	75	15	(82)	10	692
– as restated	674	75	15	(82)	10	692
Purchase of subsidiaries	113	–	–	(78)	–	35
Charged/(credited) to profit and loss account	172	–	2	(7)	4	171
Charged/(credited) to reserves	–	16	–	–	–	16
At 30th June 2003 and 1st July 2003, restated	959	91	17	(167)	14	914
Charged/(credited) to profit and loss account	**142**	**–**	**2**	**6**	**(97)**	**53**
Charged/(credited) to reserves	**–**	**426**	**–**	**–**	**–**	**426**
At 30th June 2004	**1,101**	**517**	**19**	**(161)**	**(83)**	**1,393**

At the balance sheet date, the Group has unrecognized tax losses and deductible temporary differences of HK$5,404 million (2003: HK$6,157 million), of which HK$117 million (2003: HK$122 million) will expire at various dates up to 2009. Recognition of these unrecognized tax losses depends on future taxable profits available and losses agreed with the relevant tax authorities.

As noted in principal accounting policy 1(n), the Group adopted the revised SSAP 12 for deferred taxation. This change in accounting policy has been applied retrospectively and the comparatives have been restated. The adjustments to the consolidated balance sheet at 30th June 2003 are as follows:

Decrease in associates	(194)
Decrease in jointly controlled entities	(9)
Increase in deferred tax liabilities	(914)
Decrease in minority interests	47
Decrease in reserves	(1,070)

(Expressed in millions of Hong Kong dollars)

25. MINORITY INTERESTS

The Group

	2004	2003
Share of equity and reserves in subsidiaries	**2,313**	3,134
Amounts due to minority shareholders	**628**	882
	2,941	4,016

26. SHARE CAPITAL

	2004		2003	
	Number of Shares in Million	**Amount**	Number of Shares in Million	Amount
Authorized:				
Ordinary shares of $0.50 each				
At beginning and end of year	**2,900**	**1,450**	2,900	1,450
Issued and fully paid:				
Ordinary shares of $0.50 each				
At beginning of year	**2,401**	**1,201**	2,401	1,201
24,000 shares issued on exercise of share options	**–**	**–**	–	–
At end of year	**2,401**	**1,201**	2,401	1,201

27. SHARE OPTION SCHEME

The Company has a share option scheme which was adopted on 5th December 2002 ("the New Scheme") to replace a former scheme previously adopted on 20th November 1997 ("the Old Scheme"), whereby the directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company. Details of the share option schemes are set out in the Directors' Report on pages 85 to 86.

The Old Scheme

Upon the termination of the Old Scheme, no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. At 30th June 2004, the number of shares in respect of which options had been granted and remained outstanding was 2,760,000 (2003: 2,820,000), representing 0.11 per cent (2003: 0.12 per cent) of the shares of the Company in issue at that date.

The New Scheme

The New Scheme was adopted by the Company in order to comply with the new requirements under Chapter 17 of the Listing Rules. No option shares have been granted to any person since its adoption.

(Expressed in millions of Hong Kong dollars)

27. SHARE OPTION SCHEME (cont'd)

Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the year are as follows:

			Number of Share Options				
Date of Grant	**Exercise Price**	**Exercisable Period**	**At 1st July 2003**	**Granted During the Year**	**Exercised During the Year**	**Lapsed During the Year**	**At 30th June 2004**
15th February 2000	**HK$70**	**15.2.2001 to 14.2.2005**	**810,000**	**–**	**–**	**–**	**810,000**
16th July 2001	**HK$70**	**16.7.2002 to 15.7.2006**	**2,010,000**	**–**	**(24,000)**	**(36,000)**	**1,950,000**
			2,820,000	**–**	**(24,000)**	**(36,000)**	**2,760,000**

During the year ended 30th June 2004, options were exercised on 27th January 2004 to subscribe for 24,000 shares in the Company at the exercised price of HK$70.00. The market value per share on the exercise date was HK$78.50. No share options were exercised during the year ended 30th June 2003.

			Number of Share Options				
Date of Grant	Exercise Price	Exercisable Period	At 1st July 2002	Granted During the Year	Exercised During the Year	Lapsed During the Year	At 30th June 2003
15th February 2000	HK$70	15.2.2001 to 14.2.2005	810,000	–	–	–	810,000
16th July 2001	HK$70	16.7.2002 to 15.7.2006	2,121,000	–	–	(111,000)	2,010,000
			2,931,000	–	–	(111,000)	2,820,000

28. SHARE PREMIUM AND RESERVES

	2004		2003	
	The Group	**The Company**	The Group	The Company
Share premium				
At beginning of year	**17,000**	**17,000**	17,000	17,000
Premium arising from exercise of share options	**2**	**2**	–	–
At beginning of year and end of year	**17,002**	**17,002**	17,000	17,000
Capital reserve				
At beginning of year	**766**	**5,281**	694	5,281
Goodwill adjustments	**–**	**–**	72	–
At end of year	**766**	**5,281**	766	5,281

(Expressed in millions of Hong Kong dollars)

28. SHARE PREMIUM AND RESERVES (cont'd)

	2004		2003	
	The Group	**The Company**	The Group	The Company
Property revaluation reserves				
At beginning of year, as originally stated	**37,558**	**–**	45,808	–
– change in accounting policy for deferred tax	**(68)**	**–**	(56)	–
– as restated	**37,490**	**–**	45,752	–
Surplus/(deficit) on revaluation of properties held by subsidiaries attributable to the Group				
– Investment properties	**10,556**	**–**	(7,858)	–
– Hotel properties	**314**	**–**	(11)	–
Deficit/(surplus) realized on disposal of investment properties held by subsidiaries	**35**	**–**	(14)	–
Surplus realized on disposal of jointly controlled entities	**–**	**–**	(305)	–
Share of surplus/(deficit) on revaluation of investment properties held by jointly controlled entities	**979**	**–**	(45)	–
Share of surplus/(deficit) on revaluation of investment properties held by associates	**15**	**–**	(17)	–
Deferred tax charged	**(397)**	**–**	(12)	–
At end of year	**48,992**	**–**	37,490	–
Exchange reserve				
At beginning of year	**7**	**–**	7	–
Exchange difference arising on translation of financial statements of				
– Subsidiaries	**2**	**–**	–	–
– Jointly controlled entities	**1**	**–**	–	–
At end of year	**10**	**–**	7	–
Retained profits				
At beginning of year, as originally stated	**62,788**	**59,094**	60,046	57,934
– change in accounting policy for deferred tax	**(1,002)**	**–**	(788)	–
– as restated	**61,786**	**59,094**	59,258	57,934
Profit attributable to shareholders	**6,923**	**4,110**	6,370	5,002
Interim dividend paid	**(1,441)**	**(1,441)**	(1,441)	(1,441)
Proposed final dividend	**(2,521)**	**(2,521)**	(2,401)	(2,401)
At end of year	**64,747**	**59,242**	61,786	59,094
Total share premium and reserves	**131,517**	**81,525**	117,049	81,375

At the balance sheet date, retained profits of the Group included HK$1,036 million (2003(restated): HK$1,023 million) retained by associates and losses of HK$1,437 million (2003(restated): losses of HK$660 million) retained by jointly controlled entities. Distributable reserves of the Company as at 30th June 2004 including the proposed dividends amounted to HK$61,763 million (2003: HK$61,495 million).

(Expressed in millions of Hong Kong dollars)

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2004	(Restated) 2003
Profit from operations	**7,585**	6,031
Depreciation	**616**	362
Release of negative goodwill	**–**	(19)
Impairment of goodwill	**17**	19
Loss/(profit) on disposal of investment properties	**71**	(18)
Loss on disposal of other fixed assets	**13**	2
Dividends received from investments	**(96)**	(28)
Interest income	**(407)**	(300)
Exchange difference	**(26)**	–
Impairment of investments	**–**	44
Impairment of properties	**–**	1,229
Operating profit before changes in working capital	**7,773**	7,322
Decrease in stocks	**3,769**	5,757
(Increase)/decrease in trade and other receivables	**(1,380)**	3,389
(Increase)/decrease in marketable securities	**(235)**	74
Increase/(decrease) in trade and other payables	**516**	(749)
Decrease in deposits received on sale of properties	**(1,122)**	(2,601)
Cash generated from operations	**9,321**	13,192

(b) Purchase of subsidiaries

	2004	(Restated) 2003
Net assets acquired:		
Deferred tax assets	**–**	4
Fixed assets	**–**	1,653
Associates	**–**	20
Long-term investments	**–**	995
Stocks	**–**	38
Trade and other receivables	**–**	349
Pledged bank deposits	**–**	392
Cash and bank balances	**–**	2,513
Trade and other payables	**–**	(575)
Deferred tax liabilities	**–**	(39)
Minority interests	**–**	(2,627)
	–	2,723
Less:		
Associates	**–**	(1,646)
Negative goodwill on acquisition	**–**	(19)
	–	1,058
Satisfied by:		
Cash paid	**–**	1,058
Analysis of net cash inflow in respect of the purchase of subsidiaries:		
Cash consideration paid	**–**	1,058
Cash and bank balances acquired	**–**	(2,513)
	–	(1,455)

(Expressed in millions of Hong Kong dollars)

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(c) Analysis of the balances of cash and cash equivalents at end of year

	2004	2003
Bank deposits	**6,824**	8,602
Bank balances and cash	**383**	289
Bank overdrafts	**(58)**	(52)
	7,149	8,839
Less: Pledged bank deposits	**(326)**	(392)
	6,823	8,447

30. JOINTLY CONTROLLED ASSETS

At the balance sheet date, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	2004	2003
Investment properties	**5,340**	4,620
Land pending development	**132**	71
Land under development	**–**	1,530
Stocks of completed properties for sale	**151**	422
	5,623	6,643
Creditors and accrued expenses	**235**	203

31. RELATED PARTY TRANSACTIONS

During the year, the Group undertook various transactions with related parties for provision of finance, lease of premises, purchasing of goods and rendering of certain services related to property construction, management and marketing activities. The following is a summary of significant transactions between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates		Jointly Controlled Entities	
	2004	2003	**2004**	2003
Interest income	**5**	20	**65**	105
Rental income	**6**	28	**3**	1
Rental expenses	**–**	–	**17**	7
Other revenue from services rendered	**211**	126	**322**	984
Purchase of goods and services	**–**	–	**198**	574

The outstanding balances with associates and jointly controlled entities at the balance sheet date were disclosed in Notes (14) and (15).

(Expressed in millions of Hong Kong dollars)

32. CONTINGENT LIABILITIES AND COMMITMENTS

The Group

At the balance sheet date, the Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

	2004	2003
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	**3,015**	1,426
Authorized but not contracted for	**746**	437
(b) Capital commitments in respect of investments		
Contracted but not provided for	**129**	152
(c) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	**852**	1,097
Authorized but not contracted for	**271**	312

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$4,705 million (2003: HK$3,819 million) and other guarantees of HK$152 million (2003: HK$202 million).

The Company

At the balance sheet date, the Company had contingent liabilities, not included in the Company's financial statements, in respect of guarantees for bank and other borrowings drawn by:

	2004	2003
Subsidiaries	**19,703**	22,011
Jointly controlled entities	**4,401**	3,588
	24,104	25,599

33. OPERATING LEASE

At the balance sheet date, the future aggregate minimum lease income receivable by the Group under non-cancellable operating leases for land and buildings is analysed as follows:

	2004	2003
Not later than one year	**3,581**	3,491
Later than one year but not later than five years	**2,676**	2,960
Later than five years	**65**	12
	6,322	6,463

At the balance sheet date, the future aggregate minimum lease charges payable by the Group under non-cancellable operating leases is analysed as follows:

	2004	2003
Not later than one year	**212**	207
Later than one year but not later than five years	**145**	120
Later than five years	**14**	17
	371	344

(Expressed in millions of Hong Kong dollars)

34. FINANCIAL INSTRUMENTS

At the balance sheet date, the Group had outstanding interest rate swaps (to swap fixed rate into floating rate debt) and currency swap (to hedge principal repayment of USD debt) analysed as follows:

	Notional Principal Amount	
	2004	2003
Interest rate swaps		
– Less than one year	**800**	600
– One to five years	**1,250**	1,650
– After five years	**400**	800
	2,450	3,050
Currency swap		
– After five years	**234**	234

Counterparties to swap transactions are reputable international financial institutions with strong credit ratings. The Group has established treasury policies and control procedures to assess and monitor the counterparty limits and exposure. The Group does not consider that it has any significant exposure to any individual counterparty, nor does it anticipate non-performance by any of its counterparties.

35. COMPARATIVE FIGURES

Certain comparative figures have been restated as a result of adoption of the requirements of SSAP 12 (Revised) "Income Taxes".

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on pages 109 to 144 were approved by the board of directors on 23rd September 2004.

The directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the list following contains only the particulars of subsidiaries which principally affect the profit and loss account or assets of the Group. A complete list of all the subsidiaries will be annexed to the Company's 2004 annual return.

Unless otherwise stated, all principal subsidiaries are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
SUNeVision Holdings Ltd. (Listed in Hong Kong)	2	84.85	IT Infrastructure & Internet Services Investment	202,619,750
SmarTone Telecommunications Holdings Limited (Listed in Hong Kong)	4	52.08	Mobile Telephone System Operation	583,311,928
Sun Hung Kai Real Estate Agency Limited		100	General management & agency	1,000,000
New Town (N.T.) Properties Limited		100	Investment holding	2,287,659,338
Hung Kai Finance Company Limited		100	Registered deposit-taking company	100,000,200
Fidelity Finance Company Limited		100	Finance	200
Honour Finance Company Limited		100	Finance	500,000
Sun Hung Kai Properties (Financial Services) Limited		100	Finance	100,000
Sun Hung Kai Properties Insurance Limited		100	General insurance	75,000,000
Honour Securities Company Limited		100	Share broking	6,000,000
Sun Hung Kai Engineering Company Limited		100	Architectural & engineering	350,000
Sanfield Building Contractors Limited		100	Building construction	10,200,000
Everlight Engineering Company Limited		100	Fire prevention & mechanical engineering	50,000
Aegis Engineering Company Limited		100	Plant and machine hire	100,000
Hong Yip Service Company Limited		100	Property & Facility management	100,000
Kai Shing Management Services Limited		100	Property & Facility management	10,000
Mantegna Investment Company Limited	1	100	Hotel ownership	10,000,000
New Town Serviced Apartment Management Company Limited		100	Furnished apartment management	200
Royaltelle International Limited		100	Hotel management	2
Able Smart Assets Limited	1	100	Property investment	US$1
Additech Ltd.	1	100	Property investment	US$1
Addpower Properties Limited	1	100	Property investment	US$1
Airport Freight Forwarding Centre Company Limited		100	Freight forwarding centre	100
Amglo Master Ltd.	1	100	Property investment	US$1
Annadale Development Limited		100	Property development	2
Antanpark Limited	1	100	Property investment	US$1
Antinio Investments Limited	1	100	Property investment	US$1
Ao Ta Development Company Limited		100	Property investment	200
Artsland Properties Investment Ltd.	1	100	Property investment	US$1
Asiaford Limited	1	100	Property development	US$1
Banodale Limited		100	Property development	2
Barnard Enterprises Limited	1	75	Property investment	US$100
Beauty Marble Investment Limited		100	Property investment	2
Best Winners Limited	1	100	Property investment	US$1
Biliboss Limited	1	100	Property investment	US$1
Billion Mix Limited		100	Property investment	2
Branhall Investments Limited	1	100	Property investment	40,000,000
Campsie Enterprise Limited	1	100	Property investment	US$1
Cheerlord Investment Ltd.	1	100	Property investment	US$1

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Cherry Land Company Limited		100	Property investment	1,500,000
Citimind Limited		70	Property investment	100
City Lion Company Limited	1	100	Property investment	US$1
City Success Limited		100	Property development and investment	2
City Super Development Limited		100	Property development	2
Coundon Enterprise Limited	1	100	Property investment	US$1
Country Well (H.K.) Limited		100	Property investment	2
Crownsnest Enterprise Limited	1	100	Property investment	US$1
Darlinghurst Enterprise Limited	1	100	Property investment	US$1
Deluxe Plan Enterprises Limited		100	Property investment	2
Deporte Limited	1	100	Property investment	US$1
Dictado Company Limited		100	Property investment	200
Dipende Limited	1	100	Property investment	US$1
Donora Company Limited		100	Property development	2
Durbanham Enterprise Limited	1	100	Property investment	US$1
Entero Company Limited		100	Property investment	200
Ever Channel Limited		100	Property investment	2
Ever Fast Limited		100	Property development and investment	2
Excel Elite Assets Limited	1	100	Property investment	US$1
Excellent Chance Limited	1	100	Property investment	US$1
Far Fortune Investment Limited		100	Property investment	2
First Gain Assets Limited	1	100	Property investment	US$1
Firstmax Limited		100	Property investment	2
Forever Glory Investments Limited	1	100	Property investment	US$1
Fortune Honor Limited		100	Property investment	2
Fortune Yield Investment Limited		100	Property investment	2
Full Market Limited		100	Property investment	2
Garudia Limited		100	Property investment	2
Getherich Ltd.	1	100	Property investment	US$1
Glad Point Limited		100	Property development	2
Golden Square Properties Enterprises Limited	1	100	Property investment	1,000,000
Goldland Limited	1	100	Property investment	US$1
Grand Kosky Ltd.	1	100	Property investment	US$1
Grumete Company Limited		100	Property development	200
Harbour Vantage Limited		100	Property development	2
Harsco Limited		100	Property development	2
Head Master Assets Limited	1	100	Property investment	US$1
Henca Limited	1	100	Property investment	US$1
Hintline Investments Limited		100	Property development	5,000
Honenberg Limited		100	Property investment	2
Hong Kong Business Aviation Centre Limited	5	35	Business Aviation Centre	1,000,000
Honour Futures Limited		100	Commodities Dealing	7,000,000
Hopley International Limited	1	100	Property investment	US$1
Hung Kai Finance Investment Holding Limited		100	Property investment	200
Jaletina Company Limited		100	Property investment	2
Jugada Company Limited		100	Property investment	2
Kam Hoi Development Company Limited		66.7	Property development	120,000
Kamchatka Company Limited		100	Property investment	200
Kartasun Limited		100	Property investment	2
Kimrose Investments Ltd.	1	100	Property investment	US$1

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Kingsgrove Enterprise Limited	1	100	Property investment	US$1
Laboster Company Limited		100	Property investment	2
Lee Bit Kai Investment Company Limited		100	Property investment	1,000
Little Jewel Ltd.	1	100	Property development	US$1
Long Tesak Company Limited		100	Property investment	100,000
Lonsale Company Limited		100	Property investment	2
Lorient Holdings Ltd.	1	100	Property investment	US$1
Lunalite Company Limited		100	Property investment	2
Luxsky Ltd.	1	100	Property investment	US$1
Main Global Limited		100	Property investment	2
Manceton Limited		100	Property investment	2
Manmouth Limited		100	Property investment	2
Merit Success Company Limited		100	Property investment	2
Mighty Choice Assets Limited	1	100	Property investment	US$1
Mindano Limited		100	Property investment	10,000
Morifunn Ltd.	1	100	Property investment	US$1
Moscova Company Limited		100	Property investment	200
New Opportunities Company Limited		60	Property development	100
Nixon Cleaning Company Limited		100	Cleaning service	100,000
Obvio Yip Company Limited		100	Property development, property investment and loan financing	15,000,000,000
Open Step Limited		60	Property investment	10
Oriental Eagle Enterprises Limited		100	Property investment	2
Pacotilla Company Limited		100	Property investment	200
Pako Shun Limited		100	Property investment	2
Parico Fortune Ltd.	1	100	Property investment	US$1
Partner Sino Assets Limited	1	100	Property investment	US$1
Peach Blossom Company Limited	1	100	Property investment	US$1
Perfect Smart Enterprises Ltd.	1	100	Property investment	US$1
Ponente Company Limited		100	Property investment	200
Prelong Limited		100	Property development and investment	2
Profit Richness Limited	1	100	Property investment	US$1
Protasan Limited		100	Property investment	100
Rainforce Limited		100	Property development	2
Rena Holding Limited	1	100	Property investment	US$1
SHK (N.T.) Shopping Limited		100	Property investment	200
Shubbery Company Limited		100	Property investment	200
Smartland Enterprises Limited		100	Property investment	2
Solar Kingdom Limited		100	Property development	2
Speed Wise Limited		100	Property investment	2
Speedway Assets Limited	1	100	Property investment	US$1
Standard Top Limited		100	Property investment	2
Startrack Company Limited		100	Property investment	200
Sun Carol Company Limited		100	Property investment	200
Sun Hung Kai China Trading Limited		100	Property investment	2
Sun Hung Kai Properties Consultants Limited		100	Property investment	2
Sun Hung Kai Properties Pacific Limited		100	Property investment	2
Sun Hung Kai Real Estate Consultants Limited		100	Property investment	2
Sun Hung Kai Secretarial Services Limited		100	Secretarial services	200
Sun Yuen Long Centre Management Company Limited		87.5	Property investment and management	50,000
Sunfez Company Limited		100	Property investment	200

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Sunrit Enterprises Limited		100	Property investment	4,000,000
Super Bold Limited		100	Property investment	10,000
Super Sun Limited		100	Property development	2
Supreme Ford Limited		100	Property development	2
Tainam Holdings Limited	1	100	Property investment	US$1
Ten Choice Development Limited		100	Property investment	2
Tide Lead Enterprises Limited	1	100	Property development	US$1
Tenuta Limited	1	100	Property investment	US$1
Tipro Development Limited		100	Property investment	1,000,000
Tobright Ltd.	1	100	Property development	US$1
Tonthai Investment Enterprises Limited	1	100	Property investment	US$1
Town Descant Company Limited		100	Property investment	200
Town Fierce Company Limited		100	Property investment	109,800
Treasure On Development Limited		100	Property development and Investment	2
Truebright Investments Limited		100	Property development and Investment	2
Tsi Mai Company Limited		100	Property investment	200
Tsing Ma Management Limited		66.7	Road management	70,000,000
Tyranny Company Limited		100	Property investment	400
Uniland Investment Enterprises Limited	1	100	Property investment	US$1
Upper Hill Company Limited	1	100	Property investment	US$1
Victory Force Limited		100	Property investment	2
Victory Winner Limited		100	Property investment	2
Vimson Limited	1	100	Property investment	US$1
Virile Investment Enterprises Limited	1	100	Property investment	US$1
Wai Hung Development Company Limited		100	Investment holding and property investment	70,000
Warrior Company Limited		100	Property investment	300
Well Logic Properties Investment Limited	1	100	Property investment	US$1
Wellden Limited		100	Property investment	2
Wilson Parking (Holdings) Limited		100	Investment holding and carpark operation	1,000
Winner Land Enterprises Limited		100	Property investment	2
Wisearn Properties Investment Limited	1	100	Property investment	US$1
Wonder Charm Assets Limited	1	100	Property investment	US$1
WTC (Club) Limited		100	Club management	200
Wylproud Company Limited		100	Property investment	2
Yancon Limited		100	Property investment	2
Zarabanda Company Limited		100	Property investment	2
Zindemar Investments Corp.	3	100	Property development	US$2

Notes:
1. *Incorporated in the British Virgin Islands.*
2. *Incorporated in the Cayman Islands.*
3. *Incorporated in Panama.*
4. *Incorporated in Bermuda.*
5. *Indirectly held by the Company.*

PRINCIPAL JOINTLY CONTROLLED ENTITIES

The directors are of the opinion that a complete list of the particulars of all jointly controlled entities will be of excessive length and therefore the list following contains only the particulars of jointly controlled entities which principally affect the profit and loss account or assets of the Group. A complete list of all jointly controlled entities will be annexed to the Company's 2004 annual return.

Unless otherwise stated, all principal jointly controlled entities are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
+ Altomatic Limited		50	Property investment
#+ Anbok Limited		25	Property development
Arrowtown Assets Limited	1	49	Property development
#+ Asia Container Terminals Limited		28.5	Container terminals management
# Beijing Sun Dong An Co. Ltd.	2	50	Property investment
IFC Development Limited	1	47.5	Property development
# Dragon Beauty International Limited		50	Property development
#+ Faith & Safe Transportation Limited		50	Mid stream operator
# First Star Development Limited		50	Property development
+ Glorious Concrete (H.K.) Limited		50	Manufacturers of ready mixed concrete
#+ Green Valley Landfill Limited		20	Landfill waste disposal facility
#+ Hoi Kong Container Services Company Limited		50	Mid stream operator
Jade Land Resources Limited		25	Property development and investment
# Kerry Hung Kai Warehouse (Cheung Sha Wan) Limited		50	Godown operation
Krimark Investments Limited	1	30	Property development
+ New-Alliance Asset Management (Asia) Limited		50	Investment management services
+ Newfoundworld Holdings Limited		20	Property development and investment
#+ Pearl Delta Limited		20	Solid waste management and environment services
#+ Primecredit (Asia) Limited		46.5	Provision of money lending services
#+ Primecredit Limited		46.5	Deposit-taking company
+ Ranny Limited		50	Property investment
#+ River Trade Terminal Co. Ltd.	1	43	River trade terminal
# Route 3 (CPS) Company Limited		50	Toll road operation
# Senica International Limited		22.5	Investment holding
#+ South China Transfer Limited		20	Solid waste management and environmental services
Special Concept Development Limited		25	Property development
+ Splendid Shing Limited		50	Property investment
+ Star Play Development Limited		33.3	Property investment
#+ Sun Logistics Company Limited		50	Logistics Services
Teamfield Property Limited		57.52	Property investment
+ Tinyau Company Limited		50	Property investment
+ Topcycle Development Limited		50	Property development
#+ Uttoxeter Limited		30	Property development
# Wisdom Choice Investment Limited		40	Property development
# Wolver Hollow Company Limited		50	Property investment
+ Xipho Development Company Limited		33.3	Property development

\+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and profits after taxation of these jointly controlled entities attributable to the Group amounted to HK$302 million (2003: HK$315 million) and HK$191 million (2003: losses of HK$110 million) respectively.*

\# *Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.*

Notes: *1. Incorporated in the British Virgin Islands.*

2. Incorporated in The People's Republic of China.

Principal Associates

The directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the list following contains only the particulars of associates which principally affect the profit and loss account or assets of the Group. A complete list of all associates will be annexed to the Company's 2004 annual return.

Unless otherwise stated, all principal associates are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
#+ The Kowloon Motor Bus Holdings Limited (listed in Hong Kong)	1	33.28	Public transportation
#+ Ranex Investments Limited		29	Property development and investment
#+ The Hong Kong School of Motoring Limited		30	Driving School
#+ Onluck Finance Limited		35.44	Finance
#+ Treasure Peninsula Limited		29	Finance

\+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and profits after taxation of these associates attributable to the Group amounted to HK$1,686 million (2003: HK$1,870 million) and HK$345 million (2003: HK$477 million) respectively.*

\# *Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.*

Note: *1. Incorporated in the Bermuda.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sun Hung Kai Properties Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Stock Code: 16

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES, AMENDMENTS TO ARTICLES OF ASSOCIATION, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Sun Hung Kai Properties Limited (the "**Company**") to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 9 December 2004 at noon. (the "**Annual General Meeting**") is set out on pages 14 to 17 of this circular.

Whether or not you are able to attend the Annual General Meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

15 October 2004

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:
KWOK Ping-sheung, Walter
(Chairman & Chief Executive)
LEE Shau-kee
(Vice Chairman)
KWOK Ping-kwong, Thomas
(Vice Chairman & Managing Director)
KWOK Ping-luen, Raymond
(Vice Chairman & Managing Director)
* CHUNG Sze-yuen
* FUNG Kwok-king, Victor
* Dicky Peter YIP
# WOO Po-shing
# KWAN Cheuk-yin, William
# LO Chiu-chun, Clement
# LAW King-wan
CHAN Kai-ming
CHAN Kui-yuen, Thomas
KWONG Chun
WONG Yick-kam, Michael
WONG Chik-wing, Mike
WOO Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Non-executive Director
* *Independent Non-executive Director*

Company Secretary:
LAI Ho-kai, Ernest

Registered Office:
45th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

15 October 2004

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES, AMENDMENTS TO ARTICLES OF ASSOCIATION, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

At the annual general meeting of the Company held on 18 November 2003, resolutions were passed giving general mandates to the directors of the Company (the "**Directors**") to allot, issue and deal with the ordinary shares of the Company ("**Shares**") and to exercise the powers of the Company to repurchase its own Shares in accordance with the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Hong Kong Code on Takeovers and Mergers (the "**Takeover Code**") (together the "**Share Repurchase Rules**"). These general mandates will lapse at the conclusion of the forthcoming Annual General Meeting unless renewed at that meeting. Ordinary resolutions will therefore be proposed at the Annual General Meeting to renew the general mandates to allot, issue and deal with Shares and to repurchase Shares.

Certain amendments have been made to the Companies Ordinance and the Listing Rules which came into effect on 13 February 2004 and 31 March 2004, respectively. The Directors propose to introduce amendments to the Articles of Association of the Company (the "**Articles**") to bring them in line with the amended Companies Ordinance and Listing Rules.

The purpose of this circular is to provide you with information regarding, inter alia, the proposed general mandates to allot, issue and deal with Shares and to repurchase Shares, the proposed amendments to the Articles and the re-election of Directors.

1. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with the Shares (the "**Share Issue Mandate**"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate is up to 20% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate, if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 6 and 7 in the Notice of the Annual General Meeting set out on pages 14 to 17 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "**Share Repurchase Mandate**"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 7 October 2004, the latest practicable date prior to the printing of this circular (the "**Latest Practicable Date**"), the issued share capital of the Company comprised 2,400,931,362 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 240,093,136 Shares.

An explanatory statement as required under the Share Repurchase Rules, giving certain information regarding the Share Repurchase Mandate together with the details of the repurchases of Shares made by the Company during the six months preceding the Latest Practicable Date, are set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders.

3. AMENDMENTS TO THE ARTICLES

In view of the recent amendments to the Companies Ordinance and the Listing Rules which came into effect on 13 February 2004 and 31 March 2004 respectively, a special resolution to make corresponding amendments to the Articles will be proposed at the Annual General Meeting. Since there are a number of changes proposed, the changes are being effected by the adoption of a complete set of replacement Articles in substitution for the existing Articles.

A summary of the proposed amendments to the Articles is set out in Appendix II to this circular.

A copy of the Articles marked to show the changes being made is available for inspection at the Company's registered office during usual business hours on any business day up to and including the date of the Annual General Meeting and at the Annual General Meeting.

4. RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Articles, Mr. Dicky Peter YIP who was appointed on 28 September 2004, would retire at the forthcoming Annual General Meeting and, being eligible, would offer himself for re-election. In accordance with Article 104(A) of the Articles, Messrs. CHUNG Sze-yuen, FUNG Kwok-king, Victor, Sir Po-shing WOO and Mr. KWAN Cheuk-yin, William would retire by rotation at the forthcoming Annual General Meeting and, being eligible, would offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix III to this circular.

5. ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 9 December 2004 at noon is set out on pages 14 to 17 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the Share Issue Mandate, the Share Repurchase Mandate, the proposed amendments to the Articles and the re-election of Directors.

The procedure by which shareholders of the Company may demand a poll at any general meeting of the Company is set out in Appendix IV to this circular.

A proxy form for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not prevent shareholders from attending and voting at the Annual General Meeting if they so wish.

6. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate and Share Repurchase Mandate, the amendments to the Articles and the re-election of Directors to be proposed at the Annual General Meeting are in the best interests of the Company and the shareholders. Accordingly, the Board recommends the shareholders should vote in favour of the resolutions in relation to the above proposals to be proposed at the Annual General Meeting.

Yours faithfully,
KWOK Ping-sheung, Walter
Chairman & Chief Executive

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the memorandum under section 49BA of the Companies Ordinance. References in this statement to "Shares" means shares of all classes in the capital of the Company.

(a) Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) Shareholders' approval

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) Exercise of the Share Repurchase Mandate

As at the Latest Practicable Date, there were 2,400,931,362 Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued or no Shares are repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 240,093,136 Shares.

(d) Reasons for the Repurchase of Shares

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and the shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's memorandum and articles of association and the laws of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 30 June 2004) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the

Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) **Share Prices**

The monthly highest and lowest prices at which the Shares had traded on the Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2003		
October	69.25	62.25
November	67.75	57.50
December	67.00	61.25
2004		
January	80.00	65.00
February	79.00	72.50
March	78.00	68.50
April	76.75	66.25
May	68.75	56.50
June	67.00	60.00
July	67.50	62.25
August	74.00	64.50
September	76.75	71.75
October (to the Latest Practicable Date)	74.50	74.00

(g) **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Share Repurchase Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) The Takeover Code

If, as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeover Code. Accordingly, a shareholder, or group of shareholders acting in concert, could, depending on the level of increase of shareholding interest, obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as a result of a repurchase of Shares.

(i) Shares purchased by the Company

The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

This appendix sets out a summary of the proposed amendments to the articles of association of the Company.

Article 2	To add a new definition of "associate".
Article 2	To amend the definition of "Clearing House".
Article 2	To add a paragraph to the effect that any references to any ordinance or rules of stock exchange shall include such ordinance and rules of stock exchange and any subsidiary legislations, bye-laws, rules, regulations, practice notes, codes, guidelines, or guidance notes made pursuant to or issued or published from time to time under or by the authority of such ordinance or rules of stock exchange.
Articles 16 and 43	To revise the provisions on the amount payable for new share certificates.
Article 75	To reflect the requirement of voting by poll under the Listing Rules. The amended Listing Rules provide that any vote of shareholders taken at a general meeting to approve (i) connected transactions; (ii) transactions that are subject to independent shareholders' approval pursuant to the Listing Rules; (iii) granting of options to a substantial shareholder or an independent non-executive director or any of their respective associates; and (iv) any other transaction in which a shareholder has a material interest and is therefore required to abstain from voting, must be taken on a poll.
New Article 85(C)	To conform with the amended Appendix 3 of the Listing Rules which requires the articles of association of a listed company to provide that where any shareholder is subject to voting restrictions under the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such restriction shall not be counted.
Article 103(B)	To conform with the amended Appendix 3 of the Listing Rules which requires the articles of association of a listed company to provide that directors shall not vote for transactions in which they or their associates have a material interest.
Article 108	To conform with the amended Appendix 3 of the Listing Rules which requires there to be a minimum period during which notice may be given by a person other than a Director to propose a person for election as a Director (and during which notice is also given by such person of his willingness to be elected). This minimum period must be fixed for at least seven days and should commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

Article 110	To make it in line with the Companies Ordinance's requirement. The Companies Ordinance has been amended to provide that a director may be removed by an ordinary resolution instead of a special resolution.
Article 181	To be consistent with the amended provisions as to liability of officers and the Company's ability to purchase liability insurance for officers, as prescribed by the Companies Ordinance.

The following are the particulars of the five Directors proposed to be re-elected at the Annual General Meeting:

1. **The Hon Sir Sze-yuen CHUNG**, aged 86, Independent Non-executive Director and a member of the Audit Committee of the Company. Sir Sze-yuen Chung has been an independent Non-executive Director since 2001. Sir Sze-yuen Chung is also the Chairman and an independent non-executive director of The Kowloon Motor Bus Holdings Limited ("**KMB**"), a director of CLP Holdings Limited and the Pro-Chancellor of Hong Kong University of Science & Technology. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and Convenor of HKSAR Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), and Hong Kong Productivity Council (1974-78); and President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He established Hong Kong Polytechnic in 1972, City Polytechnic in 1984, Hong Kong University of Science & Technology in 1991 and Hospital Authority in 1990. He was deeply involved in the Sino-British Negotiation on Hong Kong's future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1994-97).

   Sir Sze-yuen Chung does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. He holds a personal interest of 18,821 shares of KMB, an associated corporation of the Company within the meaning of Part XV of the Securities and Future Ordinance ("**SFO**"). There is no service contract between the Company and Sir Sze-yuen Chung. Sir Sze-yuen Chung has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are to be determined by the Board with reference to the prevailing market practice, his duties and responsibilities with the Company and his contribution to the Company. For the financial year ended 30 June 2004, Director's fee of Sir Sze-yuen Chung as a Non-executive Director was HK$40,000 and as a member of the Audit Committee was HK$350,000 per annum.

2. **Dr. FUNG Kwok-king, Victor**, aged 58, Independent Non-executive Director. Dr. Fung has been an independent Non-executive Director since 1999. He is the Chairman of the Li & Fung Group, the Airport Authority and The Hong Kong University Council, an independent non-executive director of Bank of China (Hong Kong) Limited, PCCW Limited and Orient Overseas (International) Limited. Dr. Fung holds a Bachelor and a Master Degree from the Massachusetts Institute of Technology and a Doctorate from Harvard University. He is a member of Chinese People's Political Consultative Conference and the Hong Kong Government Judicial Officers Recommendation Committee. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr. Fung the Gold Bauhinia Star for distinguished service to the community.

   Dr. Fung does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and Dr. Fung. Dr. Fung has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are to be determined by the Board with reference to the prevailing market practice, his duties and responsibilities with the Company and his contribution to the Company. For the financial year ended 30 June 2004, Director's fee of Dr. Fung as a Non-executive Director was HK$40,000 per annum.

3. **Mr. Dicky Peter YIP**, aged 57, Mr. Yip was appointed an Independent Non-executive Director on 28 September 2004. Mr. Yip joined The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training. His previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. Since 1 January 2003, he has been appointed Chief Executive China Business, based in Shanghai. He is now also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China.

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from the University of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984 and the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government in 2000. He is now an adviser for the Beijing Financial Development Advisory Group and Hong Kong Chamber of Commerce China. He is also a director of the European Union Chamber of Commerce in China.

Mr. Yip does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Yip. Mr. Yip has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. He will be entitled to a director's fee to be determined by the Board upon approval by the shareholders at the Annual General Meeting. He will receive a further fee of HK$300,000 per annum for being a member of the Audit Committee of the Company, such fee is subject to review by the Board from time to time with reference to the prevailing market practice, his duties and responsibilities with the Company and his contribution to the Company.

4. **Sir Po-shing WOO**, aged 75, has been a director of the Company since 1972, is a solicitor and a consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries, a director of Henderson Development Ltd., Henderson Land Development Co., Ltd. and Henderson Investment Ltd. He was admitted to practise as solicitor in England and Hong Kong and is also a Fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at City University.

Sir Po-shing Woo does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and Sir Po-shing Woo. Sir Po-shing Woo has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are to be determined by the Board with reference to the prevailing market practice, his duties and responsibilities with the Company and his contribution to the Company. For the financial year ended 30 June 2004, director's fee of Sir Po-shing Woo as a Non-Executive Director was HK$40,000 per annum.

5. **Mr. KWAN Cheuk-yin, William**, aged 70, has been a director of the Company since 1999, is a Senior Partner of Woo, Kwan, Lee & Lo, Solicitors & Notaries, Mr. Kwan has 42 years of experience in legal practice. He is a former director and advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Legal Advisor of the South China Athletic Association and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

   Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong '94, '97, 2001 and 2004 Stamp Exhibitions. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of both King's College and the Institute of Arbitrators.

   Mr. Kwan does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Kwan. Mr. Kwan has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are to be determined by the Board with reference to the prevailing market practice, his duties and responsibilities with the Company and his contribution to the Company. For the financial year ended 30 June 2004, director's fee of Mr. Kwan as a Non-Executive Director was HK$40,000 and as a member of the Audit Committee was HK$350,000 per annum.

Article 75 of the Articles of Association of the Company sets out the procedure by which shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:–

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
Stock Code: 16

NOTICE IS HEREBY GIVEN that the Thirty-second Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "**Company**") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 9 December 2004 at noon for the following purposes:

1. To receive and consider the report of directors and the audited accounts for the year ended 30 June 2004.

2. To declare the final dividend.

3. To re-elect directors and authorise the board of directors of the Company to fix their remuneration.

4. To re-appoint auditors and authorise the board of directors of the Company to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) the exercise by the directors of the Company (the "**Directors**") during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting."

6. **"THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed the aggregate of:

(aa) twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

To consider and, if thought fit, pass the following resolution shown as item 8 as a special resolution:

SPECIAL RESOLUTION

8. "**THAT** the regulations contained in the document marked "A" produced to the meeting and, for the purpose of identification, signed by the Chairman hereof, be and are hereby adopted as the articles of association of the Company to the exclusion of and in substitution for all the existing articles of association of the Company."

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 15 October 2004

Notes:

(1) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the meeting.

(2) The Register of Members will be closed from 2 December 2004 to 9 December 2004 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 1 December 2004.

(3) With reference to Resolution 3 above, The Hon Sir Sze-yuen CHUNG, Dr. FUNG Kwok-king, Victor, Mr. Dicky Peter YIP, Sir Po-shing WOO and Mr. KWAN Cheuk Yin, William will retire by rotation and, being eligible, offer themselves for re-election at the Annual General Meeting. Details of the above Directors are set out in Appendix III to the circular dated 15 October 2004.

(4) With reference to Resolutions 5, 6 and 7 above, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
Stock Code: 16

15 October 2004

Dear Sir or Madam,

Pursuant to our letter dated 27 January 2003 and your subsequent reply to us/the default arrangement as mentioned therein (as appropriate), we send you herewith the Corporate Communication in the printed form as you so directed. You are however advised that the Corporate Communications prepared in Website Form and in other language will be available upon request.

If you wish to receive Corporate Communications still in printed form but in other language, please send your notification of new choice to our Registrar, Computershare Hong Kong Investor Services Limited, by using the attached pre-paid envelope*.

Both the English and Chinese versions of the Corporate Communications as well as the public announcements are made available on our website www.shkp.com. Shareholders who choose to receive the Website Form may sign and return the attached reply formslip and supply their email address using the attached pre-paid envelope* to our Registrar. The Registrar will then send you an email notification on the same day of issue each time the Corporate Communication is posted on our website.

The altered choice shall become effective 10 business days from the date of receipt of your notification by our Registrar. ***PLEASE IGNORE THIS LETTER if you do not have intention to change the choice of form and/or language as previously conveyed to us***. Should you have any query relating to this letter, please call the Company's hotline at 2828 8648.

Yours faithfully,

LAI Ho-kai, Ernest
Company Secretary

* Postage pre-paid is only applicable to shareholders of a registered address within Hong Kong.

REPLY SLIP

***PLEASE IGNORE THIS LETTER** if your choice of form and/or language remains the same as previously conveyed to us.*

To: Computershare Hong Kong Investor Services Limited

I/We would like to receive the Corporate Communications of **Sun Hung Kai Properties Limited in Website Form instead of printed form.**

(My/our email address is : ______________________________)

Signature : ______________________________

Name of Shareholder : ______________________________

Date : ______________________________

Contact Phone No. : ______________________________